129


05012964

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Steinhoff Int'l Holdings Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 02 2005
THOMSON FINANCIAL

FILE NO. 82- 34772 FISCAL YEAR 6-30-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dlw

DAT : 12/1/05

Steinhoff
International Holdings Ltd

industrial diversified integrated competitive sustainable

raw material | manufacturing | warehousing and distribution | retail | household goods

ANNUAL RE[illegible] 2005

Contents

We are a diversified industrial company

One of the top furniture and household goods groups in Europe, and the largest in Africa and the Pacific Rim, the Steinhoff group manufactures, warehouses, distributes and retails a wide range of household goods (mainly bedding, case goods and lounge furniture) as well as raw materials used primarily in manufacturing household goods.

- Group revenues increased by 88% in euros and 81% in rand
- 40% growth in headline earnings in euros and 35% in rand
- Headline earnings per share increased by 33% in euros and 28% in rand
- Strong regionally independent balance sheets support future growth
- R1,4 billion cash generated by operations
- Distribution to shareholders increased by 36% to 30 cents per share

Steinhoff
International Holdings Ltd



Financial highlights for the year ended 30 June 2005

	2005 R'000	2004** R'000	2003* R'000	2002 R'000	2001 R'000
Revenue	**19 114 369**	10 572 130	9 948 595	8 207 936	5 773 532
Operating income before finance costs	**2 213 410**	1 325 629	998 210	732 728	643 332
Finance costs	**385 888**	268 694	121 177	79 299	46 648
Income before taxation	**1 827 522**	1 056 935	877 033	653 429	596 684
Taxation	**222 120**	145 444	97 950	52 609	27 130
Net income after taxation	**1 605 402**	911 491	779 083	600 820	569 554
Share of associate companies' retained income	**50 265**	115 474	91 056	55 964	38 111
(Income)/loss attributable to minority interests	**(64 112)**	(4 012)	2 881	1 809	1 819
Earnings attributable to shareholders	**1 591 555**	1 022 953	873 020	658 593	609 484
Total assets	**24 463 009**	13 560 510	9 484 299	8 636 901	5 719 588
Shareholders' equity	**8 920 067**	6 454 606	4 929 247	4 384 369	2 897 274
Gearing ratio (net) (%)	**22**	–	15	24	9
Basic earnings per share (cents)	**141**	96	91	76	74
Headline earnings per share (cents)	**141**	110	102	91	64
Distribution to shareholders (cents)	**30**	22	18	15	12
Net asset value per share (cents)	**732**	575	523	484	349

* *The 2003 figures have been restated to comply with the directive issued by the JSE Limited regarding the consolidation of share incentive trusts.*

** *The 2004 figures have been restated to reflect the changes in the method of recognising operating lease costs and the restatement of an associated company's figures to reflect its restatement of foreign operations into their functional currency, the proportionate consolidation of joint venture companies and the change in the method of recognising operating lease costs.*



Shareholders' funds
(R'000)
01
2 897 274
02
4 384 369
03
4 929 247
04
6 454 606
05
8 920 067
Net asset value per share
(cents)
01
349
02
484
03
523
04
575
05
732
Headline earnings per share
(cents)
01
64
02
91
03
102
04
110
05
141



Distribution per share
(cents)
01
12
02
15
03
18
04
22
05
30

OUR SUCCESS . . .

The values that underpin our success are responsibility, accountability, integrity, quality, diversity and relationships based on our respect for each other and the environment in which we operate.

responsibility, accountability, integrity, quality, diversity

INTEGRATED LIFESTYLE SUPPLIER

As an integrated lifestyle supplier that **manufactures, warehouses, distributes and retails** household goods, we can provide our customers with an extensive product offering in our dedicated geographical regions.

COMPETITIVE COST ADVANTAGES

Our strategy to manufacture and source in low-cost regions and sell in **developed markets** assists in providing a competitively-priced offering.

VERTICAL INTEGRATION

We continue to develop and optimise synergies at all levels of the value chain to accelerate our mutual profitability. This improves our management of the supply chain and **enhances our services** to our customers.

SUCCESSFUL BRANDS AND PRODUCTS

The strategic focus is to manage the group's premium brands and product range in such a way that we can **adapt to changing trading conditions** while maintaining our ability to compete and take advantage of changing economic conditions.

MARKET **LEADERS**

Partnering with leaders in their own domestic markets ensures improved competitiveness, but also helps in understanding the various consumer markets in which Steinhoff operates. Anticipating changes in consumer spending and preferences are key to staying ahead of the game.

INTEGRATED **SUPPLY CHAIN**

Our integrated supply chain, logistics infrastructure and the ability to utilise our own manufacturing facilities and third-party sourcing ensure that we provide the right product to the right market at the right price.

HUMAN CAPITAL

The group's commitment to sustainable operations, sound labour relations, skills training and development and support of HIV/Aids interventions, aimed at creating an environment where all our employees worldwide can **develop to their fullest potential,** continues.

INTRAGROUP SUPPLIES

Where appropriate we continue to increase the intragroup supply of **raw materials and components** to improve operating efficiencies and enhance our margins.

Our fully-diversified industrial business

RAW MATERIALS

Access to a reliable supply of quality raw materials at competitive prices is critical for sourcing, ontime deliveries and distribution.




MANUFACTURING

Our diverse product range and route to market of successful trade and consumer brands and products, supplemented by products sourced from third parties, remains a strategic advantage.





LOGISTICS, WAREHOUSING, RETAIL AND DISTRIBUTION

Short lead times, accurate deliveries and optimal quantities and superior after-sale service provide our customers with a competitive advantage. The ultimate aim is to give the consumer the right product at the right price.





Timber
Our South African division owns and manages timber in the southern Cape region where the group has recently invested in a technologically-advanced sawmill in George. All timber used by the South African operation is FSC-certified in compliance with environmental requirements. Timber remains a strategic raw material for the group.

Chipboard and timber products
PG Bison's product range includes chipboard, upgraded board and decorative laminates. Chipboard is an important component used in the production of household goods. The synergies between Steinhoff's existing operations and PG Bison will result in economic and commercial advantages, such as enhanced timber recovery rates and better control over this relatively scarce raw material.

Foam and textiles
Foam, textiles and other components produced by the raw materials division, are used in the manufacturing process, and sold to third parties both locally and internationally in western Europe and Australia. Vitafoam, one of the raw material division companies, produces flexible polyurethane foam through its seven production plants based in South Africa. This product is not only used in the furniture and bedding manufacturing and packaging process, but also in a range of consumable products.

Leather
Leather furniture has remained a focus for consumers worldwide although innovative fabric such as Novalife has gained some market share. Our recent long-term investment in an Indian tannery will contribute towards and guarantees us commercially-viable access to leather, which in turn guarantees our supply to this premium market segment.

Bedding
Internationally, our bedding production has been expanded by the acquisition of Sprung Slumber in the UK, Hukla Mattresses in Germany, while in Africa the opening of a foam plant in Mozambique and the investment in Zimbabwe have supplemented our African supply capacity. In South Africa the division's brands include Sealy, Edblo, Slumberland, Ther-A-Pedic and Softex. Internationally the Relyon brand remains the upmarket bedding supplier in the UK, and with acquisitions of Sprung Slumber and Hukla, Steinhoff now has an extended market share, growing geographic reach and diversification throughout Europe.

Lifestyle goods
The motivation for the purchase by any consumer of household goods varies from necessity to luxury. In the selection of household goods, fashion plays an important role. To be successful in anticipating and fulfilling consumer demand, a close working relationship with our strategic partners in retail is crucial to understand and communicate any changes in consumer demands.

Logistics
In a competitive environment, the effective, efficient and reliable distribution of products remains a barrier to entry for competitors. This road starts at the transportation of timber and other raw materials to the manufacturing plant and ends with delivery to the end-consumer. Steinhoff recently obtained a controlling interest in the separately listed logistic company Unitrans, and is now able to utilise the wealth of logistic experience lodged in Unitrans.

Warehousing
Technology plays an important role in the effective management of the supply chain. Centralised and high-tech distribution centres are all strategically located to manage logistical needs better. It gives greater control over stock levels, providing a more efficient service and reduced delivery times to our customers.

Household goods
Over the past six years, we have extended our product range to enhance services to our customers and established supply relationships with selected and valued customers and buying groups. Through these relationships, and with time, we have grown as market leaders in our chosen markets. We have also added retail outlets to our operations to ensure maximum benefit to our shareholders. These are expanding rapidly, adding to our global footprint and long-term strategy of increasing our market share in Europe, Australia and Africa.

Executive directorate



Bruno Ewald Steinhoff (67)*

Bruno, founder of the group, currently serves as executive chairman, with specific responsibility for strategic development. After studying industrial business, Bruno started his furniture trade and distribution business in June 1964 in Westerstede, Germany. In 1971, he expanded into manufacturing with the first upholstery factory in Remels. During the 1980s and 1990s, Bruno acquired interests in central and eastern Europe and also ventured into South Africa in a joint venture with Claas Daun involving Gommagomma Holdings. He has 41 years of experience in the furniture business and more than 31 years' manufacturing experience. Bruno also serves on the regional board of Commerzbank for Northern Germany and PSG Bank in South Africa.

Markus Johannes Jooste (44)#ø° BAcc, CA(SA)

In 2000, Markus was appointed group managing director of Steinhoff International and chairman of Steinhoff Africa. In 1988, Markus joined Gommagomma Holdings as financial director and became involved in merging the southern African furniture operation with the extensive interests of Bruno Steinhoff. Markus was appointed as executive director and took responsibility for the European operations of Steinhoff International and also for directing the group's international marketing and financial disciplines. Currently, Markus serves as chief executive officer and also serves on the boards of the following listed companies: Unitrans Limited (member of the remuneration committee), PSG Group Limited (member of the remuneration committee), KAP International Limited and Homestyle Group plc. He is a non-executive director of The Racing Association.

Johannes Henoch Neethling van der Merwe (46) BAcc, BCompt (Hons), CA(SA)

Jan has been chief financial officer since November 2003. Jan previously led the Steinhoff International group services team. He has wide experience in most of the operational aspects of the group's business. A qualified chartered accountant, Jan entered the industry as a buyer for Gommagomma Holdings (now Steinhoff Africa) in 1989. Since then, he has held several positions, including managing director of Steinhoff Furniture, Cape Town. He was appointed managing director of Steinhoff Africa group services in 1999 and international group services in 2001. Jan also serves on several boards including Unitrans Limited (member of the audit and risk committee) and Homestyle Group plc as a non-executive director.

Fredrik Johannes Nel (46) BCompt (Hons), CA(SA)

Frikkie was appointed financial director of Steinhoff International in 1998 and also acted as company secretary for the group. He has overall responsibility as the company's financial director. After serving as an accountant with a private company, he joined Gommagomma (now Steinhoff Africa) as financial manager in 1989, becoming financial director in 1990. He qualified as a chartered accountant in 1993.

Daniël Maree van der Merwe (47) BComm, LLB

Danie was elected to the Steinhoff International Holdings board in 1999 and is group managing director for Steinhoff Africa. Danie was admitted as an attorney of the High Court of South Africa in 1986. He practiced as an attorney, gaining experience in the commercial and labour law field and, in 1990, joined the Roadway Transport group. He was instrumental in developing the strategic direction and growth of this group. In early 1998, following the merger of Roadway with Steinhoff Africa, Danie joined Steinhoff. Danie currently serves on the boards of Unitrans Limited, PG Bison, Freedom Group and holds several appointments within the Steinhoff group, with specific responsibility for the southern African and Indian operations.

Rodney Howard Walker (49)~

Rod heads up the group's operations in the Pacific Rim and was appointed to the board in March 2004. He was appointed managing director of Freedom Group Limited, listed at the time, in June 2000 and led the management buyout and delisting of Freedom Group at the end of 2003. Freedom is a major retailer of furniture and housewares in Australia and New Zealand. He started out as a sales representative in the publishing industry and held various management positions in the food and beverage industry in the USA and Australia. He acted as a director of operations, development and logistics for Pizza Hut Australia Limited before joining Freedom Group as director of logistics and human resources in 1994. Rod held various positions in Freedom Group before being appointed as managing director. Following the supply and alliance agreement concluded with Steinhoff in 2001, Rod was also appointed to the board of Steinhoff Pacific.

Karel Johan Grové (56)

Jo is the chief executive officer of Unitrans Limited and joined Steinhoff as a non-executive director in September 2000. He has more than 35 years of experience in the accounting and banking industries. Prior to joining Unitrans in 1998, he established and acted as managing director of Medical Leasing Services (Pty) Limited (in 1976) and Imperial Bank Limited (in 1995). He started his career as cost and works accountant with Shaft Sinkers (Pty) Limited in 1969. Jo completed the advanced management programme with the University of Oxford in 1983. Jo became an executive director of Steinhoff, with effect from the approval and implementation of the acquisition of the majority shares in Unitrans.

~ Australian
* German
# Member of audit and risk management committee
ø Member of human resources and remuneration committee
Ω Member of group risk advisory committee
• Member of nominations committee


Steinhoff
International Holdings Ltd



Non-executive directorate and secretary



Deenadayalen Konar (51)#øΩ• BComm, HDipAcc, MAS, CertTaxLaw, DComm, CA(SA)

Len joined Steinhoff on listing and is an independent consultant and professional director. Prior positions include executive director of internal audit portfolio and head of investments at the Independent Development Trust, and professor and head of the department of accountancy at the University of Durban-Westville. He is a past patron of the Institute of Internal Auditors South Africa, and a member of the King Committee on Corporate Governance, the Securities Regulation Panel, the Corporate Governance Forum and the Institute of Directors. He was appointed chairperson of the ministerial panel for the review of the regulation of accountants and auditors in South Africa in 2003. Len is also a non-executive director of Old Mutual South Africa, the South African Reserve Bank, Sappi Limited and Kumba Resources Limited. He was recently appointed as an external audit committee member of the International Monetary Fund in Washington. Len chairs the audit and risk management and nomination committees and acts as senior director.

Dirk Emil Ackerman (70)#øΩ

Dirk is a director of companies and the chairman of the human resources and remuneration committee, a position he has held since joining the group on listing in September 1998. He has more than 40 years of management experience. He joined Chubb and Sons Lock & Safe group in 1961 and acted in various positions, which culminated in being appointed managing director of Chubb Holdings Limited in 1981. He became chairman and chief executive in 1986 and, since retirement in June 1994, acted as non-executive chairman until 1996. Dirk completed several management courses with the University of Cape Town Graduate School of Business and Henley Management College in the United Kingdom. In October 1993, Dirk received the order for meritorious service – silver from the state for public and private sector service.

Claas Edmund Daun (62)* BAcc, CA

Claas joined Steinhoff Germany as director in 1992 and has acted as a non-executive director of Steinhoff since listing in 1998. Claas has extensive experience of management and investments worldwide and is a corporate investor in several industries. He is currently a member of the boards of KAP International Limited, KAP AG, Feltex Limited, Courthiel Holdings (Pty) Limited, Daun et Cie AG and BCM Holdings (Pty) Limited, Stöhr AG and Mech Baumwoll-Spinnerei & Weberei AG, and holds several other directorships. He is also a member of the board and one of the vice-presidents of The Southern African German Chamber of Commerce and Industry. Claas is also honorary consul of South Africa in Lower Saxony, Germany. Claas holds a masters' degree in business commerce from the University of Cologne and qualified as chartered accountant in 1975.

Johannes Nicolaas Stephanus du Plessis (56)øΩ BComm, LLB

Johann was appointed to our board as non-executive during 2002. He is a trial lawyer and member of the Cape Bar. He was admitted as counsel during 1974 and took silk in 1989. He has been exposed during the course of his career to a wide range of commercial matters. He has occasionally acted as judge in the High Court.

Johannes Fredericus Mouton (59)#Ω BComm (Hons), CA(SA), AEP

Jannie started his career with Federale Volksbeleggings Limited as financial manager and after a period as financial director with Kanhym Limited, established Senekal Mouton & Kitshoff Inc, a stockbroking company and member of the JSE. He served as member of several JSE committees and was instrumental in various corporate transactions. He has 30 years of experience in financial management and investment banking. Other board positions include Remgro Limited and Arch Equity Limited. He also serves as a trustee on Stellenbosch University's various trust and investment funds.

Franklin Abraham Sonn (66)øΩ• BA, HDipEd (Hons), FIAC

Franklin joined as independent non-executive director in 2002. He was appointed first ambassador of democratic South Africa to the United States of America (1995 – 1998). He returned to South Africa in 1999 and is the recipient of 12 honorary doctorates in law, education, humanities and philosophy from various institutions in South Africa, Europe and North America. He served as rector of Peninsula Technikon for 17 years and currently serves as chancellor of the University of the Free State since 2002. Current board positions include Chairman of Airports Company South Africa Limited, Johannesburg Airport Sun Inter-Continental Hotel, African Star Ventures (Pty) Limited, Kwezi V3 Engineers, Ekapa Mining (Pty) Limited and non-executive director of Absa Bank Limited, Absa Group Limited, Absa Personal Bank, Sappi Limited, Macsteel Holdings, RGA Reinsurance Company of South Africa, Metropolitan Holdings (Pty) Limited and Safmarine (Pty) Limited.

Norbert Walter Steinhoff (57)* Diplom Volkswirt (rer pol)

Norbert currently acts as non-executive director although he completed a term as executive director since listing. Norbert joined Bruno Steinhoff GmbH in October 1975 and has held various marketing, sales and management positions. Norbert studied economics at the University of Mannheim with practical training in Paris and London. He completed his bachelor's degree and obtained the certificate of diploma Volkswirt (rer pol) in 1974. He also completed a specialised trainee programme on marketing and product management with the American group, Eli Lilly, in Bad Homburg.

Company secretary
Stephanus Johannes Grobler (46) BComm (Hons), LLB

In December 1999, Stéhan was appointed company secretary of Steinhoff International and joined the group in a more formal relationship on 1 July 2000. Stéhan was admitted as an attorney of the High Court of South Africa in 1989. He is also admitted as a notary public, conveyancer and to appear in the High Court of South Africa. Stéhan gained extensive experience practising in the business and corporate law fields advising various companies, listed and unlisted, on commercial and company law issues. Stéhan acts as the compliance officer and also heads the legal department of the group. He also acts as director for various group and other companies.



Dedicated teams drive our

immediate goals

fostering customer relations, focused on world's best customer service levels

increasing our competitive cost position and margins in all activities through business improvement programmes

expanding our product lines and thus our customer base by building on our latest acquisitions

bringing on excess capacity focused on higher-margin branded products

maximising intragroup trading and building on synergies derived from worldwide sourcing

continued focus to ensure stakeholder returns remain attractive

steadily increasing cross-border and cross-country trade

raising productivity, through an enlightened and motivated human resource strategy

exploring all avenues to enhance logistical efficiencies in distribution, warehousing and retail

maintaining clear and effective communication with all stakeholders

Strategy and growth

We have some of the highest-quality, lowest-cost and most efficient plants in the household goods and related industries. We are committed to best practice for industry performance, which has resulted in the closure and relocation of uncompetitive, less efficient facilities.

Our strategy is to design, build, operate and own reliable and efficient furniture manufacturing plants, delivering a wide range of furniture, case goods and bedding while increasing our distribution business and growing our group by transferring our lifestyle goods expertise to new markets.

We continue to expand our manufacturing and distribution businesses, adding retail outlets focused on growth in foreign markets where we can earn superior returns. This drive resulted in investments in the retail industry in selected markets to ensure these returns.

The stable and cash-generative nature of our businesses underpins our earnings and dividend growth.

To support our initiatives, we continue to invest in vital areas:

- the development of human capital
- information technology to enhance our product design and development
- brand design

We drive efficiency throughout the group, establishing disciplined routines and gaining economies of scale in raw material procurement and manufacturing processes.

All group companies are continually evaluated to ensure plans are in place to protect and optimise shareholder value.

Steinhoff has a strong balance sheet. Our debt maturity profile is favourable, with longer-term maturities and low interest rates. The successful completion of the US note purchase programme which raised USD284,5 million and €23,5 million as well as syndicated loans in respect of GBP100 million and €235 million resulted in the consolidation of our European division's funding profile and a significant reduction in the cost of capital.

We continuously consider various funding alternatives such as syndicated loans, bonds and commercial paper, as well as equity, in meeting our requirements at the lowest cost of capital in ensuring enhanced shareholder value. In this regard, our South African subsidiary recently raised R650 million by the issue of listed perpetual preference shares, the proceeds of which have enabled Steinhoff Africa to fund strategic investment and acquisitions.

We intend to use the proceeds outside South Africa for the continued growth and development of our group, including strategic acquisitions and investments, capital expenditure and general corporate purposes.

We can respond rapidly to growth opportunities because of our strong cash flows and access to external funding sources.

The current number of shares in issue is 1 130,6 million.

Joint report by chairman and chief executive officer


Steinhoff
International Holdings Ltd


exceptional

Dear shareholder

This has been an exceptional year. Not only has the group continued to deliver on its objectives of profitable top-line growth and increased returns on invested capital, but has done so while driving an organisational change process and coping with markets disrupted by currency fluctuations and soaring raw material and fuel prices.

raw material | manufacturing | warehousing and distribution | retail | household goods

Bruno Steinhoff (Chairman) and
Markus Jooste (Chief executive officer)




We are pleased to report that we have surpassed our group objectives of real growth in earnings and that, aided by superb operational performance, we increased our attributable earnings from R1 023 million to reach the R1 592 million mark for the first time. We are also proud of the significant increase in our operating profit and pleased to report a material improvement in our net asset value.

In 2005, our company:
- posted strong financial results in a challenging business environment
- launched exciting new products and services that significantly improved customer satisfaction
- outperformed our peers and gained market share in most of the markets we operate in.

The challenges have been immense but the response of everyone in the group has been most heartening, evidenced by the following achievements:
- group revenues increased by 88% in euros and 81% in rand
- 40% growth in headline earnings in euros and 35% in rand
- headline earnings per share increased by 33% in euros and 28% in rand
- strong regionally independent balance sheets to support future growth
- R1,4 billion cash generated by operations
- distribution to shareholders which increased by 36% to 30 cents per share.

Since our listing, Steinhoff has consistently delivered safe and reliable returns to shareholders, with solid compound growth in headline earnings, distributions and net equity. These achievements provide a base for Steinhoff to assess and meet the real and difficult challenges posed by an increasingly complex global business environment.

The finance report and the reports of the individual businesses in the group detail our financial and operational results and we report on our business strategy and the development of businesses for domestic and international growth.

Our aims

We aim to deliver world-class operating and financial performance to provide superior shareholder returns. We have put a significant number of building blocks, both organic and structural, in place for improved operational excellence in pursuit of our target of real growth across all divisions in the group. To achieve this we:
- aim to cover the world through our global reach, global brands and global customers
- lead our key markets through customer focus, product innovation, superior service and value for money, products and services
- make our high-quality, low-cost and efficient assets work to deliver superior performance
- manage our strong group and divisional balance sheets through a conservative debt profile, high interest cover and regional-specific borrowings
- enable our people to make the difference by rising to the challenges, skills development and performance-driven culture
- share best practices across businesses and functions
- exploit our core skills, assets and scale by investing in value-creating assets and developing selected high-potential growth businesses
- behave as responsible, long-term stewards of our businesses.

In assessing market attractiveness for Steinhoff's international expansion among a wide spectrum of countries, each country and region are evaluated according to set criteria. These include the size and potential growth of revenue, growth rate and expectations, political, legal and regulatory business frameworks, market competitiveness and the prospects for Steinhoff to pursue its vision in such regions.

Steinhoff has worked hard to be the leader in our industry – in terms of shareholder return, responsible stewardship and community involvement. We set high standards for our company, employees and suppliers and encourage each group to rise to the challenge of being a best-practice company.

Steinhoff has a strong entrepreneurial, value-based culture, distinguished by the high degree of passion, energy and stamina of its staff. The group, recognising the need to attract highly-talented professionals, made a number of select appointments during the year in the

Distribution per share
(cents)



01 12
02 15
03 18
04 22
05 30

Headline earnings per share
(cents)



01 64
02 91
03 102
04 110
05 141

UK, Australasia, Europe and South Africa, broadening the diverse talent pool at Steinhoff.

The responsibilities of the board of directors are becoming increasingly important. The Steinhoff board is successful in its obligation to challenge management and we value the contribution of all independent non-executive directors at Steinhoff.

Steinhoff has a culture that thrives on change, in addition to a common set of values which enables it to face any environment with confidence.

Performance

Revenue and earnings

The group's revenues in rand increased by 81% from R10 572 million to R19 114 million. A portion of this increase was attributable to the consolidation of the results of Unitrans (six months) and PG Bison Holdings (Pty) Limited (12 months), both of which were previously associates and are now subsidiaries of the group.

The group generated 52% (2004: 83%) of its revenues in currencies other than South African rand, principally euro, pound sterling (GBP), US dollar (USD) and Australian dollar (AUD). The revenue achieved in euro terms increased by 88% from €1 287 million to €2 416 million.

Headline earnings grew by 35% from R1 178 million in 2004 to R1 590 million.

Headline earnings per share increased 28% to 141 cents (2004: 110 cents) with basic earnings per share increasing 47% to 141 cents (2004: 96 cents). The weighted average number of shares in issue increased by 6% during the year to 1 128,1 million (2004: 1 067,5 million).

Balance sheet

Ordinary shareholders' funds at 30 June 2005 amounted to R8 276 million (2004: R6 455 million).

Return on average ordinary shareholders' funds increased to 22% (2004: 21%). The net asset value per ordinary share improved further by 27% from 575 cents to 732 cents per share, despite an increase in the number of issued shares to 1 130,6 million at 30 June 2005 (2004: 1 123,0 million).

The group's cash flow from operations was R1 424 million (2004: R1 539 million). Cash generation is calculated after a net increase in working capital of R991 million (2004: decrease of R97 million). This was attributable to an increase in inventory and accounts receivable commensurate with the group's growth in activity levels, and the continuation of the policy of accelerated payments to suppliers to obtain preferential treatment.

Sourcing and margins

The average operating margin of the group was 10,6% for the year. However, to facilitate comparison with previous periods, if the effects of Unitrans' lower margins are eliminated on a pro-forma basis, the operating margin of the remainder of the group improved to 13% (2004: 12,5%). The group continues to benefit from enhanced efficiencies throughout the supply chain, its critical mass and its policy to fund third-party suppliers to achieve favourable terms of supply of outsourced products.

The group's expansion of the buying office in China and the centralisation of all third-party sourcing and distribution activities under the Pacific Rim division are continuing to deliver positive results. The wholesale, distribution and retail business segment, which already comprises 51% of Steinhoff's sourcing revenue, enhances the group's flexibility and product offering and continues to contribute to market share gains in the group's principal markets.

Corporate activity

We pursued our strategy of targeting appropriate investment opportunities and concluded the following corporate transactions during the period under review:

Hukla

We expanded our European range with effect from 1 October 2004, when Steinhoff acquired, from the liquidator concerned, the assets, including designs, brands, trademarks, drawings and manufacturing equipment, of Hukla Möbelwerke GmbH. This acquisition of the assets and brands is proving beneficial and its incorporation as part of the group is already delivering the desired results.

The Hukla assets and brands acquired in October 2004 are already delivering the desired results

Unitrans Limited (Unitrans)

Following the exercise by Steinhoff of its pre-emptive right on the 34 216 680 shares held by Murray & Roberts Limited in Unitrans, at 2 632 cents per share, the related offer to Unitrans minorities attracted acceptances for 1 050 Unitrans shares, translating to an additional investment in Unitrans of R900,6 million. Steinhoff now holds 62,8% of Unitrans' issued share capital.

Homestyle Group plc (Homestyle)

In June 2005, Steinhoff Europe acquired 60,8% of Homestyle's issued share capital, pursuant to a subscription for 157,6 million shares in Homestyle at 55 pence per share and through a series of placements of shares for cash (the Homestyle refinancing) underwritten by Steinhoff Europe. The Homestyle refinancing raised GBP105 million, before expenses.

From the proceeds, Homestyle's entire amount of bank borrowings was redeemed and an outstanding value added tax claim in respect of structural guarantees settled.

In addition, Steinhoff Europe agreed to make available a working capital facility of GBP20 million to Homestyle for the period ending on 31 October 2006. As a result of the refinancing, Homestyle is largely interest-bearing debt free. It is now in a position to enhance its product offering through better merchandising and increase its margins through improved suppliers' terms. Homestyle operates through two divisions: the bed division, with 436 stores under the "Bensons for Beds", "Sleepmasters" and "Bedshed" trade names, and the furniture division which trades through 177 stores under the "Harveys" trade name. Homestyle last reported an annual revenue of GBP453,6 million (2004: 53 weeks GBP379,5 million) none of which was included in the results for the year under review. Following this acquisition, Ian Topping, our UK chief executive officer (CEO), was appointed as CEO of Homestyle. Markus Jooste and Jan van der Merwe joined the board as non-executive directors. Homestyle is listed on the London Stock Exchange.

Amalgamated Appliances Holdings Limited (AMAP)

On 1 September 2005, a book-building process managed by Nedcor Securities (Pty) Limited, closed in respect of the sale by Salton Inc of 111 544 628 shares in Amalgamated Appliances Holdings Limited (AMAP) (being 52,6% of the issued share capital). The book-build was closed at a price of 495 cents per AMAP share (cum the dividend of 17 cents per share declared on 24 August 2005) and delivery and settlement occurred on or about 30 September 2005. Steinhoff Africa Holdings (Pty) Limited and its nominee(s) were allocated 53 259 690 AMAP shares (a 25,1% interest) for a total consideration of R263,6 million payable against delivery of the relevant shares in dematerialised form.

Steinhoff now holds approximately 26% of the issued share capital of AMAP.

AMAP is a well-known distributor in South Africa of consumer electronic equipment and electrical appliances. Major brand names include: appliance division: Russell Hobbs, Remington, Salton, Tedelex, Pineware and Haz, and consumer electronics division: Pioneer, Toshiba, Sansui, Tedelex and Tannoy. Substantial synergies between AMAP and Steinhoff Africa exist particularly in warehousing, logistics and distribution. AMAP, as an associated company of Steinhoff, should also bring other benefits to bear in the form of enhanced utilisation of sourcing, infrastructure and purchasing power.

The corporate activities discussed above strengthen our product offerings, improve our potential for growth and further strengthen our balance sheet.

Funding and borrowings

The group completed various funding activities during the year under review which are detailed in the financial officers' report.

Performance management

Steinhoff operates within a rigorous performance management framework which ensures that both business and individual performance are managed, measured and rewarded consistently. It applies performance management across the group, ensuring that our strategy is included in objectives of the group, divisions, corporate functions and individuals. As part of our framework, a series of financial and non-financial performance metrics are measured and reported on each month. These metrics include group management accounts, financial performance, progress towards strategic priorities, key issues pertaining to the month and the significant risks at group, divisional and functional levels.

Corporate governance

The global trend towards increased corporate responsibility extends equally to South African companies. Steinhoff fully embraces and supports the key characteristics of discipline and full disclosure as advocated by The King II Report on Corporate Governance (King II). Good corporate governance is shown in the group's strong values of integrity, responsibility and risk consciousness. A number of initiatives are in place to ensure the highest standard of corporate governance in each of the jurisdictions in which the group operates.

We have in place a number of policies that seek to foster and maintain our well-earned reputation for integrity and ethical business conduct.

Steinhoff as a corporate citizen

During the past year, Steinhoff strengthened its social investment division in South Africa with the appointment of well-qualified and experienced black professional managers, to ensure that corporate social investment focuses increasingly on entrepreneurial projects that are sustainable and empower people by equipping them with quality education and entrepreneurial skills. The group believes that this empowerment strategy will help it to contribute to South Africa's growth, which is vital for the stability of the country. This is discussed in greater detail in our sustainable development report later in this annual report.

South African economy and environment

The South African economy has proved remarkably resilient this year, especially against the background of massive external shocks and a recession in Europe and other major economies.

Joint report by chairman and chief executive officer (continued)

Undoubtedly, this is related to the sound macro-economic management of the past few years. The improving economic fundamentals are also reflected in the sharply-reduced government deficit, now well below the budgeted level.

Increased foreign currency inflows and sound fiscal management have contributed to the rand's continued strength, as the vulnerability of relatively fragile developing country economies to external shocks has become evident. This is especially applicable in South Africa's situation where we are committed to a relatively open domestic economy and to improving productivity and competitiveness, with the ultimate objective of higher rates of economic growth and job creation.

Building the business

The past year's performance also reflects the strength of our diversified businesses and quality brands that offer opportunities for growth. Our proven strategy to outperform our competitors by being the integrated lowest-cost producer, with strong brands and superior customer service, will continue to deliver growth for Steinhoff in the global arena. As the degree of openness in the global economy and our industry continues to increase, there is little or no protection against foreign competition and local consumer businesses need constantly to benchmark themselves against international competitors to remain competitive domestically.

While our operating strategies focus on profitability, our philosophy has never strayed from a commitment to doing what is right. We have implemented plans and programmes to improve our production methods, strengthen our safety performance and reduce our environmental footprint.

Long-term value creation

The goal of Steinhoff's business is long-term value creation. To underscore this, we would like to round off our message by reiterating the guiding principles of Steinhoff:

- We will offer our customers innovative, world-class products and services. Operations that do not measure up to our long-term objectives and required rate of return will be restructured or disposed.
- We will offer competitive products and services that are easy to access and that meet the customer's needs.
- Our leaders will think and act professionally, achieving results with the ability to stimulate employee development.
- We attach a premium to competence, initiative and drive. We want employees who develop, to be stimulated in their work, and to take responsibility.
- Creating sustained value for our shareholders is the basis of our business.

Finally, it is gratifying to note that across all our markets we received numerous awards and distinctions in 2005 from customers, business partners and trade organisations. We are proud of everyone's commitment and contribution to this recognition, and want to thank all our employees for their hard work during the demanding times of the past year.

Strategic direction

Building on this foundation, our challenge is to realise the potential of our businesses in the coming years and make the most of the strategic positions we have established by being a fast mover in key markets. We approach the future with confidence, in the belief that the scale of our operations worldwide and the progressive introduction of new producing assets will form the basis for both near-term performance and the generation of sustained shareholder value.

Higher standards

We are fulfilling our vision for a fully-integrated, multi-product lifestyle and services company, and that vision has not changed. We are more convinced than ever that clients of all our businesses want a partner that offers unmatched convenience and expertise, high service quality, innovation and a variety of products. We also remain convinced that such a company, when managed with focus, discipline and intensity, will produce strong growth and consistent, quality returns for its owners.

Our governance structure enables us to manage all the major aspects of the company's business effectively through an integrated process that includes financial, strategic, risk and associated planning. Our management processes, structures and policies help us ensure compliance with laws and regulations and provide clear lines of sight for decision-making and accountability. But these disciplines represent only one side of governance. The other side, corporate culture, is even more important. It is corporate culture

While our operating strategies focus on profitability, our philosophy has never strayed from a commitment to doing what is right

– championed by leadership and sustained by every person within the organisation – that determines corporate ethics.

We believe results are important – but we believe how we achieve results is equally important. Our commitment to this principle is the key to sustaining the public trust and confidence in our company.

Outlook

The previously-separate European sourcing activities were combined with those of the Australian sourcing businesses to form Steinhoff International sourcing division which now operates an expanded centralised buying office in China. This venture is showing good potential and is expected to become a major growth driver and cost saver into the future.

In the German region, the group continues to gain market share on the back of the consolidation trend that continued during the year under review. The German economy is showing signs of recovery and increased consumer confidence as a result of political change and economic policy reforms that are expected. The level of order books for our main product categories augurs well for the future. Efficiency enhancements are delivering the desired results and strategies such as centralised distribution and logistics have already had a positive effect on European margins.

The acquisition of Homestyle, coupled with the group's production capacity in eastern Europe and sourcing and logistic capabilities, point to excellent prospects in terms of incremental business and hence a better recovery of fixed overheads. The recent corporate failures in the United Kingdom and fully-integrated nature of Steinhoff's operations in that market, positions the group for growth in market share through the optimisation of Homestyle's substantial retail distribution base.

In South Africa, the buoyancy in the retail sector is expected to continue.

PG Bison forms a pivotal part of the group's timber strategy and further investments will be made to secure future sustainable sources of supply. The expansion at PG Bison's Piet Retief plant was completed in May 2005 and is delivering satisfying results.

The Unitrans acquisition and related operational synergies are expected to contribute favourably to future earnings growth.

Management expects to achieve growth in headline earnings from continuing operations in the financial year ahead.

Appreciation

We recognise that our people are our greatest asset and thank our employees for the enthusiasm with which they continue to embrace and live our vision and strategy. Their dedication, spirit and devotion continues to drive the group to new heights.

Thank you to our shareholders, analysts, bankers and brokers for your continued investment and belief in the group. Likewise to our advisers, consultants and sponsor for your contribution to our achievements this year.

We express our gratitude to our colleagues on Steinhoff's board and executive committee for their diligence and attentiveness throughout the year, not only in growing the business of Steinhoff and its shareholder value, but also in entrenching exemplary corporate governance. We are indebted to your hard work and support.

Bruno Steinhoff
Executive chairman

Markus Jooste
Group chief executive


Steinhoff
International Holdings Ltd

Worldwide statistics

Upholstery units	5 500 per day
Case goods units	2 350 per day
Doors	12 170 per day
Chairs	1 730 per day
Mattress units	6 150 per day
Flexible polyurethane foam	70 tons per day
Foam conversion	61 tons per day

Steinhoff
International Holdings Ltd


growing


operating profit

Introduction

Steinhoff is an international business, listed on the JSE, with 2005 revenues of R19 114 million and operating profit exceeding R1 993 million. The group comprises businesses operating in a competitive environment in South Africa, Europe, the United Kingdom and Pacific Rim. The group considers its core strengths to lie in a number of key areas, including low-cost country manufacturing operations predominantly selling products in developed markets, exceptional product-sourcing skills, sound balance sheet, strong asset management skills, an integrated approach to risk management, a dedicated customer service focus, and careful management of supplier and strategic customer relationships.

raw material | manufacturing | warehousing and distribution | retail | household goods

The group's business model of an expanded geographical base, combining and growing the mix between third-party sourcing and own manufacturing, and diversification and integration strategies which differ from region to region, remains effective. The results were delivered in a period where market conditions in continental Europe and the United Kingdom continued to be depressed, whereas the Pacific Rim remains competitive. South Africa continued to experience strong consumer demand as a result of consumer confidence and sound economic fundamentals. The competitive situation in the United Kingdom led to the acquisition, with effect from 30 June 2005, of a 60,8% interest in the retailer, Homestyle.

Steinhoff's strategic aim is to be a leading international diversified manufacturer and supplier of lifestyle products and services. Underpinning this strategy is a commitment to deliver continued operational improvements, complemented by a balanced programme of investment for organic growth as well as selected acquisitions. In the year, we have succeeded in growing the operating profit of most of our businesses and have embarked on a significant investment programme, which is already delivering attractive returns to the group. These investments were assessed on a risk-adjusted returns basis and were subject to a rigorous appraisal process.

In addition to the cash generated from operations and existing cash resources, the group relies on capital markets as a source of liquidity to fund investments as required. Our positive credit rating allows us access to flexible borrowing sources at favourable rates.

The current year's results include the consolidated full-year results of PG Bison and the six-month results of Unitrans. Although the income statement items of Homestyle were not accounted for, Homestyle was fully consolidated in the balance sheet.

The group seeks to minimise and manage earnings volatility while protecting the value of the group's overseas assets through appropriate interest rate and foreign exchange risk management programmes.

Key performance indicators (KPIs)

The primary KPIs used by operational management to understand and manage the financial performance of the businesses include:

- the analysis of sales and products against budget and how the business is regenerating itself in the short term
- trends in volumes which give insights into the underlying business growth
- cash flow generated
- cost growth rates, through which we manage and analyse the cost base in relation to sales
- operating profit margin progression over time, which demonstrates the overall quality of the business.

Segmental analysis

The group's main activities as an integrated global lifestyle supplier are focused on manufacturing and wholesale, distribution and retail. Detailed information is provided on all our segments in the segment report separately presented.

Currency

The average exchange rate used for converting euro income and expenditure to rand was R7,9091:€1 compared to R8,2145:€1 for the year ended 30 June 2004, representing a further strengthening in the rand conversion rate of 4%. The closing exchange rate (rand:euro) was R8,0965 (2004: R7,5563).

The principal currencies in which Steinhoff conducts business are the euro, US dollar, pound sterling, zloty, forint, rand and Australian dollar. The group is generally able to manage and offset transactional risks via a mix of imports and exports in currencies other than the local currency.

Performance

This has been a year of strong financial performance for Steinhoff with increased operating profits.

A detailed review of our financial performance highlights appears in the joint report of the chairman and the chief executive officer presented earlier.



FRIKKIE NEL (FINANCIAL DIRECTOR) (LEFT) AND JAN VAN DER MERWE (CHIEF FINANCIAL OFFICER)

Funding and borrowings

Net finance charges for the year were R168,9 million (2004: R80,1 million). These finance charges include the net finance charges of Unitrans for the latter six months of the year and reflect the higher activity levels of the group. The impact of increased finance charges was partially offset by strong operating cash generation, the lower cost of debt in South Africa as well as in Europe, and the lower average exchange rate at which euro finance charges were converted to rand. The funding of approximately GBP87 million required for the Homestyle investment (R1 050 million at the spot rate of R12,0633:GBP1 ruling at 30 June 2005) was met from the group's resources.

Long-term loan notes

Steinhoff Europe AG (Austria) (Steinhoff Europe) successfully placed 7- and 10-year long-term loan notes in the United States private placement market to raise amounts of USD284,5 million and €23,5 million respectively. On closing this transaction, the amounts raised were swapped into the euro equivalent of €244 million. From the proceeds, the term loan portion of €175 million of the previous syndicated loan facility (SLF) was redeemed and the balance is to be used for general corporate purposes.

Syndicated loan programme

Steinhoff Europe concluded a new SLF for an amount of €235 million comprising a new revolving credit facility. The new SLF replaced, and expanded, the previous revolving credit facility of €125 million, at an improved interest margin, and has a term of three years from 30 June 2005, with an option to extend for a further two years. A syndicated acquisition finance facility of GBP100 million was raised in the UK at an average margin above LIBOR of 45 basis points.

Steinhoff Investment Holdings Limited (Steinhoff Investment) – Preference shares

On 15 June 2005, Steinhoff Investment, a wholly owned subsidiary of the company, issued perpetual preference shares to raise an amount of R650 million before costs to optimise the group's balance sheet structure through the provision of appropriate permanent capital to fund its growth and development.

6 500 000 variable rate, cumulative, non-redeemable, non-participating preference shares with a par value of 0,1 cent each in the capital of Steinhoff Investment were issued at a premium of R99,99 per share (the preference shares). The preference shares were listed on the JSE on 15 June 2005.

These preference shares are non-participating, non-redeemable and bear a cumulative semi-annual dividend based on 75% of the prime bank overdraft rate from time to time.

With effect from 1 May 2005, Steinhoff Investment acquired the entire issued share capital held by Steinhoff in its two main operating subsidiaries, Steinhoff Möbel Holdings Alpha GmbH and Steinhoff Africa Holdings (Proprietary) Limited (the acquisition) and as such, Steinhoff Investment became the intermediate wholly owned holding company for all of Steinhoff's investments. Had the acquisition been effective on 1 July 2004, the relevant financial information on Steinhoff and Steinhoff Investment for the year ended 30 June 2005 would have been identical. However, no consolidated financial statements for Steinhoff Investment have been prepared for the two-month period ended 30 June 2005, but preference shareholders are referred to the results in this annual report for a full appreciation of the consolidated results and financial position on the basis of a full 12-month reporting period.

The first dividend to be declared in respect of the preference shares will be for the period from their issue date up to and including 31 December 2005. This dividend will be considered and declared in accordance with the terms of issue of the preference shares, during March 2006 and, after declaration, be payable by the end of April 2006.

Profit before tax

The group tax charge for the year increased from R145,4 million to R222,1 million, as a result of higher pre-tax profit in the current financial year and a higher effective rate of tax. The inclusion of Unitrans (six months) and PG Bison's (12 months) results also impacted on the current year's effective tax rate, through their inclusion in the group tax charge.

The effective rate of tax depends on a number of factors. The mix of profits impacts the rate because of the different rates applied to taxable profits in the different jurisdictions, tax-exemption and low tax rates in certain countries.

Earnings after tax for the year improved by R694 million to R1 605 million.

Management remains confident that the average tax rate of the group will not exceed 15% of pre-tax income for the foreseeable future.

Headline earnings per share

For the year, headline earnings per share increased by 28% to 141 cents, basic earnings per share increased by 47% from 96 cents to 141 cents, as a result of the businesses' improved operational performance and competitive interest charges, aided in part by attractive taxation rates.

Earnings after tax for the year improved by R694 million to R1 605 million

The increase to 138 cents of both diluted basic earnings per share (2004: 94 cents) and diluted headline earnings per share (2004: 108 cents) exceeded expectations.

Net asset value

Net asset value per ordinary share increased by 27% from 575 cents to 732 cents.

Exceptional items

There was a significant reduction in the net exceptional losses incurred in 2005. The group's continued focus on earning competitive returns on business units saw a profit on disposal of property, plant and equipment (R27,1 million), a loss on the disposal of business (R1,4 million), closure costs of R7,4 million (2004: R69,7 million) and R15,2 million (2004: R59,5 million) arising on the impairment of property, plant and equipment.

Depreciation

Increased levels of capital investment throughout the group have resulted in higher depreciation charges during the year, as well as the new consolidated Unitrans and PG Bison businesses, which are asset intensive.

Gearing

The group has continued to maintain its favourable gearing within its target range. At 30 June 2005, Steinhoff had net interest-bearing debt of R1 972 million (2004: net cash assets of R34 million) resulting in a debt:equity ratio of 22% despite the significant corporate activity and asset replacement and investment programme.

The net interest charge increased from R80,1 million to R168,9 million for the year, mainly attributable to the inclusion of the new subsidiaries for the reporting period. The company benefited from favourable exchange effects from the weaker US dollar, lower interest rates, and availability of funding.

Dividend policy and distribution

Previously, we announced our intention to target dividend cover based on full-year earnings covered at least four times. Going forward, we are committed to grow distributions broadly in line with earnings.

For the current year, subject to shareholders' approval of the necessary ordinary resolution at the annual general meeting, to be held on 25 November 2005, we are recommending a cash distribution of 30 cents per share out of our share premium account. The company has substantial share premium which can be utilised, resulting in a saving on secondary tax on companies.

Balance sheet

The balance sheet remained strong for the year under review.

Ordinary shareholders' funds at 30 June 2005 amounted to R8 276 million (2004: R6 455 million).

Return on average ordinary shareholders' funds increased to 22% (2004: 21%). The net asset value per ordinary share improved further by 27% from 575 cents to 732 cents per share, despite an increase in the number of issued shares to 1 130,6 million at 30 June 2005 (2004: 1 123,0 million).

The group's cash flow from operations was R1 424 million (2004: R1 539 million). Cash generation is calculated after a net increase in working capital of R991 million (2004: decrease of R97 million). This was attributable to an increase in inventory and accounts receivable commensurate with the group's growth in activity levels, and the continuation of the policy of accelerated payments to suppliers to obtain preferential treatment.

Cash flow, financing and investment

We continue to be a highly cash-generative business.

Cash flows from operating activities reduced marginally from R1 539 million to R1 424 million for the year. In the year, favourable operating performance was partly offset by higher working capital commitments, mainly due to increased activities at PG Bison and Unitrans.


Revenue
(R'000)
01 5 773 532
02 8 207 936
03 9 948 595
04 10 572 130
05 19 114 369
Total assets
(R'000)
01 5 719 588
02 8 636 901
03 9 484 299
04 13 560 510
05 24 463 009


Wholesale retail and distribution as a % of total turnover
01 29%
02 25%
03 27%
04 31%
05 51%


Return on equity
Headline earnings to shareholders' funds (%)
01 21,59%
02 20,69%
03 21,15%
04 21,56%
05 20,02%

While our investing activities consumed R2 479 million (2004: R1 363 million), the net cash inflow from our financing activities generated R2 996 million (2004: R1 668 million). Details of this are reflected in the funding and borrowings section above.

Our cash resources are sufficient for our existing investment programme and any costs of acquisitions. We will approach shareholders should we need to do so in future for funding new investment opportunities.

Interest, tax and dividend payments totalled R703 million (2004: R232 million).

Our investment strategy is to drive the growth and development of our competitive businesses through a balanced programme of capital investment, which will deliver higher returns in our businesses. All investments are assessed on a risk-adjusted returns basis, expected to be earnings enhancing and should support our aim to retain our credit rating for our principal operating subsidiaries.

Capital expenditure

Increased capital expenditure arose mainly as a result of the upgrade of the chipboard facility at Piet Retief in addition to the maintenance of capacity and technological upgrades.

Share buyback

At the annual general meeting of members held on 29 November 2004, a special resolution in line with listing requirements granting authority to Steinhoff or Steinhoff subsidiaries to buy back up to 20% of the issued shares of Steinhoff International Holdings Limited in any one fiscal year, was approved.

Corporate activity

We have detailed all the significant transactions effected during the year in the joint report of the chairman and the chief executive officer.

Information technology

We have made significant investments in IT, both hardware and software, across the group, which are generating improved and faster information flows. Our aim is to use technology as a competitive advantage in our industry, working via effective platforms.

Risk management

The board is responsible for the group's system of internal control and risk management and for reviewing its effectiveness. To discharge that responsibility, the board confirms that during the period it has established the procedures necessary to implement the recommendations, including clear operating procedures, lines of responsibility and delegated authority.

A detailed discussion on risk management appears in the corporate governance statement later in this annual report.

Treasury management

The group treasury function is authorised to conduct the day-to-day treasury activities of the group within policies set out by the board. The group treasury function reports regularly to executive management and quarterly to the board, through the performance and risk report and is subject to risk control, internal and external audits.

International Financial Reporting Standards (IFRS)

In January 2005, the JSE adopted regulations which require that the consolidated financial statements of listed companies in South Africa should, from 2005, be presented in accordance with adopted IFRS and International Accounting Standards (IAS), collectively referred to below as IFRS.

Steinhoff is required to present its consolidated accounts in accordance with IFRS for the financial year which commenced on 1 July 2005. The group's accounts

As an international business, the group supports the move to **harmonise accounting standards.** Steinhoff will present its consolidated accounts in accordance with IFRS for the financial year commencing 1 July 2005 will, from this date, no longer be prepared in accordance with South African Statements of Generally Accepted Accounting Practice (SA GAAP). As an international business, the group supports the moves to harmonise accounting standards.

To facilitate the orderly transition to reporting in accordance with IFRS, the group has established an implementation project, with a mix of dedicated and ad-hoc expert resources. An IFRS steering committee, chaired by the chief financial officer, has met monthly since April 2005. The role of the steering committee is to oversee all aspects of the group's implementation project. Regular updates on the progress of the project are provided to the audit and risk committee.

Post-retirement benefits

The group has no significant exposure to any deficit which may arise as a result of an obligation in respect of these benefits save for the exposure at Homestyle which had been provided for in full.

Employee remuneration and benefits

As a result of the increased global investment activities, the human resources and remuneration committee regularly benchmarks remuneration packages of key executives against global peers. These include short-term and long-term incentives. We have reviewed the probability of management achieving the targets set in the share incentive scheme and indications are that the targets will be met, resulting in the effect thereof being accounted for in terms of IFRS2.

Conclusion

Our sound financial standing positions us to exploit future opportunities quickly and effectively.

Jan van der Merwe
Chief financial officer

Frikkie Nel
Finance director

Interest rate: 3 month Euribor (€)
(%)

4,0
3,5
3,0
2,5
2,0
1,5

2002 2003 2004 2005

Interest rate: 3 month Jibar (R)
(%)



14
13
12
11
10
9
8
7
6
2002
2003
2004
2005

Interest rate: 3 month Libor (£)
(%)



5,5
5,0
4,5
4,0
3,5
3,0
2003
2004
2005



Steinhoff
International Holdings Ltd

Worldwide statistics

Fine particle board	1 050 m³ per day
MDF board	240 m³ per day
Inner spring mattress units – spring wire	100 tons per day
Mattress ticking	40 000 m per day
Woven upholstery fabrics	2 700 m per day
Dyed yarn	2 400 kg per day
Timber processed through sawmills	1 800 m³ per day

Steinhoff International Holdings Ltd



Markus Jooste

Steinhoff Europe & Pacific

United Kingdom
Bedding, Retail
6 factories
2 distribution centres
661 retail outlets

The Netherlands, France, Belgium
Bedding, Sourcing and distribution
1 factory
3 distribution centres

Germany, Austria, Switzerland, Scandinavia, Hungary
Bathroom furniture, Bedding, Case goods, Upholstery
7 factories
7 distribution centres
9 retail outlets

Poland, Ukraine
Case goods, Upholstery
12 factories

Australia, New Zealand
Case goods, Sourcing and distribution, Upholstery
5 factories
5 distribution centres
230 retail outlets

China
1 distribution centre

31 FACTORIES, 18 DISTRIBUTION CENTRES AND 900 RETAIL OUTLETS

Managing director
Markus Jooste (44) CA(SA)
Group financial officer
Jan van der Merwe (46) CA(SA)
Financial director
Siegmar Schmidt (46) (Accountant General)

Divisional management
German region
Frank Eberle (42) (MD), BBus Admin
Gerrit Venter (32) (FD), CA(SA)
Thomas Schmidt (42) (Marketing)
Thomas Möller (44) (Case Goods)
Michael Miebach (41) (Upholstery)
Uwe Smidt (44) (Logistics)

Hungary
Gabor Wilheim (51) (MD), BSc Eng, HDip Design Management

Eastern Europe (Poland and Ukraine)
Andreas Bogdanski (43) (MD), Econ (cum laude)

United Kingdom
Homestyle Group plc
Ian Topping (45) (CEO), MA (Eng Sci, Eco), MBA
Tim Kowalski (46) (FD), BSc Econ, FCA
Neil Allen (49) (MD: Furniture division)
Bill Carrahar (42) (MD: Beds division)

Steinhoff
(including manufacturing in The Netherlands)
Ian Topping (45) (chairman), MA (Eng Sci, Eco), MBA
David Shaw (53) (FD)

The Netherlands, Belgium and France
Paul van den Bosch (43) (MD), BEcon, MBA
Theo Prinsen (62) (FD) SPD Accountancy
Danny van den Bosch (41) (New Development)
Bernd Niessen (40) (Logistics and HR), University Logistics
Franz Herman (49) (Purchasing) Nevi purchase/Nima Marketing

Pacific Rim
Rod Walker (47) (MD)
Michael Gordon (39) (FD), BAcc, CA(SA), CA(Aus)
Tim Schaafsma (32) (Director, Secretary and Counsel) LLB, Grad Dip Leg, FCIS, Solicitor
Leo Watling (41) (Retail Director)
Gary Horwitz (41) (Property and Special Projects Director)

Steinhoff International Sourcing
Geoff McIntosh (51) (MD)
Tom Huang (31) CA(SA) (Chief Representative)
















IAN TOPPING | PAUL VAN DEN BOSCH | FRANK EBERLE | GABOR WILHEIM | ANDREAS BOGDANSKI | ROD WALKER | GEOFF MCINTOSH | SIEGMAR SCHMIDT

Strategic objectives and advantages

The division's strategic objective is to strengthen its position as one of the leading manufacturers and distributors of quality household goods and furniture retail in the European Union, eastern Europe and the Pacific Rim. To achieve this, we intend to:

- increase our wholesale and distribution business to expand our product offering and enhance the utilisation of capacities
- continue to increase our productivity and operating efficiencies to reduce cost of sales
- increase our vertical integration with investments in the retail sector of the household goods industry
- increase our market share of furniture and household goods sold in the region
- maintain and continue to invest in a low operating cost environment in central and eastern Europe
- increase the intragroup supply of raw materials and components
- increase efficient sourcing from Far East.

The division has several strategic advantages:

- a diverse product range, including successful brands and products at various price points
- strategic relationships with selected and valued retail customers and buying groups
- our centralised warehousing and distribution facilities, which are strategically located, allow us to centrally plan and manage our distribution and logistic needs. It also gives the division greater control over stock levels, providing more efficient services to customers and reduced delivery times
- our market leadership in each of our chosen markets
- a competitive cost advantage by virtue of the location of our manufacturing facilities and sourcing our products in low-cost countries and distribution of products into developed countries
- experienced and proven management teams.


Contribution:
Revenue
12%
35%
53%
Net assets
67%
9%
24%
Earnings
55%
12%
33%
European Community
Pacific Rim
Other

Europe and Pacific Rim

at a glance

Steinhoff Europe consists of a network of trading, manufacturing, distribution and retail operations as set out in the operating structure and comprises a wide range of brands and trade names as indicated. The trading companies are situated throughout Europe, the United Kingdom as well as China from where products are sourced. The manufacturing companies are mainly situated in Germany, Poland, Hungary, Ukraine, the UK, The Netherlands and Australia.

COUNTRY	ACTIVITIES	FACTORIES	SOURCING AND DISTRIBUTION	RETAIL	LOCATIONS	
United Kingdom	Beds Distribution Industrial Foam Household goods	6	2	661	Okehampton (Devon) Wellington (Somerset)	Tewkesbury (Gloucestershire)
The Netherlands	Beds Distribution	1	2		Boxmeer Hapert Tholen	
Germany	Upholstery Bathroom furniture Beds Case goods Distribution	5	4		Eastern Germany Hochsauerlandkreis (Central Germany)	Niedersachen, Northwest Germany Gengenbach, Southwest Germany
Poland and Ukraine	Upholstery Case goods	12			Dolnoslaskie, Kujawsko-Pomorskie, Lubuskie, Mazowieckie, Pomorskie, Zachodnio-Pomorskie Western Ukraine, Zakarpatska Province	
Hungary	Upholstery Distribution Household goods	2	3	9	Budapest, Southwest Hungary, Zala Province	
France	Distribution		1		Obernai, Alsace	
Australia and New Zealand	Case goods Upholstery Imports Wholesaling Distribution Household goods	5	5	230	Adelaide, Auckland, Sydney, Victor Harbour	
China	Sourcing		1		Shenzhen, China	


Steinhoff
International Holdings Ltd
Germany
VISITA
HUKLA
art of living
POCO
Lifestyle Polstermöbel
option style your life!
Longlife
novalife
Janosch
EGO FORM
Schönbrunn
CONFORTA
Dieter Knoll Collection
1913
Neunzehndreizehn
DORMIRA
The Comfort Company
BRUNO STEINHOFF
LA-Z-BOY
Die Klose Kollektion
ESPRIT home
designwerk
puris
möbelt Ihr Bad auf
Hungary
novalife
Longlife
andante
TREND Design
QUATTRO MOBILI
danubia
LINEA ITALIA
KANIZSA TREND KFT
United Kingdom
Steinhoff
UK Furniture
Relyon
SPRUNG SLUMBER
Homestyle
HOMESTYLE GROUP PLC
Bensons Beds
THE BED SHED
Sleepmasters
your 1st choice for BEDS
Harveys
Poland and Ukraine
Depol
kolekcja steinhoff
STEINPOL
... friends of the discounters
WIMM
Dіваль
ITALINE
KPM
Mago
GeFeM
Kolekcja Mebli Klose
The Netherlands
HABUFA
meubelen
norma
Beter kun je niet liggen
Henders & Hazel
Australia and New Zealand
FREEDOM
Capt'n Snooze
NEXUS
BAY SWISS
FOOD HOME WARES
LeatherRepublic
STEINHOFF PACIFIC
LivingRoom
live life love life
Steinhoff Sofa
global presence

Europe and Pacific Rim




Pound
Euro

Steinhoff Europe consists of a network of trading, manufacturing, retail and distribution operations and comprises a wide range of brands and trade names as set out in the operating structure. The trading companies are situated throughout Europe, the United Kingdom, the Pacific Rim as well as China from where products are sourced, whereas the manufacturing companies are mainly situated in the eastern regions of Germany, Poland, Hungary, Ukraine, the UK and The Netherlands.

Market

Against the background of the world economy, trading conditions in the market which this division serves remain tough. As a result of the strengthening of the euro and difficult local conditions, business failures are expected to continue, providing our group with further opportunities for acquiring market share.

Of significance to the group was the investment towards year end of our interest in Homestyle Group plc, a London-listed retail group. This group provides significant opportunities for our manufacturing and sourcing operations.

The Polish zloty will remain floating against the euro *until 2007, albeit within a target range.*

Revenue

Revenue from our operations for the year was €1 137,9 million, increasing 20% from €949,5 million. In rand terms, revenue was R8 999,9 million over the period, increasing 15,4% from R7 799,8 million. The real growth was principally as a result of increased sales volumes in the German region pursuant to market share gains, the growth in the mail order market and the relative weakness of the Polish zloty against the euro which resulted in the pricing of the products produced in Poland becoming more competitive.

Germany, Austria, Switzerland and Scandinavia

We are one of the leading suppliers and distributors of furniture in Germany, Austria, Switzerland and Scandinavia. Our primary customers in the region are large mail order companies, discount mass market retailers and members of independent buying groups. During the year under review, we added dedicated Steinhoff retailers to our customer mix which allows us access to a previously untapped market.

Our main product offering in this region remains case goods and upholstered furniture, and our repositioned product offering and increased upholstered sales mix proved successful in increasing our margins in a period of immense pricing pressures.

Germany has the largest furniture market in Europe, estimated by Market Direkt to be approximately €32,0 billion at retail level for the 2002 calendar year, and has the highest spending per capita on furniture of any country in the world. The German market is highly fragmented with no manufacturer having more than a 5% market share, and we believe our market share to be between 3% and 5% at the manufacturing level. Our existing retail partners in Germany are benefiting from the associated consolidation trend which often prevails in such a fragmented market. We are able to benefit from their market share gains. Although we estimate that the overall furniture retail market in Germany decreased by over 15% during the 2001 calendar year and by 11% during the 2002 calendar year, our sales in Germany, Austria, Switzerland and


expanding
expanding our product base

Scandinavia increased by 20% in euro terms for the eighth consecutive year during 2005.

Given tough market conditions during the year, our German division entered into agreements to purchase the assets and brand names of Hukla Möbelwerke GmbH from the liquidator concerned. Hukla is a well-known brand in Germany and is already exceeding our initial expectations.

We sell furniture in the German region through our various trading companies. One of these companies specialises in case goods sourced from third parties and the others concentrate on sales of our own products sourced principally from Poland. We distribute products to this region either directly from our central and eastern European factories or via our central distribution centres in Germany, including our fully-automated distribution warehousing facility in Westerstede (with a capacity of 63 200 square metres which we plan to renovate in the year ahead) and the distribution centre in Leinefelde. The majority of our sales in Germany, Austria, Switzerland and Scandinavia consists of sales of products produced in our Polish factories.

During the year under review, the benefits from our centralised Pacific sourcing and sufficient infrastructure in China paid off, and we are already experiencing growth in our European division, as a result of the Pacific and China sourcing functions. We have investigated further opportunities in China to assist not only the European operations but also South Africa and Australia. We received an innovation award from FIRA UK for our Novalife products.

In the financial year ended 30 June 2005, we restructured the Visita and Schönbrunn production sites and expect to absorb this capacity into our remaining factories in central and eastern Europe. During the year under review, we consolidated two more factories and merged some into the plant acquired at Genegenbach in the south of Germany. We currently have five production facilities in Germany, one of which operates mainly as an assembly plant. In addition, we recently extended our product range to include children's furniture under the Janosch and Lego brands, in line with our strategy of expanding our product base. We added the Esprit brand to our product collection.

Central and eastern Europe

Our central and eastern European operations consist of our own manufacturing facilities in Poland, Hungary and Ukraine. We also source goods from independent suppliers in this region.

The benefits from our centralised Pacific sourcing and sufficient infrastructure in China paid off, and we are already experiencing growth as a result of the Pacific and China sourcing functions

We own 11 factories in Poland which manufacture a variety of case goods and upholstered furniture, primarily for export to Germany, Austria, Switzerland, Scandinavia and the United Kingdom. The majority of Steinhoff Europe's revenue is generated from products produced in Poland.

Our four case goods facilities in Poland produce a wide range of bedroom furniture, wall units, wardrobes and laminated wood products for export into Germany, Austria and Switzerland, in both flat-pack and fully-assembled form, which we sell at both mass market and upmarket price points. Three factories are dedicated to the production of products sold under our Klose brand.

Of our seven upholstered furniture plants in Poland, two currently produce upholstered furniture for German mail order customers and one is focused on the UK market which we have identified as a significant growth opportunity for our Polish and Hungarian operations. Of these, the Ukraine plant also produces furniture for the Russian market.

During the year, we added the French mail order market which grew to expectation. The Hukla brand also provided exposure to French and Spanish markets. The remaining facilities produce goods for Germany, Austria, Switzerland, Scandinavia and the local Polish market.

We operate two manufacturing facilities in Hungary. One is a mid to upmarket leather upholstered furniture producer that sells approximately 35% of its products within Hungary and exports the remaining 65% to Germany, Austria, Switzerland, the Benelux countries and the United Kingdom. Our other Hungarian facility is a chair factory specialising in leather diningroom chairs, most of which are exported and sold in Germany, Austria and Switzerland. Products are distributed and sold into the local market through our retail operations, Quattro Mobili and Andante. We have undertaken our own retail operations in Hungary due to the absence of existing independent retail distribution channels for our products there.

We have one production facility in Ukraine which started production in 2001. This facility produces upholstered furniture predominantly for the local Ukrainian market as well as for export to Russia. However, the facility also produces components for our Hungarian leather upholstered furniture plant. As our Ukrainian operations develop, we intend to export more of these products into western Europe. Production costs in Ukraine are the lowest among our European operations and we are seeking to expand our manufacturing operations in Ukraine to further benefit from these cost savings. To help achieve this goal, we recently increased our investment to make it a wholly owned subsidiary.

We have been sourcing high-quality timber from Russia since the early 1990s. We continue to investigate the possibility of relocating certain of our timber operations in Poland to Russia in line with our drive to improve efficiency and reduce transportation costs.

The Netherlands, Belgium and France

In The Netherlands, we have held a 50% interest in Van den Bosch Beheer BV, a joint venture with the Van den Bosch family, since 1991. The group sells a wide range of household goods to retailers in The Netherlands, Belgium, Luxembourg and Germany. The joint venture does not conduct manufacturing operations.

We sell, among other brands, Habufa branded products, comprising a range of rattan, antique reproduction and upholstered furniture. We implemented a new

The majority of Steinhoff Europe's revenue is generated from products produced in Poland lifestyle 'Shop in Shop' concept in our European market under the Henders & Hazel trading name. The products are presented as a modular concept with a combination of living rooms and specialist displays designed as part of a 'furniture fashion' concept. We have 40 dedicated retailers which hold the exclusive rights to this concept in Belgium, The Netherlands and Germany. We intend to add a further 70 stores. These products are sourced from a wide range of producers globally, including our own group companies in central and eastern Europe and southern Africa as well as independent third-party suppliers.

Our acquisition of UK bedding producer Relyon in October 2001 included Norma, a leading upmarket bedding manufacturer in The Netherlands. We believe synergies exist in the bedding market between Norma and Hukla mattresses. We have also completed construction of a new distribution centre in Holland to efficiently accommodate a planned increase in activities there.

During 2005 we increased our penetration in the French market. However, we continue to view this market as an opportunity for growth and will seek to expand this market in the medium term. The acquisition of the Hukla assets has assisted in this regard. The informal supply arrangements with a leading French retailer for the supply of products manufactured at our facilities in Poland, where the retailer has recently established a purchasing office, paid off with volumes growing.

United Kingdom

In October 2001, we acquired Relyon plc, a major UK upmarket bedding brand manufacturer. Relyon has four UK manufacturing facilities which produce Relyon-branded bedding and non-branded bedding. Relyon's manufacturing facility in The Netherlands designs and manufactures bedding products under the Norma brand, one of the leading brands of bedding products in The Netherlands.

The acquisition of Relyon added a dimension to Steinhoff Europe's manufacturing activities in terms of geographic reach and diversification. We believe that Relyon's product ranges and markets are complementary to our existing product offerings and areas of operation.

Pritex, a division of Relyon in the United Kingdom, is a foam-converting facility supplying the furniture, automotive, aviation and other industries.

Steinhoff UK furniture sources furniture both from the Polish and South African production sites, and the Steinhoff representative office in China. This business, through its convenient location in Tewkesbury, is now well established and improving margins, and reducing overheads, through its 'direct ship' offering which imports and delivers full containers directly to the customer warehouse.

In October 2003, we acquired the bedding manufacturer, Sprung Slumber, from Airsprung Furniture Group plc. Sprung Slumber trades in the midrange of the UK beds market and its products, which are complementary to Relyon's products, are sold under the Sprung Slumber and Enchanted House brands.

Steinhoff Europe acquired 60,8% of Homestyle, a leading UK retailer of household goods

Homestyle

In June 2005, Steinhoff Europe acquired 60,8% of Homestyle's issued share capital, pursuant to a subscription for 157,6 million shares in Homestyle at 55 pence per share and through a series of placements of shares for cash underwritten by Steinhoff Europe. As the investment was only concluded shortly before year end, none of Homestyle's results were included in our results, although the balance sheet was consolidated.

Homestyle enjoys leading positions in each of the home-related markets in which it operates, through strong high-street brands including Harveys and Bensons. The group's aim is to maximise shareholder value by improving the profitability of its retail businesses.

Refinancing and benefits

Reducing debt was a key priority this year. After exploring a number of options to achieve this, including the possible sale of the beds division, Homestyle considered refinancing the business to be the most attractive option and its shareholders overwhelmingly passed all resolutions associated with this. The financing, by way of an open offer and placing of 191 million shares at 55 pence per share, raised a net GBP100 million for the company. This has enabled

Homestyle to remain intact, return the balance sheet to a net asset position, eliminate debt, settle its outstanding dispute with HM Customs & Excise and begin to realise commercial benefits from the strategic investment by Steinhoff Europe. Our dealings with Homestyle are governed by an arm's-length relationship agreement and we are confident that our manufacturing, sourcing and logistics expertise and capabilities will prove invaluable to its development over the longer term.

Financials

Turnover on continuing Homestyle businesses for the 52 weeks to 30 April 2005 increased by 20% to GBP453,6 million (2004: 53 weeks GBP379,5 million). Total sales for the prior year were GBP588,7 million, which included a full-year contribution from Rosebys (the home textiles business disposed of in May 2004) of GBP201,5 million. In comparison, total sales from textiles this year were GBP11,4 million.

Operating profit before exceptional items and goodwill amortisation was GBP15,6 million (2004: GBP18,3 million). The net interest charge before exceptional charges for the period including pension finance costs was GBP4,5 million (2004: GBP6,6 million).

Earnings per share adjusted for exceptional items and goodwill amortisation were 11,3 pence (2004: 12,4 pence).

During the year, there was an overall pre-financing cash inflow of GBP16,5 million versus a cash inflow last year of GBP20,7 million, reducing net debt from GBP85,6 million at 1 May 2004 to GBP70,2 million at 30 April 2005 being year end. Since the year end, there was a net cash injection of a further GBP100 million from the refinancing and consequently the group is free of bank debt with a committed debt facility of GBP20,0 million from Steinhoff Europe AG on a commercial basis. After adjusting the net liability balance sheet position of GBP15,2 million at 30 April 2005 for the net proceeds from the refinancing of GBP100 million in June 2005, the group has pro-forma net assets of GBP84,8 million (2004: May GBP13,2 million).

Furniture division

The furniture division trades under the Harveys brand and operates from 177 locations across the UK. Now that the refinancing is complete, management is fully committed and focused on driving Harvey's performance by differentiating the in-store environment and product offer.

Total sales in the year were GBP253,5 million (2004: GBP223,6 million excluding textile sales), despite a 12% reduction in space, following the transfer of beds-related space to the beds division. Operating profit before interest, exceptional items, goodwill amortisation and tax was GBP1,0 million (2004: GBP2,0 million).

The newly-strengthened management team implemented a number of trading initiatives to improve the performance of the business. A renewed emphasis on retail disciplines to enhance the presentation of the offer and improved in-store marketing has established the foundations for long-term recovery. Positive momentum has now been quickly re-established following the refinancing. The key element of this is a cost-effective store refurbishment programme that is being rolled out. The refurbished stores will include a more subtle lifestyle-orientated point of sale, expanded room sets – particularly bedroom ranges – simpler ranging, voiles to soften and better articulate the in-store environment, as well as promotional 'feature' bays to excite customers and drive aspirational purchases. The initial customer response has been positive and management will be evaluating performance at selected trial stores to refine this new approach.

Beds division

The beds division operates from 436 (2004: 396) outlets through three formats: Bensons for Beds (274), Sleepmasters (121) and The Bed Shed (41). It has achieved another strong performance this year, building on its position as the UK's leading bed specialist. Total sales increased by 33% to GBP200,1 million (2004: GBP150,3 million), largely attributable to the additional space transferred to the business from Harveys. Operating profit for the year was GBP14,1 million (2004: GBP13,5 million).

In terms of space, the beds division has increased by 25% this year, and this has resulted in an increase in overall costs, as well as having to open two new warehouses in Thurrock and Gillingham, to support increased volumes.

The focus on product innovation and re-engineering products continues to drive sales, as well as helping to offset considerable rises in raw material costs. A great deal of emphasis continues to be placed on customer service through a series of regular training seminars. Promotions were significantly keener this year, with sales being extended and advertised extensively through local media.

Although the performance of the division was encouraging during the year, consumer spending on 'big ticket' household items has slowed and this has impacted trading.

Outlook

As recently widely published, trading UK home-related markets has been highly competitive and consumer confidence weak. However, current tough trading conditions are also presenting opportunities to the group in consolidation trends that are prevalent in its markets.

Following the refinancing, management now has a strong balance sheet which has enabled it to keep the group intact, eliminate debt, improve competitiveness, and begin to realise the commercial benefits from the strategic relationship with the Steinhoff group.

We expect to continue to seek opportunities to expand our presence in the UK bedding and furniture market, through organic growth and by acquisition.

Further information regarding Homestyle may be obtained from its annual report 2005 or on its website www.homestylegroup.com.

Pacific Rim

In 1 October 2001, we formed a joint venture, Steinhoff Pacific, which acquired the manufacturing operations of Australian retailer Freedom Group Limited and combined them with our Australian operations. We have concluded a comprehensive supply and strategic alliance agreement with Freedom, the second-largest retailer of furniture and household goods in Australia. Steinhoff Pacific's operations include Freedom group's manufacturing facilities in Sydney and Auckland, as well as Marshall Furniture, one of the largest case goods manufacturers in Australia, which we acquired prior to the formation of the venture, and our pre-existing sofa manufacturing facilities in Adelaide. We have merged the Marshall operations with Nexus, a solid case goods manufacturer located in Victor Harbour.

In December 2003, the privatisation of Freedom group was sanctioned and implemented. Our division supported management in the buyout and simultaneously increased our total investment in imports, sourcing and distribution in the Pacific Rim with AUD115 million.

Freedom increased operations in New Zealand through the acquisition of the Levene stores during the previous financial year.

Retail conditions were extremely tough during the year under review with a significant decline in consumer confidence caused by macro-economic effects including a stalling of the housing boom, escalating fuel prices, interest rate increases and record high levels of consumer debt. The trading conditions led to the collapse of a number of retailers and have resulted in high level price discounting in the furniture and homeware markets and other retail sectors.

The forthcoming financial year will again present challenging conditions in Australia and New Zealand, particularly should the negative conditions experienced in the previous year continue. It is the overall aim of the businesses in the division to grow sales by increasing market share and profit by capping overhead cost increases. During May 2005, we commenced operation of the LivingRoom concept at the existing Guest location in Balgowlah and Norwest, New South Wales. LivingRoom is a retail outlet predominantly focused on leather furniture, which we plan to promote as Leather Republic. Through these concepts we have an opportunity to establish a significant presence in the leather furniture market and replace the Guest division with a more profitable division.

The most significant project for the forthcoming financial year is Project Renew. A comprehensive strategic review of the Freedom brand was conducted, leading to a range of actions, some of which are currently being implemented. We expect to see an improvement in retail sales as a result of the planned changes. We have further restructured the businesses so that each retail brand operates individually, focusing on maximising sales and profit.

We view our partnership with Freedom group as an excellent growth opportunity for Steinhoff Pacific in the region and seek to expand the range of manufacturing and distribution activities we conduct in partnership with Freedom group. We intend to increase substantially the supply of Steinhoff Pacific furniture sold to Freedom group over the next several years, and to expand our product ranges in sofas, lounge suites, metal and timber case goods. With tough trading conditions, comes the potential for appropriate acquisitions of retail and manufacturing businesses. The division continues to identify and evaluate acquisition growth opportunities in Australia and elsewhere. We also intend to investigate opportunities to expand into bedding and motion furniture.

China

Our German division initiated opening a representative office in Shenzhen, China to source products efficiently. This office also draws on the sourcing experience of Habufa and Freedom. During the year, we established our Steinhoff International sourcing division which supports sourcing products for each division and territory where we operate, at competitive prices with quality review and planning.

Focus on product innovation and re-engineering products continues to drive sales

Steinhoff International Holdings Ltd

DANIE VAN DER MERWE

STEINHOFF AFRICA

STEINHOFF AFRICA FURNITURE BEDDING CASE GOODS UPHOLSTERY SOURCING AND DISTRIBUTION	RAW MATERIALS	PG BISON AND TIMBER DIVISION	LOGISTICS	INDIA	GROUP SERVICES
17 factories 4 distribution centres	18 factories	23 factories 17 distribution centres	4 distribution centres 62 motor dealerships	4 factories	

62 FACTORIES, 25 DISTRIBUTION CENTRES, 62 MOTOR DEALERSHIPS

Managing director
Danie van der Merwe (47), BComm LLB

Divisional management

Group services
Hein Odendaal (48) (MD), CA(SA)

Internal control
Jan Opperman (47) CA(SA)

Furniture division
Peter Griffiths (42) (MD), CA(SA), CFA
Greg Boulle (49) (FD), CA(SA) Dip Tax
Derrik Matthew (57) (Sales)
Chris Dirks (38) (Marketing), BComm (Hons)

Bedding
Mike Lawrence (56) (MD), Dip Prod Man

Case goods
Campbell Peter (55) (MD – Solid division), Dip Marketing
Larry Webster (53) (Nat Sales: Foil division)

Upholstery
Tony Ash (52) (Div. MD)
John Loydell (57) (Div. MD)

Imports
Andrew Brown (37) (MD) BComm

PG Bison/Steinhoff Timber Industries
Chris van Niekerk (58) (CEO), BA(HED)
Andrew Gilbert (55) (director: Timbercity and Pennypinchers, *Capacity Creation*), BAcc, MBA
André Norval (47) (CFO), BComm, CA(SA), MBA
Gary Chaplin (35) (COO: Forestry, Sawmilling, Doors and Furniture)
Gavin van der Merwe (45) (Director: Trade Retail Development, Marketing and Business Intelligence), BA, HdipCS, MBA
Ian Scott (49) (COO: PG Bison), BComm
Jörg Weeber (59) (Director: Manufacturing and Capital Projects), Dipl Eng (Ger)
Philip Roux (36) (Director: Logistics), BComm MBA

Logistics
Jan van der Merwe (61) (MD), BAdmin BA (Hons) Dip in Logistics

Raw materials and African Operations
Frans Human (50) (MD), BA
André Jooste (37) (MD: Jatex), BComm (Hons)
Tim Jenkins (50) (MD: Loungeweave) Management Diploma
Ferdie van Vuuren (52) (MD: Mattex) BComm
Dave Schutte (42) (MD: Vitafoam) HDip Eng
Bryan Richards (59) (MD Mozambique) BComm, MBL (cum laude)

Unitrans
Jo Grové (56) (CEO), AMP (Oxford)
Philip Dieperink (49) (FD), BComm (Hons), CTA, CA(SA), HDip Tax
Nico Boshoff (50) (MD: Unitrans Passenger) BComm
Charles Howes (53) (MD: Unitrans Fuel and Chemical), Dip Road Transport MAP
Steve Keys (44) (MD: Motor and Financial Services), BComm (Hons), Dip Acc, CA(SA), HDip Tax
Theunis Nel (38) (MD: Unitrans Sugar and Agriculture), MEng, Management Dip, PrEng
Jan van der Merwe (61) (MD Roadway Logistics), BAdmin, BA (Hons), Dip in Logistics
Alan Young (59) (Human Resources Executive Unitrans Services), BSoc Sci (Hons), Dip Labour Relations, MDP
Steve Ford (36) (MD: Unitrans Supply Chain), MSc Eng

India
Mahmud Alam (41) (MD), BComm























Jo Grové | Chris van Niekerk | Peter Griffiths | Jan van der Merwe | Frans Human | Mahmud Alam | Hein Odendaal

Strategic objectives and advantages

This division's strategic objective is to strengthen its position as the leading manufacturer of household goods in southern and central Africa and to grow through exports and supply of related raw materials and components in southern Africa and to Europe.

To achieve this, the division intends to:

- continue to improve our productivity and operating efficiencies to reduce cost of sales
- continue to invest in neighbouring countries to broaden the division's market
- increase the intragroup supply of raw materials and components
- expand the export business while extending the local product offering by importing products and accessories
- to maximise synergies derived from effective management of the supply chain through logistics
- to create opportunities for black economic empowerment, not only of our own employees but for groups with merit.

Factors and strategic advantages which had an effect on our performance and which will continue to play a role include:

- the strategic relationships with selected and valued retail customers and wholesalers
- integrated supply chain allowing significant control over raw material production, on-time deliveries and distribution
- synergies between our timber and sawmilling division and PG Bison group with further investments to ensure qualitative optimal use of natural resources available in southern Africa
- our market leadership in our chosen markets
- our diverse product range, including successful trade and consumer brands and products, supplemented by imported products
- our warehousing and distribution needs are serviced by Roadway Logistics and Unitrans
- our experienced and proven management teams.

Contribution:

	Revenue	Net assets	Earnings
Africa	53%	24%	33%
Other	47%	76%	67%

Africa

at a glance

Steinhoff Africa consists of a network of manufacturing, trading, distribution and logistics operations as set out in the operating structure and comprises a wide range of brands and trade names as indicated. The operations are mainly situated in South Africa but covers southern Africa and extends into central Africa. The group has increased its investment in India.

COUNTRY	ACTIVITIES	FACTORIES	SOURCING AND DISTRIBUTION	LOCATIONS	
South Africa and Zimbabwe	Bedding	4	2	Gauteng KwaZulu-Natal Western Cape	Harare (Zimbabwe)
South Africa and Zimbabwe	Upholstery	6	1	Gauteng KwaZulu-Natal	Harare Western Cape
South Africa and Zimbabwe	Case goods foil	4	1	Gauteng Harare	North-West
South Africa and Zimbabwe	Case goods solid	3		Western Cape	Bulawayo
South Africa	Logistics		4	Gauteng KwaZulu-Natal	North-West Western Cape
South Africa, Botswana, Mozambique and Namibia	Raw material production	15		Eastern Cape KwaZulu-Natal Gauteng Namibia	Maputo Free State Mpumalanga Botswana Western Cape
South Africa	Chipboard, upgraded board and other components Timber Sawmilling Distribution	23	14	Gauteng Mpumalanga Southern Cape	KwaZulu-Natal Western Cape
Central Africa	Board and related products		3	Kenya Uganda	Tanzania
India	Raw materials	4		Kolkata, India	
Associates: Loungefoam	Raw materials	3		Harare Gauteng	KwaZulu-Natal
Unitrans	**Freight and logistics** 1 916 trucks 3 167 trailers	**Motor dealerships** 62 dealerships	**Passenger division** 606 buses and coaches 39 kombis/mini buses		


Steinhoff
International Holdings Ltd
Upholstery
The future in furniture
grafton everest
Milano Décor
Atelier
Bedding
Posturepedic
Your Bed For Life
THERAPEDIC
The future in furniture
Slumberland
DREAMLAND
Softex
Chipboard, timber, and sawmilling
PG BISON
MOJA
FORMICA
MALENGE
SUPA WOOD
BISON BORD
WeatherBoard
TIMBERCITY
PRIME PINE
SURINNO
SOLID SURFACING
WOODLINE
HOUSE OF YORK
MELAWOOD
BRAECROFT
STEINCRAFT
Pennypinchers
Case goods solid
BAKKER & STEYGER
Peach & Hatton
INTERNATIONAL
Imports
Steinhoff
LIVING
Valenti
STEINHOFF IMPORTS
Raw materials
JATEX
vitafoam
MATTEX
A MEMBER OF THE STEINHOFF GROUP
LOUNGEWEAVE
NAMIB FOAM
Botswana
foam supplies
Case goods foil
Pat Cornick
Furniture for Life
Victoria Lewis
FURNITURE MANUFACTURERS
The future in furniture
WONDER WOOD
BeechFurn
COLLECTION
HIGH POINT
FURNITURE
Logistics
UNITRANS
LIMITED
UNITRANS
FREIGHT
UNITRANS
MOTORS
Roadway Logistics
UNITRANS
FUEL AND CHEMICAL
UNITRANS
SUGAR AND AGRICULTURE
MD Vervoer Transport
UNITRANS
SUPPLY CHAIN
UNITRANS
PASSENGER
MAGIC BUS
INSURE
MEGA TOURER
GREYHOUND
BOJANALA BUS
Citiliner
MEGA BUS
MEGA COACH
african presence

Africa



Rand
Pula
Metical

Market

The division experienced competitive trading conditions in the local market and tough conditions in export markets as a result of the strength of the rand. However, given the interest rate cuts and indications that the government's inflation targets are being met, the division shares the conservative but optimistic views held on the continued levels of sales of household goods.

As a result of the strength of the rand, imported products have become a threat and the relative pricing of imported electrical and audiovisual equipment has impacted on buying patterns. The division is actively investigating other markets in Africa and the Middle East to ensure full utilisation of our production capacities. Our raw material division has started foam production in Mozambique and expects to conduct a similar venture in Angola, drawing on the experience of our existing operations in Namibia, while the furniture division also plans to commence manufacturing in Mozambique.

The division continuously investigates opportunities in furthering black economic empowerment and has supported Mvelaphanda Capital, Arch Equity and an empowerment trust for employees of Unitrans in subscribing for shares in Unitrans Limited.

Revenue

In the year ended 30 June 2005, revenues increased by 265% from R2 772,2 million to R10 114,4 million, despite tough trading conditions and the negative impact of the strengthening rand on exports. Substantial value was added by our investments in Unitrans and PG Bison.

Furniture

Our business in southern Africa has five primary divisions: Steinhoff Africa furniture, raw materials, PG Bison, timber and sawmilling, imports and logistics. We produce a significant number of the major brands at price points ranging from the upper to the lower ends of the market. We produce for both the local and export market and intend to increase the proportion of revenue generated from export in the medium to longer term.

Our manufacturing divisions responded well to buoyant market conditions experienced during the year. We have also expanded our import division to take advantage of opportunities arising from the strength of the rand and increased production from China. The import division derives benefits from the Steinhoff International sourcing division. Steinhoff imports also launched Steinhoff Living which focuses on supplying accessories to furniture.

Six of Steinhoff Africa's production facilities manufacture upholstered furniture, producing a wide variety of both static and motion lounge furniture in fabric and leather. In the financial year ended 30 June 2005, approximately 8,7% of our southern African upholstered furniture production, based on revenue, was exported. Our Grafton Everest facility in Durban is the largest upholstered furniture factory in southern Africa in terms of production volume. Our Alpine brand furniture, manufactured at our Cape Town facility, consists of quality leather static and motion furniture of which a portion is exported to the United Kingdom.

In the bedding division, we produce a wide range of base sets and mattresses under exclusive licences including Sealy, Slumberland, Ther-A-Pedic and Edblo. We also produce high volumes of low-cost base sets


continued high levels of sales of household goods
optimistic

and mattresses under the Softex brand. Our raw material companies supply most of the components used in our bedding manufacturing operations. We believe significant growth potential exists in the bedding market in southern Africa, and in the medium term we are seeking to expand our bedding production operations to other countries in southern Africa, including Mozambique and Angola. The investment we have made in Zimbabwe has added to this strategy.

We have three factories manufacturing bedding and foam components in Namibia and Botswana which produce foam and inner spring mattresses for their respective local markets as well as for export to Angola, while a similar factory in Zimbabwe produces similar products for that local market.

Our solid timber case goods factory, based in Cape Town, produces tables, chairs, diningroom suites and bedroom suites. This facility was extensively damaged by fire during the year under review. The damaged sections were rebuilt and it became fully operational in September 2005. This division enhanced its product range with products such as pillows, duvets and linen, which are distributed under branded ranges.

We produce a wide variety of non-solid timber case goods made of particleboard upgraded with foil or veneer. Products from our four foil case goods factories are mainly sold in the local market.

Significant growth potential exists in the bedding market in southern Africa, and in the medium term we are seeking to expand our bedding production operations to other countries in southern Africa

Raw materials

Our raw materials division produces foam and textiles for use in the production of household goods and for sale to third parties locally and in western Europe and Australia. In addition, we own an interest in an associate, Loungefoam, a producer of foam products for use in furniture and bedding. We believe that sourcing and producing our own raw materials allows us to secure a cost-effective and reliable source of inputs for our manufacturing operations and use synergies in intragroup sourcing.

Vitafoam produces flexible polyurethane foam for use in the furniture, bedding and packaging industries as well as a range of consumable products, such as economy foam mattresses. It has ten production plants located in South Africa, Namibia, Botswana and Mozambique. It also produces fibre products used in furniture production and pillows. Vitafoam sells its products exclusively into the southern African market. Approximately half its output is consumed by other group companies and the balance by third parties.

We operate four textile facilities, namely, Jatex, Loungeweave, Dyehouse and Mattex. The division continuously upgrades and installs technologically-advanced equipment to retain its competitive edge in the market and comply with standards set by export markets. The adverse effect of the increase in capacity in China is also experienced by this division, both in terms of price competitiveness as well as variety of products.

Jatex manufactures flat woven fabrics for upholstered furniture, curtaining and napery applications at its Rosslyn (Gauteng) factory, as well as printed stitchbond fabrics used for mattress ticking.

Loungeweave produces woven jacquard and damask mattress ticking in its factory in Isithebe (KwaZulu-Natal). Its operations also include a yarn-dyeing facility in Isithebe to support the weaving unit. Its production currently supplies our own factories as well as other southern African manufacturers. Loungeweave has made significant investments in new advanced looms, which should further enhance the range of products it can offer customers while expanding production capacity.

Mattex is a Cape Town-based jacquard-weaving factory producing a wide range of damask mattress ticking, vertical blind fabrics, woven tape and napery products. Mattex has recently invested in modern equipment to supply quality jacquards into Europe, both to our own European operations as well as to third parties.

Timber division

PG Bison

PG Bison produces chipboard and various upgraded products and components from its facilities in Stellenbosch, Boksburg, Piet Retief, Pietermaritzburg and Alrode. This group also distributes its products through its interests in Timber City and Penny Pincher outlets. PG Bison has established a footprint in central Africa and the United Kingdom to wholesale and distribute its products. PG Bison is the largest producer of chipboard in southern Africa.

In December 2003, we entered into agreements with the remaining shareholders in PG Bison Holdings (Pty) Limited to acquire the remaining shares in this company. This transaction was approved by the competition authorities in June 2004.

During the year, PG Bison completed the expansion and upgrading of its Piet Retief particleboard plant, at a cost of R100 million. The expansion significantly added to total particleboard production capacity in South Africa. PG Bison's major product range consists of:

- **Raw particleboard**
  Raw particleboard consists of pine wood particles, eucalyptus or wood waste, bonded under heat and pressure with a synthetic resin.

- **Upgraded particleboard**
  Raw particleboard can be upgraded by the application of various natural and synthetic decorative surfaces, such as wood veneer, synthetic resin-treated decorative papers, paints and lacquers.

- **Raw medium-density fibre board (MDF)**
  Raw MDF consists of refined wood fibres from pine or eucalyptus to form a homogeneous, stable panel, which exhibits many of the characteristics of natural wood and can be machined into a variety of shapes and profiles.

- **Upgraded MDF**
  Raw MDF can be upgraded by the application of various natural and synthetic decorative papers and is particularly suitable for high-quality lacquering.

- **High-pressure laminate (decorative laminate)**
  Decorative laminate is a highly-durable, decorative surfacing material, used in conjunction with particle-

Raw material division produces
foam, textiles and components
for use in our products and for sale to third parties locally and in Africa, western Europe and Australia

board and MDF in the kitchen-, office-, commercial furniture and shop-fitting industries. PG Bison has a substantial market share in decorative laminates in South Africa.

- **Cluster development**
  The group is currently planning to extend its operation to the north-eastern Cape region where a technologically-advanced chipboard plant is planned for construction. This will take time to implement and may involve further investments in forestry and other timber activities. This development is subject to regulatory approval and could comprise a total investment of approximately R1,3 billion with the potential of creating 3 000 direct jobs in this region.

Timber and forestry

We conduct three distinct types of activities through our timber and sawmilling operations. We own and manage forests, own and operate sawmills and manufacture timber-related products for export as well as sale into the local market.

We currently own and manage 7 000 hectares of forest, mostly located in the southern Cape. We source the rest of our timber requirements locally from third parties. We intend to secure an increasing proportion of our timber through long-term supply arrangements or through our own production.

We intend to invest further in forestry assets in the coming year to ensure the efficient management of the forests and a reliable supply of FSC-certified timber for use in the furniture industry.

Our timber and sawmilling division sources and produces timber which we use for our products and also sell for export, and produces timber-related products, such as pallets, treated poles and cable drums, to improve the recovery of timber which is unsuitable for use in our furniture manufacturing operations.

We own four operating sawmills.

During the year, the new sawmill at George, constructed at a cost of approximately R115 million, became fully operational.

The higher-grade timber is supplied to our furniture and door factories. Lower-grade timber is used to produce furniture frames and bedding bases. Sections of the logs which we cannot use in our manufacturing operations are used to produce other timber products such as transmission poles, some of which are exported, and pallets and cable drums sold in the local market.

The experience which the PG Bison management team is already contributing to the timber division is expected to enhance opportunities in this division even further.

The new sawmill at George, constructed at a cost of approximately R115 million, is fully operational

Exports

Our southern African non-furniture export businesses export its products mainly into the UK and US markets.

Steincraft, a factory located in greater Durban, produces solid timber chairs, garden furniture and patio furniture for the global export market. Most of Steincraft's products are exported, primarily to the UK and the rest of Europe. Steincraft is our only facility which utilises the indigenous hardwoods grown in South Africa.

We currently have two door manufacturing operations which own four manufacturing plants. Significant re-engineering interventions were effected during the year to counter the effect of the strong rand. This should create a stronger base to grow and serve the export and local market. Moxwood operates three factories and produces quality solid pine timber doors and related products for the export market. Doorwise currently has one facility producing hollow core doors for the local market and a limited number of fire doors (hollow core filled doors) which are exported primarily to the United States and to the United Kingdom.

Our House of York operation produces a wide variety of household products and shelving under its own brand for local and export markets, including wooden kitchenware and bathroom furniture as well as storage units and fireplace surrounds. Its products are manufactured using smaller pieces of timber recovered from our own sawmilling operations and those of others, helping to maximise the recovery and use of timber from our sawmills.

Logistics

We have invested in logistics primarily through acquiring strategic stakes in companies which conduct distribution activities and serve our own and our customers' logistical needs as well as those of third-party customers. Our logistics division develops strategic logistics and distribution networks which we use to support the efficient and reliable distribution of our products in southern Africa. We intend to create a single distribution channel for our own and other manufacturers' household products in the region, from the factory to the end consumer.

We believe our investments in logistics will enable us to source cost-effective, efficient and reliable distribution channels for our products.

Unitrans

During the year, we exercised our pre-emptive rights on an additional 38% stake in Unitrans. This transaction was approved unconditionally by the Competition Tribunal in January 2005 which resulted in Unitrans becoming a subsidiary. At year end, we restructured our interests in Roadway Logistics which is now wholly owned by Unitrans.

Roadway Logistics deals with the distribution of household goods in South Africa and provides similar services to other clients in South Africa. It also provides warehousing services.

We chose Unitrans as our primary strategic partner for distribution in southern Africa based on its strong reputation and management team and its footprint in sub-Saharan Africa. We believe Unitrans also has the ability to grow with our operations worldwide.

Unitrans previously announced the purchase of 13,02% of the group's total equity by Fundiswa Investments (Proprietary) Limited (Fundiswa), a combination of Mvelaphanda Capital (Proprietary) Limited (Mvelaphanda), Arch Equity Limited (Arch Equity) and an employee trust which, together with the Steinhoff holding, has given Unitrans a strong shareholding support base.

Freight and logistics

Besides having an adverse effect on inflation and the South African economy, high oil prices obviously have a direct effect on all Unitrans's businesses. Good growth from general economic activity, including imports, should however improve opportunities in the transportation sector and help to counter oil price effects and the effects of a struggling export industry on transportation margins.

Motors

A buoyant consumer economy with relatively low interest rates and inflation should continue to provide a favourable environment for our motor and financial services division.

Passenger

The economic drivers for our passenger division, namely the level of tourism, the activity of our mining customers, the price of fuel and the competition from airlines on long-haul city-to-city routes, indicate a fiercely-competitive environment for the year ahead. However, good opportunities exist for profitable expansion in the local and regional commuter market.

Business environment

The South African economy performed remarkably well during the last year with above-average growth, while inflation has remained under control. Consumer demand has also been higher than expected, boosted by relatively low interest rates and defying the shocks caused by the oil price exceeding USD50,00 per barrel.

The three-year strengthening trend of the rand to the end of 2004 has been a major factor behind the lowering of inflation levels to within the 3% to 6% target range. This has allowed interest rates to be lowered to multi-decade lows. Monetary and fiscal

We have exercised our pre-emptive rights on an additional stake in Unitrans management of the economy has, over this period, been in line with global best practice and the South African economy has increasingly been integrated into the global economy. The rand now appears to be ready to trade in a more cyclical fashion alongside the natural business cycle.

Despite the continuously improving performance of the South African economy, and significant job creation flowing from it, South Africa still suffers from a large overhang of structural unemployment, which exceeds a quarter of our employment-seeking population. This unhappy situation is exacerbated by a skills mismatch between the needs of the economy and the skills of individuals seeking employment. Current initiatives by government to rectify this are encouraging.

Full details of Unitrans are available in its annual report 2005 and on its website on www.unitrans.co.za.

India

In India, we are partners in a joint venture regarding the Alam Tannery which manufactures leather cut and sewn upholstered furniture covers at competitive margins. Subsequent to year end, we have increased investment with the Alam family and the tannery has now relocated to a modern world-class facility. We believe the availability of inexpensive raw materials and skilled labour makes this region attractive for this type of venture. The production from this venture is exported to our factories in eastern Europe for use in our upholstered products sold into the German market. We also currently supply a small amount of cut and sewn covers into the Australian market. As part of this joint venture, we have established an upholstered furniture plant in Kolkata which will produce upholstered furniture to be sold to the Indian and export markets. The group includes an apparel factory producing small leather items.

The production from this venture is exported to our factories in eastern Europe for use in our upholstered products sold into the German market



Ray Cox | Piet Ferreira | Johan Geldenhuys | Enrico Liebenberg

Steinhoff International Holdings Ltd

The team includes:

Helmut Apel (41) (Group Foreign Exchange Services), SAIFM
Avon Booyse (33) (Legal and Company Secretarial Services), BComm, BProc
Yvette Boshoff (31) (Tax Services), BComm, CTA
Hans-Ulrich Bussas (49) (Legal Services), BLaw
Ray Cox (63) (Technical Services), Dip Management
Theo de Klerk (35) (Corporate Services), BComm (Hons), CTA, Hdip Tax
Piet Ferreira (50) (Corporate Services), BComm (Hons), CA(SA)
Johan Geldenhuys (49) (Human Resources), BA (Hons), MBA (HR)
Gesche Hannig (30) (Legal Services) BLaw
Poen Hoffman (62) (Legal Services), BA, LLB
Magdalena Kostowska (32) (Legal Services) BLaw
Tammy Kowalsky (31) (Internal control), BComm (Hons), CA(SA)
Ben la Grange (31) (Tax Services), BComm, CA(SA)
Enrico Liebenberg (48) (IT Services), BComm
Gareth McFarlane (45) (Africa credit) BA (Hons), CIS, MBL
Mariza Nel (32) (Corporate Advisory), BComm, ACMA (UK)
Stephan Nieuwoudt (38) (Human Resources), BComm (Hons)
Julia Pajkert (26) (Tax Services) BLaw
Shaun Pelser (34) (Legal Services), BLC, LLB
Albert Rapp (55) (Special Projects), CA(SA)
Estie Redelinghuys (30) (Financial Services), BComm (Hons), CA(SA)
Iwan Schelbert (43) (Financial Services), BAcc
Themba Siyolo (43) (Transformation Executive) SEP Harvard, IRDP Stellenbosch, HRM GSB UCT
Werner Smal (32) (Tax Services), CA(SA)
Lynette Tredoux (40) (Financial Services), BCompt (Hons), CTA

Introduction

To achieve operating efficiencies and provide centralised management of activities, we provide certain services to our operating entities on a centralised basis from our South African headquarters with assistance from regional headquarters.

raw material I manufacturing I warehousing I distribution I retail I household goods

Certain group services are also provided to our operating entities by Steinhoff Europe or Steinhoff Africa, as the case may be.

Our team works closely with the teams at Homestyle and Unitrans to support the operating entities to ensure maximum achievement.

Financial management

Our financial management department implements and oversees procedures that must be followed in preparing financial reports and tax assessments. It also ensures that adequate risk control measures are in place. This includes proper insurance cover for directors' liability, product liability, business interruption, credit default debts, and the group's assets.

Human resources

Human resources is generally managed through regional human resources divisions. The group's head of human resources receives reports from each division, which, in turn, receive reports from each operating unit.

We currently have succession-planning procedures in place for management and senior employees. These contingency plans include, when required, outside recruitment, selection and assessment procedures and proper training for successor employees. In accordance with South African legislation, human resources also implements and oversees training programmes to ensure that historically disadvantaged employees receive specific training and development.

Information technology

Information technology decisions and day-to-day management within the group are managed at regional division levels and overseen centrally by group services IT management. Although implementation, rollout, and subsequent maintenance and support are conducted at regional division level, group services IT management conducts regular onsite visits at regional levels and evaluates system performance and future development plans.

Given the disparate operational requirements and the variety in infrastructure between the different regions where we operate, we have made the decision not to implement a single platform or application solution. We have instead implemented a worldwide standard whereby all our divisions must comply with certain guidelines when implementing new software, hardware or other technologies.

Legal

We currently have eight licensed legal counsel. They are all actively involved in internal legal issues such as drafting agreements, and the oversight of the group's statutory and legal reporting requirements. Matters which are country specific are outsourced to accredited practitioners.

Strategic development

Our strategic development is driven by management at regional division level who develop proposals for possible joint ventures, mergers and acquisitions, special projects and potential growth areas and expansion of current divisions.

Tax

We have formed an inhouse tax department to ensure compliance worldwide.

Technical support

Group services provides technical support in connection with factory layouts, plant and equipment procurement as well as rendering advice on production processes to enhance efficiencies.

Treasury services

Our treasury services department organises adequate funding to enable us to explore or realise strategic opportunities and developments. Based on feasibility reports and the decisions on a particular opportunity, we decide whether and what type of funding to procure.

We provide certain services to our operating entities to achieve operating efficiencies

Corporate governance

Introduction

The Steinhoff group and its directors are fully committed to the principles of corporate governance and application of the highest ethical standards in the conduct of its business. The group endorses the principles of openness, integrity and accountability advocated by the code of corporate practices and conduct (the code) set out in the King II Report on Corporate Governance (King II). Efforts made in the group over a number of years conform to current international trends towards improving transparency in reporting and accountability. In all dealings, we strive to ensure that the interests of stakeholders are foremost in our decisions and that they are fully informed of the process. The board believes that the group complies with the code.

The key principles underpinning the group's governance are set out in this statement. The group believes that a corporate culture of compliance with applicable laws, regulations, internal policies and procedures is a core component of good corporate governance. Steinhoff believes that while compliance with the form of corporate governance is important, compliance with the substance of corporate governance will lead the company in the right direction.

The board charter

The board operates under an approved charter which regulates the way business is conducted by the board in line with the principles of sound corporate governance. The board charter, modelled on the principles recommended by King II, incorporates the powers of the board, providing a clear division of responsibilities and accountability of the board members, collectively and individually, to ensure a balance of power and authority. The annual self-evaluation process to review the effectiveness of board, its committees and individual directors has also been entrenched.

Ethics

We have adopted a code of ethics, committing to the highest standards of conduct. The code of ethics has been approved by the directors and a formal ethics programme rolled out throughout the group. This code, *inter alia*, addresses conflicts of interest.

The group operates on the basis of decentralised management across numerous countries. All employees are required to maintain the highest level of ethical standards in ensuring that the group's business practices are conducted in a manner that, in all circumstances, is above reproach.

Steinhoff continues to expand its performance-driven culture of appropriate disclosure and transparency in which individual executives and employees assume responsibility for the actions of the business. The integrity of new appointees in selection and promotion processes is continuously assessed. The code spells out our commitment to shareholders and stakeholders, as well as policies and guidelines on the personal conduct of management officials and other employees.

Board of directors

The board of directors is appointed by shareholders and is responsible to shareholders for setting the direction of Steinhoff through establishing strategic objectives and key policies.

The board comprises 14 directors, of whom seven are non-executive directors. The board considers Claas Daun, Dirk Ackerman, Johann du Plessis, Jannie Mouton and Drs Len Konar and Franklin Sonn as independent, non-executive directors, as described in King II. The non-executive directors, drawing on their skills and business acumen, ensure impartial and objective viewpoints in decision-making processes and standards of conduct. They enjoy significant influence in deliberations at meetings. Steinhoff's directors have a wide range of business-related expertise, as well as significant experience in financial, commercial and furniture industry activities. Directors are appointed on the basis of skill, acumen, experience and level of contribution to and impact on the activities of the group. Terms of office of non-executive directors are subject to three-year rotation provisions, while executive directors are appointed for terms of office not exceeding five years, subject to the company's general conditions of service.

Directors must dedicate sufficient time to be able to monitor, evaluate and provide effective commentary to the board and management on the financial and operational information supplied to the board.

All directors have access to management, including the company secretary, and to information required to carry out their duties and responsibilities fully and effectively. Directors are encouraged to stay abreast of the group's business through independent site visits and meetings with senior management. Directors are provided with guidelines on their duties and responsibilities and a formal orientation programme has been established to familiarise incoming directors with the group's business, competitive posture and strategic plans and objectives.

The board meets at least four times annually and more frequently, if circumstances or decisions require. At all board meetings, directors declare their interests in contracts where applicable. Meetings are conducted according to a formal agenda, ensuring that all substantive matters are properly addressed.

Meeting dates

Director	13 September 2004	29 November 2004	7 March 2005	6 June 2005
Executive				
BE Steinhoff	✓	✓	✓	✓
MJ Jooste	✓	✓	✓	✓
KJ Grové	✓	✓	✓	✓
FJ Nel	✓	✓	✓	✓
DM van der Merwe	✓	✓	✓	✓
JHN van der Merwe	✓	✓	✓	✓
RH Walker	✓	✓	✓	✓
Non-executive				
DE Ackerman	✓	✓	–	✓
CE Daun	✓	✓	✓	✓
JNS du Plessis	✓	✓	✓	✓
D Konar	✓	✓	✓	✓
JF Mouton	✓	✓	✓	✓
FA Sonn	✓	✓	✓	✓
NW Steinhoff	✓	✓	✓	✓

Note: DE Ackerman was absent due to illness on 7 March 2005.

The main responsibilities of the board include:
- regular review of the strategic direction of investment decisions and performance against approved plans, budgets and best-practice standards
- determination of policy and processes to ensure integrity of the group's risk management and internal controls, communication and reporting and directors' evaluation
- rating the company's performance against approved budgets and prevailing economic conditions
- approving major capital expenditure programmes and significant acquisitions and disposals
- ultimately responsible for regulatory compliance
- although the board formally delegates power and authority to executive management, it remains ultimately responsible to retain full and effective control over the group and decisions on material matters are reserved by the board (including but not limited to capital expenditure, procurement, property transactions, borrowings and investments)
- responsible for the process, selection and appointment of directors, on recommendations of the nomination committee.

Structured management succession planning for purposes of identifying, developing and advancing future leaders in the group is an important element in the management process.

Subject to specific fundamental, strategic and formal matters reserved for its decision, the board may delegate certain responsibilities to a number of standing committees, which operate within defined terms of reference laid down by the board, as referred to below. The board has an executive, audit and risk management, human resources and remuneration, nomination and group risk advisory committee to assist with its duties. Refer page 52 for board committees.

Accountability

The CEO is responsible and accountable to the board for all group operations. The CEO has appointed managing directors (MDs) of the main operating divisions to assist in discharging this responsibility. The duties and responsibilities of the MDs are detailed in a formal role description, together with limits of authority, and these are approved and reviewed annually by the CEO.

The company's policy of decentralisation and flat organisational structure means that each region is managed autonomously. Each has its own operational, marketing and social responsibility budget. Each business division is responsible for its own results and responds individually to customer needs, pricing policies, and in its choice of social responsibility programmes.

Company secretary

All directors have access to the advice and services of the company secretary and are entitled and authorised to seek independent and professional advice about affairs of the group at the group's expense. The company secretary is responsible for the duties set out in section 268G of the Companies Act.

The certificate required to be signed in terms of subsection (d) of the Act appears on page 65.

Remuneration report

Philosophy

The group human resources and remuneration committee is responsible for the remuneration strategy of the group, the approval of mandates for incentive schemes within the group and the determination of the remuneration of executive committee members, relative to local and international industry benchmarks. It also makes recommendations to the board regarding the remuneration of Steinhoff directors.

Employees in general

The following principles are used to determine appropriate remuneration levels:
- employees linked to compulsory and binding bargaining structures and forums are paid accordingly
- team performance related incentive systems are, however, optional to ensure achievement of targets
- supervisory and middle management's remuneration is linked to competency levels and team performance
- underperformance is not incentivised and active steps are taken to improve individual performance or for that individual to leave the group, in line with accepted practices
- strong long-term incentives are created to ensure that performers are retained
- the collective incentives promote and reward entrepreneurial skills according to performance.

The board applies the principles of good corporate governance relating to directors' remuneration. The company strives to strike a balance between the need to protect shareholders' interests and to provide the appropriate incentives to management and staff to ensure that sustainable value is being developed and maintained. Governance of directors' remuneration in Steinhoff is performed by the human resources and remuneration committee.

The remuneration philosophy of Steinhoff is to attract, retain and motivate executive directors while giving due consideration to remuneration levels, both within and outside the group. To meet these objectives, the committee duly considers external market representative surveys.

The company's primary executive remuneration objective is to reward executive directors to ensure that their interests are as far as possible commensurate with the interests of shareholders.

Executive directors

Remuneration for executive directors consists of a basic salary, a performance-related incentive bonus, retirement contributions, medical scheme membership and long-term share incentive schemes. All are established in terms of the remuneration principles outlined here. In line with the group's remuneration philosophy, remuneration is reviewed annually by the human resources and remuneration committee after evaluating each executive director's performance, including that of the group CEO. In addition, the remuneration packages are benchmarked individually taking into account the local, regional and global responsibilities. Details of the remuneration of the directors and information on share rights are set out on page 80 to 83 of the financial statements.

Basic salary and benefits – salaries for executives are reviewed annually in September. Salaries are adjusted based on market-related activities, the group's performance and the individual's performance.

Annual bonus – the committee uses an annual performance bonus as an incentive to executives to achieve predetermined financial targets based on earnings growth and cash flow. The committee sets the financial targets of the executives and these targets are reviewed regularly.

Share incentive schemes – the company has share incentive schemes for senior executives which were approved by shareholders at the annual general meeting on 6 December 1999 and 1 December 2003 respectively. The committee grants rights which reflect the executive directors' remuneration. Rights granted are subject to time limits and clearly-measurable performance criteria. Indications are that the criteria set in the scheme will be met. The criteria is regularly reviewed.

Non-executive directors

Fees for non-executive directors are recommended to the board by the group human resources and remuneration committee and reviewed annually with the assistance of external service providers. The committee takes cognisance of market norms and practices, as well as the additional responsibilities placed on board members by new acts, regulations and corporate governance guidelines.

Non-executive directors receive an annual fee for their input. In addition, a fee is paid for attending and contributing to board and committee meetings. Steinhoff pays for all travelling and accommodation expenses for board meetings.

Management reporting

Management reporting disciplines include the preparation of annual budgets by operating entities. Monthly results and the financial status of operating entities are reported against approved budgets. Profit projections and cash flow forecasts are reviewed regularly, while working capital and borrowing levels are monitored continually.

Financial control and reporting

The directors are responsible for, ensuring that group companies maintain adequate records, and for reasonable accurate and reliable reporting on the financial position of the group and the results of activities. Financial reporting procedures are applied in the group at all levels to meet this responsibility. Holding company executives meet regularly with operating management on a formal basis and are effectively involved in the major decision-making processes of all group companies. Financial and other information is constantly reviewed and any action necessary is taken immediately.

These financial statements are prepared in accordance with South African Statements of Generally Accepted Accounting Practice and the consistent use of appropriate accounting policies (unless an accounting policy requires revision or adoption to new accounting standards in which case proper disclosure is made), supported by reasonable and prudent judgement and estimates, to properly disclose the financial status.

Steinhoff is required to present its consolidated accounts in accordance with IFRS for the financial year which commenced on 1 July 2005. The group's accounts will, from this date, no longer be prepared in accordance with SA GAAP.

Internal control and risk management

We operate a robust internal control structure. The executive team is responsible for implementing the risk management strategy; ensuring that an appropriate risk management framework is operating effectively across the group; embedding a risk culture throughout the group; and providing the board and the audit and risk management committee with a consolidated view of the risk profile of Steinhoff, identifying any major exposures and mitigating actions. This strategy supports the board in discharging its responsibility for ensuring that the wide range of risks associated with the company's diverse operations is effectively managed in support of the creation and preservation of shareholder wealth. The board's policy on risk management encompasses all significant business risks to the group, including financial, operational and compliance risk, which could undermine the achievement of business objectives. This system of risk management is designed so that the different business units are able to tailor and adapt their risk management processes to suit their specific circumstances. Risk assessment and reporting criteria are designed to provide the board with a consistent, company-wide perspective of the key risks.

The system of internal control, which is embedded in all key operations, provides reasonable rather than absolute assurance that the company's business objectives will be achieved within the risk tolerance levels defined by the board. Regular management reporting, which provides a balanced assessment of key risks and controls, is an important component of board assurance. The chief financial officer provides confirmation on a quarterly basis that financial and accounting control frameworks have operated satisfactorily. The board also receives assurance from the audit and risk management committee, which derives its information, in part, from regular internal and external audit reports on risk and internal control throughout the group. The company's internal audit function has a formal collaboration process in place with the external auditors to ensure efficient coverage of internal controls and to eliminate duplication of effort.

The key features of the internal control system that operated throughout the year covered by the financial statements are described under the following headings:

- **Control environment**
  The board has put in place a documented organisational structure with clearly-defined and understood lines of responsibility and delegation of authority from the board to operating units. There are established policies and procedures, including the code of ethics, to foster a strong ethical climate.

- **Identification and evaluation of business risks and control objectives**
  The board has the primary responsibility for identifying the major business risks facing the group

and for developing appropriate policies to manage those risks. The risk management approach is used to focus the attention of directors and management on the group's most significant areas of risk and to determine key control objectives.

Information systems

The group operates a comprehensive annual planning and budgeting system with an annual budget approved by the board. There is a financial reporting system which compares results with plans and the previous year every month, to identify any significant deviation from approved plans. Reports include a monthly cash flow analysis projected for 12 months, which is used in determining whether the group has adequate funding for its future needs.

Risk management

The board identifies and monitors risk through the planning process, the close involvement of executive directors in the group's operations and the periodic monitoring of key issues to ensure that the significant risks faced by the group are being identified, evaluated and appropriately managed, having regard to the balance of risk, cost and opportunity. These risks include:

Financial risk management

The group's financial instruments consist mainly of deposits with banks, local money market instruments, accounts receivable and payable, loans to and from subsidiaries, leases, hire purchase agreements and some derivatives. Derivative instruments are used by the group for hedging purposes. Such instruments include forward exchange and currency option contracts and interest rate swap agreements. The group does not speculate in trading derivative or other financial instruments other than in the normal course of its operations.

Treasury risk management

A finance forum consisting of senior financial group executives meets regularly to analyse currency and interest rate exposure and to re-evaluate treasury management strategies in the context of prevailing economic conditions and forecasts.

Liquidity risk management

In recognition of the long life of the group's assets and anticipated indebtedness, and to create financial efficiencies, the group's policy is to arrange that debt maturities are spread over a wide range of dates, thereby ensuring that the group is not subject to excessive refinancing risk in any one year. The group further manages liquidity risk by monitoring forecast cash flows and ensuring that adequate unutilised borrowing facilities are maintained.

Currency risk management

The principal objective of our currency risk management and hedging strategy is to seek to mitigate exposure to movements in foreign exchange rates for the US dollar, euro, British pound and Australian dollar-denominated net assets and earnings, taking into account its potential effect on our net debt and related credit statistics. The group's reported profits, net assets and gearing are all affected by movements in foreign exchange rates. It is group policy to hedge exposure to cash transactions in foreign currencies for a range of forward periods but not to hedge exposure for the translation of reported profits. In addition, currency assets should be hedged by way of currency borrowing where practicable. The responsibility for monitoring and managing these risks is that of management in conjunction with the central treasury and foreign exchange support functions.

Through various management forums, the group provides guidelines to key management in managing the risks (currency and other) of imports into countries where these imports might adversely affect our business and the profitability of exports from manufacturing countries.

Interest rate risk management

Interest rate exposure is managed within limits agreed by the board. The group continues to manage its interest rate exposure by maintaining a percentage of its debt at fixed and floating rates of interest. This is done either directly by means of fixed rate debt issues or by use of interest and cross-currency swaps to convert variable-rate debt into fixed-rate debt and fixed/variable non-functional currency denominated debt into fixed-rate functional currency-debt. The use of derivative financial instruments relates directly to underlying existing and anticipated indebtedness.

The exposure to fluctuating interest rates is managed by either issuing fixed or floating rate debt or using a range of financial derivative instruments to create the desired fixed/floating mix.

All treasury transactions are undertaken to manage the risks arising from underlying activities and no speculative trading is undertaken.

As part of the process of managing the group's borrowing mix, the interest rate characteristics of new borrowings and the refinancing of existing borrowings are positioned according to expected movements in interest rates.

Credit risk management

Trade accounts receivable and short-term cash investments pose a potential credit risk to the group. The role of the group's credit function is to set consistent standards for assessing, quantifying (scoring), monitoring, mitigating and controlling the credit risk introduced by contractual obligations of trading partners and commercial clients. A group credit committee provides umbrella oversight to ensure a consistent approach to counterparty rating, and oversees the allocation of limits to those counterparties that overlap the markets.
The group's trade accounts receivable consist mainly of a large and widespread customer base. Group companies monitor the financial position of their customers continually, and appropriate use is made of credit guarantee insurance. The granting of credit is controlled by application and account limits. Provision is made for both specific and general bad debts and at year end management did not consider there to be any material credit risk exposure that was not already covered by credit guarantee insurance of bad debt provision.

Cash surpluses and short-term financing needs of manufacturing and sales companies are mostly centralised at the African and European central offices which invest net cash reserves on the financial markets, mainly in short-term instruments indexed to variable rates.

- **Pension and provident fund risk**
A suitably qualified board of trustees exists, which together with professional investment advisors and internal investment subcommittees, is responsible for evaluating the effectiveness of investment decisions. The group, and, where applicable, relevant subsidiaries remain committed to its retirement obligations to current and former employees, and to retirement benefits in general as a key part of its remuneration package.

- **Downturn in the global economy**
Steinhoff maintains a geographic diversity of businesses as a natural hedge to protect the business against an economic downturn in specific regions. The geographical spread of the manufacturing, sourcing, retailing and warehousing function allows units to quickly adjust operations to counter market difficulties.

- **Regulatory environment**
Various forums, led by functional experts are used throughout the group to communicate the direction and effect of possible legislative and regulatory changes of countries in which we operate to key management within our business units.

- **Acquisition risk**
A formal due diligence process and procedure is in place that sets out the approach and framework to be used when acquisitions are being made. This includes continuous strategic analysis of intended targets, development of acquisition criteria, both in terms of the group's strategic direction and potential value creation for the respective business units of the group. A dedicated mergers and acquisition department reviews and manages the entire process relating to mergers and the application and implementation of business combinations.

- **People risk**
Through performance management systems, employees' purpose, role, function and accountabilities are defined. Reward and incentive schemes are in place to align people goals to those of the group. Training is also prioritised within the group to develop skills and hedge against the risks posed by skill shortages within Steinhoff's business arena.

- **Operational risk**
At operational level, the group runs a number of risk-control initiatives including safety management, security, fire defence, environmental and quality control initiatives.

- **Insurance risk management**
Where cost effective, the group maintains a wide-ranging insurance programme providing financial protection, predominately against catastrophic risks. In the past year, the upward pressure on insurance costs experienced since 2004 has eased considerably. Although some classes of insurance are still increasing in cost, during 2004/05, the group has worked closely with its insurance advisors and other relevant parties to develop initiatives designed to bring both improved efficiency and long-term stability to these costs. The renewal of the group's main insurance policies for 2005/06 has been completed, maintaining prior year levels at competitive values.

All risks are considered to be adequately covered, except for political risks. Self-insurance programmes are in operation, covering primary levels of risk at a cost more advantageous than open-market premiums. Regular risk management audits are conducted by the group's risk management and insurance consultants, whereby improvement areas are identified and resultant action plans implemented accordingly. Assets are insured at replacement values.

- **Derivative risk**
The use of derivative financial instruments relates directly to underlying existing and anticipated indebtedness, foreign subsidiary earnings and net assets and business transactions denominated in foreign currencies.

Main control procedures

The board has adopted a schedule of matters which is required to be brought to it for consideration, thus ensuring that it maintains full and effective control over appropriate strategic, financial, organisational and compliance issues. The board has identified a number of key areas which are subject to regular reporting to the board including treasury, legal and other matters. Financial controls and procedures are in place, including procedures for seeking and obtaining approval for major transactions and organisational changes as well as organisational controls involving the segregation of incompatible duties and controls relating to the safeguarding of assets.

Monitoring

The board has delegated to executive management implementation of the system of risk management and internal financial control. The operation of the system is monitored and a programme of reviews focusing on key aspects of the business has been carried out.

The board conducts a review of the operation and effectiveness of this system of internal financial control annually. The board considers that there have been no weaknesses in this system that have led to any material losses or contingencies during the last year or the period from the balance sheet date to the date of this report.

The directors accept responsibility for maintaining appropriate internal control systems to ensure that company assets are safeguarded and managed, and losses arising from fraud or other illegal acts are minimised. Control systems are continually monitored and improved in accordance with generally accepted best practices.

Internal audit

The internal audit department is a function established at corporate level, reporting to the audit and risk management committee, to assist executive management and the audit and risk management committee in the effective discharge of their respective responsibilities, by means of independent financial, internal control and operational systems reviews.

The internal audit function operates in terms of an internal audit charter approved by the audit and risk management committee.

Internal audit evaluates and assesses the adequacy of risk management processes and internal control frameworks and reports any significant issues relating thereto, including supplying recommendations to improve these processes through active and constructive resolutions. The internal audit function reviews the effectiveness of financial and non-financial controls over all processes that contribute to the achievement of organisational objectives. It further provides information on the status and results of the annual audit plan.

The internal audit function has been internalised with dedicated group personnel charged with the responsibility of undertaking internal audits independently from operational management at Steinhoff Africa and Unitrans. In other parts of the group, the internal audit function has been outsourced to independent professional service providers.

Stakeholder communication and investor relations

The board considers that balanced and understandable communication of the group's activities to stakeholders is essential and strives to clearly present any matters material to a proper appreciation of the group's position. The interests and concern of stakeholders are addressed wherever possible by communicating information, as it becomes known, regardless of the potentially positive or negative impact.

The group values its dialogue with both institutional and private investors and has a proactive approach to these relationships. There is a regular two-way communication with investors and analysts, presentations after the interim and preliminary results and site visits. The results for the current year were presented to the Investment Analysts Society in Johannesburg and for the first time simultaneously to invited institutional shareholders globally via electronic medium.

The directors seek to build on a mutual understanding of objectives shared between the company and its institutional and private shareholders through a regular series of meetings and presentations. Shareholders are invited to write to the chairman (or any other director) and express their views on any issues of concern at any time. Shareholders can also attend the annual general meeting at which they have an opportunity to ask questions and the chairman presents a review of results and current business activity. At last year's annual general meeting, all resolutions were passed on a show of hands. After the vote, the level of proxies lodged on each resolution was announced at the meeting. The chairmen of the audit and risk management, nomination and human resources and remuneration committees are also available at these meetings to take any relevant questions.

The group adopts a proactive stance in disseminating appropriate operational information to stakeholders through print and electronic news releases and the statutory publication of the group's financial performance.

The website, www.steinhoffinternational.com enables all shareholders to access results presentations and detailed information on the group and its portfolios.

Fraud and illegal acts

The group does not engage in or accept or condone the engaging in of any illegal acts in the conduct of its business. The directors' policy is to actively pursue and encourage prosecution of perpetrators of fraudulent or other illegal activities should they become aware of any such acts. The group has implemented a fraud line to facilitate reporting any fraud or illegal acts which is managed and administered by KPMG.

Insider trading

No employee may deal, directly or indirectly, in Steinhoff shares or warrants on the basis of unpublished or price-sensitive information regarding the business or affairs of the group. No director may trade in Steinhoff shares or warrants during embargo periods determined by the board. These include the periods between the end of the interim and annual reporting periods and the announcement of financial and operating results for such reporting periods.

Interest in contracts

During the year under review, save as disclosed in the financial statements, no directors had a significant interest in any material contract or arrangement entered into by the company or its subsidiaries.

Going concern

The directors report that, after making enquiries, they have a reasonable expectation that the group has adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going-concern basis in preparing the financial statements.

Corporate governance (continued)

Board committees

All the committees discussed below operate within defined terms of reference and authority granted to them by the board.

Committee	Purpose	Composition	Meetings
• Executive committee	Responsible for assisting and advising the chief executive in implementing the strategies and policies determined by the board, managing the business and affairs of the company, prioritising the allocation of capital, technical and human resources and establishing best management practices. Monitors the performance of the company and assists the chief executive and financial officers in preparing the annual budget for review and approval by the board. Responsible for reviewing and monitoring the company's system of internal control.	Comprises seven executives (including five directors), under the chairmanship of the chief executive officer.	Meets formally each month with senior executive management, designated staff members and divisional directors. It meets informally on a weekly basis.
• Audit and risk management committee	Ensures integrity of financial reporting and the audit process. In fulfilling this role, the committee reviews accounting principles, policies and practices adopted in the preparation of financial information in South Africa, the UK, Europe and Australia. Ensures that sound risk management and internal control systems are maintained. Considers significant risk and control issues arising from the chief financial officer's report on financial and accounting frameworks. Oversees relations with external auditors and reviews the effectiveness of the internal audit function. Approves external auditors' terms of engagement, fees, scope of work, process of annual audit, applicable levels of materiality and process of preparing interim results and announcement. Ensures appropriate independence of external auditors and the services they provide and ensures that their independence is not impaired by non-audit services provided. Further ensures overall compliance with corporate governance principles regarding external audit function.	Comprises four members, three of whom are independent non-executive directors, under the chairmanship of the independent, non-executive director, Len Konar.	Meets formally at least four times per annum during which the external auditors attend the meetings. All members attended all scheduled meetings during the year.

Committee	Purpose	Composition	Meetings
• Human resources and remuneration committee	Responsible to review and approve the remuneration and employment terms and conditions of executive directors and senior group executives. Considers new appointments to the group. Responsible for groups remuneration philosophy, policies, annual incentive bonus schemes and allocation of share rights. Ensures that the executive chairman, chief executive, executive and non-executive directors and senior executives are appropriately rewarded for individual contributions to the company's overall performance. Reviews executive succession and development plans. Ensures that the remuneration strategies, packages and schemes are related to performance, are suitably competitive and give due regard to shareholders' interests. Ensures maintenance of appropriate human resource strategies, policies and practices.	Comprises four independent, non-executive directors and one executive director, under the chairmanship of Dirk Ackerman.	Meets at least twice a year with *ad hoc* meetings as and when required. All members attended all scheduled meetings during the year.
• Nomination committee	Makes recommendations to the board regarding the appointment of executive and non-executive directors and the composition of the board generally.	Comprises two non-executive directors and one executive director. These directors act in consultation with the executive chairman.	Meets at least once a year. All members attended all scheduled meetings during the year.
• Group risk advisory committee	Assists the board in reviewing risk management processes and significant risks facing the group. Sets groups risk strategy in consultation with executive directors and senior management, making use of generally recognised risk management and internal control frameworks. Monitors and reports on key performance indicators and risks.	Comprises all independent non-executive directors.	Meets at least once a year. All members attended all scheduled meetings during the year.

Sustainable development report

Steinhoff supports the concept of triple bottom-line reporting found in the King II Report on Corporate Governance (King II), which embraces economic, social, environmental and ethical considerations of companies' activities. This reporting concept is in line with greater transparency and accountability as entrenched in King II.

Ethics

All stakeholders, and more specifically, directors and employees are required to observe the principles of the Steinhoff code of ethics to ensure that business practices are conducted in a manner which is beyond reproach.

Organisational effectiveness

Human capital

At Steinhoff, we recognise that our people are our greatest asset and employee feedback has been incorporated into the group's human capital management through our employee survey tools.

This group-wide employee survey measures how our employees feel about their working environment. The results are monitored by the executive team and are used as a basis for action to remove barriers to productivity and increase entrepreneurial skills and employee satisfaction.

We remain committed to developing talent at all levels within the organisation, supporting employee study by providing workplace and home-based learning opportunities and tailored management development programmes. Throughout the group, we strive to recognise and celebrate the achievements of our people as we continue to build our business for the future.

The skills and dedication of our employees underpin the successes we as a group have achieved during the past year. In turn, we are equally committed to ensuring that their working environment fosters development and growth, recognises and rewards individual efforts, and enables all employees to reach their full potential.

The organisation's human capital focus supports Steinhoff's strategy of being an innovative and responsive organisation by addressing the development of human capital, employment equity and process capacity.
The function's objectives are based on a dual focus:

- attract, retain and develop the best people we can who are passionate about personal and corporate growth and who thrive on challenges and change
- build employment equity by aligning the demographics of our staff with that of our ultimate customers.

Attention to human capital development and involvement has been incorporated into all the group's operations. The human resources function in its role as business partner has focused on supporting Steinhoff's strategy and divisional business plan objectives. Our vision is to be a world-class supplier of household goods and related materials, a low-cost producer and employing motivated and highly competent individuals and teams. These are supported by:

- specific training and development interventions
- effective employee relations
- professional recruitment and selection processes
- market-related remuneration and ongoing improvement of administrative policies and procedures with specific cost reductions as end result
- internal promotion
- ongoing assessment of employee and managers' competencies with emphasis on the achievement of certain key performance areas
- open communication channels between employees and management
- benchmarking programmes to identify strong and weak points in the group's strategy, structures, systems, staff and management style and other related business processes. One of the systems stemming from this is a comprehensive performance management system with self-funded incentives to recognise achievements
- building strong and credible relationships with employee representative bodies
- employee assistance programmes which give employees access to confidential counselling services for work and non-work related matters.

Management development is ongoing and a focus on succession candidates is entrenched. The aim behind the succession planning process has been the retention and promotion of high-performing employees.

As at 30 June 2005, the group had approximately 41 500 full-time employees and less than 5 000 part-time seasonal employees worldwide. The table below indicates the number of the group's employees, excluding non-executive directors, in each region in which we operate on the dates indicated.

At year end, the total number of employees worldwide was approximately 70% male and 30% female. Of the total of 24 500 employees in southern Africa, 91% are black and 9% white.

	30 June			
	2005	2004	2003	2002
Southern Africa	**24 500**	13 100	10 600	11 700
Central and eastern Europe[1]	**7 200**	8 000	7 500	8 350
Western Europe[2]	**5 500**	1 200	1 750	2 000
Pacific Rim and India	**4 300**	4 300	550	500
Total	**41 500**	26 600	20 400	22 550

1. *Central and eastern Europe include Hungary, Poland and Ukraine*
2. *Western Europe includes Belgium, Germany, The Netherlands, France and United Kingdom*


of the Aids orphans
from Soweto
We make a difference to a future generation of Aids orphans and help them take advantage of the opportunities they deserve
family

Worker participation
There are a variety of participative structures across the group to deal with issues which affect employees directly and indirectly. The group recognises the rights of employees to freedom of association and representation within the context of corporate economic viability arising from its responsibility to its shareholders. The group affirms that employees have the right to choose whether or not they wish to participate in organised labour structures. The participative structures include collective bargaining mechanisms, structures to drive productivity improvements, safety committees, employment equity committees and other participative forums. These structures have been set up with trade unions and other employee representatives to achieve good employer/employee relations through the effective sharing of relevant information, consultation and the identification and resolution of challenges.

Employment equity and broad-based black economic empowerment (BBBEE)
Steinhoff recognises that genuine political and economic transformation in South Africa requires sustainable economic development and the full participation of entrepreneurs at every level of society. The black economic empowerment strategy of Steinhoff involves integrating employment equity with business objectives and corporate culture, while striving to inspire entrepreneurs not only in business but also within the group and the broader community.

Steinhoff believes that educating the population is fundamental to the future of South Africa and its business. Accordingly, the group emphasises supporting broad educational initiatives that improve the breadth and depth of financial studies in South Africa.

Steinhoff considers employment equity a long-term commitment, which will help in creating an equitable work environment. The group's employment equity programme focuses on achieving fair representation across employee groups, removing barriers to the advancement of designated groups and valuing diversity.

The Steinhoff Africa division has appointed a transformation executive to assist with the efforts to achieve acceptable BBBEE status and to ensure that the division's commitment to transformation is entrenched in all subsidiaries.

The Steinhoff Africa board is responsible to monitor the efforts of the various divisions in addressing the challenges set by the BBBEEs codes:

- Specific emphasis is placed on diversity exposures and ensuring all employees are aware of the group's transformation policy, procedures and initiatives.
- Employment equity and the development of future leadership potential is already part of the group's succession plans and activities. Universities and technical bursaries, the Steinhoff University programme, bridging skills courses and literacy programmes are some of the activities assisting our development and small and medium employment equity objectives.
- 13% of senior management and 42% of professionally qualified experienced specialists and middle management are currently from previously disadvantaged groupings.

The group is open to new partnerships that will increase shareholder value as well as plough back skills and resources into the South African community.

Social responsibility
The group's corporate social responsibility policy is based on the desire to contribute to the upliftment and improvement of the quality of life of the communities within which the group operates.

Highlights include:

- The UK-based business unit, Relyon, was honoured at an educational awards ceremony and received acknowledgement for its contribution to the local school community. The staff of Relyon have mentored local school students, provided work experience, placements and participated in 'industry day' activities. Relyon is actively involved in a steering group set up to formulate local labour market strategy for market towns in rural locations in

Somerset. The business unit's involvement will influence European funding for the Wellington project aimed at enhancing the prosperity of the town.

- Freedom Australia has, for over five years, supported the Children's Cancer Institute of Australia (CCIA) which is a non-government charity, whose aim is to find a cure for childhood cancer through medical research. In 2004/2005, AUD84 000 were raised by selling special charity products. Guests Furniture supports the Salvation Army in Australia by providing a service of collecting customers' excess furniture for those in need.
- Our operations in Hungary support a "contemporary foundation" which is connected with economics, aid for secondary schools and institutions of higher education. They also play an important role in the local cultural life with art exhibitions and by sponsoring the Andante – MKB International Jazz Festival and a music school in Nagykanizsa. The operation sponsors the Andante football team and an employee engaged in weightlifting. Our operations in Hungary support the Red Cross with a grant of furniture.
- Operations in Poland have become involved in community-based projects. These included the donation of furniture to communities in need. Steinpol Meble won the German Möbel Cup last year.
- Steinhoff Germany organised a summer festival in June 2005 as a fundraiser.
- Homestyle recruits employees from the communities in which it operates. The group encourages fundraising by employees and administers charitable trusts.
- The company has enjoyed the fifth consecutive Steinhoff horseracing event in South Africa and plans to launch its next initiative in caring for Aids orphans in South Africa, at the Gommagomma Summer Cup which will take place on Saturday, 26 November 2005 at the Turffontein Race Course, Johannesburg.
- The company enjoys honorary membership of the Tikkun Foundation, an organisation focused on uplifting historically disadvantaged groups in South Africa.
- Steinhoff has operating units countrywide in South Africa which have made significant contributions to surrounding communities. Projects supported are selected through consultation between management and employees at the various sites.
- In addition to various business unit community-based activities, our South Africa division is increasing the number of adopted Aids orphans. The main objective of this project is to ensure that surviving orphans obtain the required support to assist them in becoming part of the future of South Africa.
- Roadway Logistics has a learnership programme for Code 14 drivers, including five females. Roadway Logistics is running a diversity training programme which all employees should complete by June 2006.
- PG Bison has contributed substantially to sponsorship for cricket development in South Africa as well as a programme to provide netball and soccer gear to 19 schools including the Thokosa Brothers Football Club. The company annually provides bursaries for employees' children.
- Victoria Lewis, a division of PG Bison Components, subsidises a nursery school for young children of employees living close to the factory.
- The bedding division of Steinhoff donated 220 beds to the Cedar Foundation to upgrade facilities for their students.
- Unitrans focuses on job creation, HIV/Aids, community development and crime prevention. Its strategy is guided by developmental priorities on the national agenda in South Africa and is geared towards developing expertise and skills that will serve its future human resource requirements. The corporate social involvement programme continues to support development aimed at the fulfilment of human needs by assisting in meaningful sustainable development.

Health and safety

Health

Health and safety continues to be our top priority and during the year we reviewed our health and safety policy and standards. Steinhoff has a good health and safety record, but it is our ambition to achieve world-class health and safety performance throughout the group.

Sustainable improvements have been made in the management of health and safety across the group. Our policy and standards reflect our determination to achieve our goal of creating a positive and productive environment that is free from injury or illness and causes no harm to our employees, customers or the general public.

We have stepped up employee involvement and training, launched behavioural safety audits and worked with our contractors to ensure they share our commitment to health and safety. We have also improved the sharing of best operational practices across our businesses.

A comprehensive occupational health and safety system has been rolled out in Freedom's retail and Steinhoff Pacific's manufacturing operations. This proactive approach has been endorsed by regulatory authorities. Freedom also has counselling services, enabling staff to seek professional and confidential advice in relation to work and personal matters.

Homestyle undertakes in-house health and safety audits and provides checklists for management teams at all sites.

Relyon has been actively involved in addressing musculoskeletal disorder risks.

Steinhoff Africa embarked on an integrated health risk management process. As part of this process, occupational and primary healthcare clinics within the group were introduced. For purposes of this process, occupational healthcare refers to legislated occupational health risk management, including occupational hygiene, periodic medical surveillances in line with specific risk profiles, health and safety, first aid, occupational injuries and disease management, etc and primary healthcare chronic refers to disease management and medication

as well as day-to-day medical care and treatment.
The project's objectives include:

- to ensure legal compliance across the organisation with occupational health care
- to ensure standardisation of health services across the organisation
- to ensure standardisation and consolidated reporting of information relating to health and safety services across the organisation.

This project was successfully implemented. These occupational and primary healthcare benefits are offered through company-based clinics which has led to savings, better control and a more professional service to our employees.

In addition to maintaining high safety standards in our operating facilities, we have company-level medical clinics at our operations and medical benefits offered to our employees in South Africa.

Health and safety issues are monitored and audited regularly to ensure that relevant legislation and industry safety standards are met throughout the group. Safety awareness is enhanced through annual inspections and environmental and risk control investigations conducted internally.

HIV/Aids
Steinhoff recognises the seriousness of the HIV/Aids epidemic, its impact on the workplace and on the social and economic life of employees. The group is committed to addressing HIV/Aids in a positive, supportive and non-discriminatory manner and the required interventions in Africa have been actioned.

A project team has been established at senior executive level to lead comprehensive group-wide strategies with a particular focus on the following areas:

- HIV/Aids in the workplace
- costs of appropriate medical care
- impact on traditional family structures
- changing demographic profiles.

The project team continues with the development of comprehensive and group-wide internal policies, strategies and procedures and corporate social responsibility strategies to address the impact of HIV/Aids on employees and the business. Intensive training and awareness programmes have been introduced across the group, with specific emphasis on peer group training and voluntary testing and counselling. Ongoing monitoring through company-based medical clinics has proved very successful in awareness and treatment.

Safety
Significant progress has been made in the group in the management of safety risks. This improvement is due to a focus on the process of risk assessment, extensive training of managers, supervisors, employees, investment in effective workplace systems and change in culture and attitude of employee to safety and awareness.

An awards system has been introduced across various facilities to encourage employees to focus on and reduce accidents and claim costs by driving safety initiatives.

Compliance with the Occupational Health and Safety Act, various environmental legislation and a myriad of internal rules form a significant component of incentive bonuses throughout various facilities.

Ethical responsibilities and the environment

Steinhoff has a record of meeting accepted environmental standards. The group aims to maintain this reputation and will continue to invest in systems, practices and facilities to elevate standards in line with society's environmental expectations.

In relation to the environment, the group aims at all times to comply with all relevant legal obligations and regulations concerning the environment and to adopt an all-encompassing approach to environmental protection measures with the object of achieving continuous improvements.

Steinhoff Africa is a corporate member of World Wildlife Foundation (WWF) in South Africa. WWF provides both leadership and funds to a broad range of environmental projects, including conservation, education, endangered species projects, marine and coastal conservation, etc.

It is the group's aim wherever possible to obtain goods from suppliers that operate established environmental policies based on relevant legal requirements for the countries in which they operate and to have particular regard to sustainable operations and sustainable products. The company will try to use renewable resources wherever feasible and work with its suppliers to conserve natural resources where renewable options are not available.

Steinhoff manufactures a diverse range of furniture in more than 100 factories located at sites throughout the world. Each plant is purpose designed around the product range that is manufactured. Therefore, the waste, energy and effluent management facilities and systems differ from plant to plant. Significant investments have been made in these projects to manage the environmentally-safe disposal of waste. For this reason, the group strives to keep waste materials to a minimum and to reduce, recycle, and where necessary, dispose of waste by the safest and most responsible means available to reduce environmental impact.

Homestyle is committed to limiting the impact of its operations on the environment. It aims to ensure that the group's activities comply with environmental standards and legislation. The group accepts its waste and recycling obligations and wherever possible uses returnable/re-usable packing. The group actively manages resources to save all forms of energy.

Steinhoff is involved with farming and forestry activities. Where there are contractual arrangements with individual farmers, responsible farming practices on agri-chemicals and pesticide residues as well as crop rotation, are promoted.

Sustainable development report (continued)

Forestry Stewardship Council (FSC)

Our timber and sawmilling division maintains its FSC accreditation and sources all timber from accredited forests. This international accreditation assures consumers and customers that the plantations are well managed on a sustainable basis with minimum or no adverse effects on the environment. This division strives to ensure that synergies are applied in full use and recovery of natural sources utilised in the production of our products.

ISO certification

Several business units have achieved ISO certification as set out below.

The operations in Hungary implemented a customer-orientated quality management system ISO 9000:2000. Kanisza Trend holds ISO 9001 and 14001 certification.

Relyon group and Norma hold ISO 9001 certification while Pritex qualifies for QS, which is the stricter certification required by the automobile industry. Pritex also holds ISO 14001 certification.

Of specific note is the ISO 9001:2000 certification in the Klose division which contributes to world-class HR practices.

Moxwood was one of the earliest companies in the group to convert to the 2000 version of ISO 9001; this was achieved early 2001. Moxwood further holds ISO 14001 certification for two of its factories, being Factory 1 and Factory 2. The team is implementing OHSAS 18001 which addresses all occupational health and safety issues.

Mattex holds ISO 9002 certification. Loungeweave holds ISO 9001 and 9002 certification.

PG Bison, Lurand Investments and Woodline Timber Industries all hold ISO 9001 certification.

Melrose Park is a facility in Australia which holds ISO 9001 certification.

Business unit	Certification
Die Klose Collektion GmbH	DIN ISO 9001:1994
Klose Pomorska FM Sp.zo.o.	DIN ISO 9001:2000
Klose Goscicinska FM Sp.zo.o.	DIN ISO 9001:2000
Klose Czerska FM Sp.zo.o.	DIN ISO 9001:2000
Kolekcja Mebli Klose Sp.zo.o	DIN ISO 9001:2000
Kanisza Trend Kft	DIN ISO 9001:2000 and DIN ISO 14001
Visita/Polstermöbel GmbH Schönbrunn	DIN ISO 9001:2000
Polstermöbel GmbH Hukla Gengenbach	DIN ISO 9001:2000
Polstermöbel GmbH	DIN ISO 14001
Pritex	DIN ISO 14001 and QS 9000
Relyon	DIN ISO 9001:2000
Norma	DIN ISO 9001:2000
Moxwood	DIN ISO 9001:2000
Moxwood (Factory 1 and 2)	DIN ISO 14001:1996
Mattex	DIN ISO 9002:2000
Loungeweave	DIN ISO 9001:2000 and 9002:2002
Woodline Timber Industries	DIN ISO 9001:2000
Lurand Investments	DIN ISO 9001:2000
PG Bison	DIN ISO 9001:2000
Freedom (Melrose Park)	DIN ISO 9001:2000



Gender split
2005
69%
31%
2004
70%
30%
Male
Female



Ethnic split Africa
2005
63%
16%
12%
9%
2004
62%
16%
14,5%
7,5%
Black
Coloured
Indian
White
Workforce
2005
88%
12%
2004
92%
8%
Permanent
Contract
Geographic split worldwide
2005
59%
31%
10%
2004
49%
35%
16%
Africa
Europe
Pacific Rim

Value added statement

	2005 R'000	2004 R'000
Turnover	**19 114 369**	10 572 130
Cost of products and services	**14 320 853**	6 359 327
Value added	**4 793 516**	4 212 803
Income from investments	**220 160**	191 856
Total wealth created	**5 013 676**	4 404 659
Distribution of wealth		
Salaries and wages*	**2 641 783**	1 973 606
Interest paid	**385 888**	268 694
Taxation paid	**222 120**	150 381
Dividends paid	**248 970**	34 141
Reinvested	**1 514 915**	1 977 837

* *Included in salaries and wages are costs allocated under cost of sales in the income statement.*



Distribution of wealth
2005
53%
5%
4%
8%
30%
Salaries and wages
Interest paid
Taxation paid
Dividends paid
Reinvested
2004
45%
1%
3%
6%
45%
Salaries and wages
Interest paid
Taxation paid
Dividends paid
Reinvested



Average daily trading volume
(Number of shares)
01 724 827
02 890 168
03 1 471 125
04 2 896 807
05 3 186 578
Closing share price: Low/high
(Rand per share)
01 5,80 7,50
02 6,20 9,13
03 4,55 8,20
04 6,60 9,05
05 7,60 15,40
Low
High

Analysis of shareholding for the year ended 30 June 2005

	Shareholder type					
	Public		Directors		Other	
	Number	%	Number	%	Number	%
SHAREHOLDERS IN SOUTH AFRICA						
• Number of shareholders	4 886	99,78	10	0,20	1	0,02
• Number of shares	533 874 442	94,61	27 896 382	4,76	3 585 338	0,63
SHAREHOLDERS OTHER THAN IN SOUTH AFRICA						
• Number of shareholders	265	98,15	4	1,48	1	0,37
• Number of shares	405 423 489	71,21	163 386 493	28,70	529 391	0,09
TOTAL						
• Number of shareholders	5 151	99,69	14	0,27	2	0,04
• Number of shares	939 297 931	82,78	191 282 875	16,86	4 114 729	0,36

According to the share register of the company, the following shareholders are registered as holding in excess of 5% of the issued share capital of the company:

	Number	%
SCMB Custody Account	**592 819 783**	52,24
Nedcor Bank Nominees Limited	**213 063 620**	18,78
First National Nominees (Pty) Limited	**149 266 386**	13,15
	955 149 789	84,17

Save for the above, according to the disclosure in terms of section 140A of the Companies Act, the following shareholders are registered as holding in excess of 5% of the issued share capital of the company, as compiled from the nominee disclosures:

	Number	%
RMB Asset Management and funds administered by them	**146 238 299**	12,89
BS Beteiligungs und Verwaltungs GmbH	**106 660 607**	9,40
Stanlib Limited	**83 833 210**	7,39
Investec Asset Management	**65 125 417**	5,74

The following table sets out the high and low closing prices of Steinhoff shares and the average daily trading volume of our shares on a yearly basis for the last five financial years, as reported by I-Net Bridge (Pty) Limited, a South African financial information service:

	Closing price (Rand per share)		Average daily trading volume (Number of shares)
	High	**Low**	
Year ended 30 June			
2000	6,75	3,85	724 827
2001	7,50	5,80	890 168
2002	9,13	6,20	1 471 125
2003	8,20	4,55	1 371 338
2004	9,05	6,60	2 896 807
2005	**15,40**	**7,60**	**3 186 578**

JSE trading history and exchange rates for the year ended 30 June 2005

	2005	2004	2003	2002	2001	2000
Closing price (cents)	**1 540**	835	660	825	650	600
Highest price (cents)	**1 570**	925	830	975	700	690
Lowest price (cents)	**755**	651	455	590	460	390
Number of shares traded (million)	**800**	727	402	348	192	192
Value of share traded (R million)	**9 486**	5 612	2 643	2 717	1 206	993
Average weighted traded price (cents)	**1 186**	772	657	780	648	517
Closing spot: Industrial 25 index (Indi 25)	**10 383**	6 544,05	5 204,60	7 178,15	7 240,238	8 086,814
Dividend yield (%)	**1,95** (1)	2,64	2,72	1,80	1,90	1,24
Earnings yield (%)	**7,53**	13,05	14,99	11,03	9,85	8,67
Price earnings ratio (x)	**13,28**	7,66	6,67	9,07	10,16	11,54
Market capitalisation (Rm)	**17 474**	9 462	6 284	7 480	5 391	4 827

Exchange rates

The following table sets forth, for the periods indicated, the average and period-end exchange rates in rand expressed in R per €1,00, used to convert the results and the balance sheets of the European subsidiaries into South African rands.

	Average (2)	**Closing** (3)
Year ended 30 June		
2000	6,36	6,51
2001	6,75	6,85
2002	9,00	10,25
2003	9,415	8,61
2004	8,215	7,56
2005	**7,9091**	**8,0965**

Note

(1) Calculation includes the declared cash distribution.

(2) The average exchange rate was used to translate income and expenditure.

(3) The closing rate was used to translate assets and liabilities.

Prior to 2002, the euro rate is based on the deutsche mark exchange rate which is DM1,95583 per €1,00.


Daily currency rate: €/R
(R)
13
12
11
10
9
8
7
6
2001
2002
2003
2004
2005
Daily currency rate: £/R
(R)
20
18
16
14
12
10
8
2001
2002
2003
2004
2005
Daily currency rate: €/Zloty
(Zloty)
5,0
4,5
4,0
3,5
3,0
2001
2002
2003
2004
2005

Report of the independent auditors for the year ended 30 June 2005

TO THE MEMBERS OF STEINHOFF INTERNATIONAL HOLDINGS LIMITED

Introduction

We have audited the group annual financial statements of Steinhoff International Holdings Limited, set out on pages 63 to 118 for the year ended 30 June 2005.
These financial statements are the responsibility of the company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement.

An audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements;
- assessing the accounting principles used and significant estimates made by management; and
- evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

Audit opinion

In our opinion, the financial statements fairly present, in all material respects, the financial position of the group at 30 June 2005 and the results of its operations and cash flows for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice, and in the manner required by the Companies Act in South Africa.

Deloitte & Touche.

12 September 2005

Directors' report for the year ended 30 June 2005

The directors have pleasure in presenting the annual financial statements of the group for the year ended 30 June 2005.

NATURE OF BUSINESS

Steinhoff International Holdings Limited (Steinhoff) is a holding company investing predominantly in the household goods and related industries. Steinhoff is a globally-integrated lifestyle supplier that manufactures, warehouses, retails and distributes household goods, retails motor vehicles and also provides financial and management services to group companies.

DISTRIBUTIONS

The directors have resolved to declare a capital distribution from share premium, subject to approval at the annual general meeting scheduled to take place on 25 November 2005, of 30 cents per share (2004: dividend of 22 cents per share), payable on 12 December 2005 to those shareholders recorded in the books of the company at the close of business on 9 December 2005.

SUBSIDIARY COMPANIES

	Issued share capital	Effective shareholding (%)
The company's principal subsidiary is Steinhoff Investment Holdings Limited	R75 000	100
Steinhoff Investment Holdings Limited's principal subsidiaries are:		
Steinhoff Africa Holdings (Proprietary) Limited and its subsidiaries	R35 700	100
Steinhoff Möbel Holdings Alpha GmbH and its subsidiaries	€35 790	100

The attributable interest of the company in the aggregate net income after taxation of its subsidiaries for the year ended 30 June 2005 is:

	2005 R'000	2004 R'000
Aggregate amount of net income after taxation	**1 333 244**	804 708

INSURANCE RISK MANAGEMENT

The group has continued to use a risk management policy, which incorporates elements of self-insurance. This is backed by an active risk appraisal and review programme and the extent of external insurance cover is at all times sufficient to ensure that the level of risk retained by the group is not significant.

PROPERTY, PLANT AND EQUIPMENT

During the year, the group invested R700 million (2004: R400 million) in property, plant and equipment. This capital expenditure was funded by internally-generated cash and bank facilities.

Further information relating to the investment in property, plant and equipment of the group is presented in note 8 to the annual financial statements.

Directors' report for the year ended 30 June 2005 (continued)

SHARE CAPITAL
The company's authorised share capital of R7 500 000, divided into 1 500 000 000 ordinary shares of 0,5 cents each, remained unchanged during the year.

The following ordinary shares were issued during the year:

Date	Number of shares	Consideration
19 October 2004	1 496 770	Issued to employees

At year end, the group's share trust held 4 111 728 (2004: 10 232 590) shares which have been netted off against issued share capital as treasury shares.

A subsidiary of the group also issued the following preference shares during the year:
6 500 000 of 495 000 000 authorised variable rate, cumulative, non-redeemable, non-participating preference shares of 0,1 cents each at a total premium of R649,9 million.

CONTRACTS
No contracts, other than those disclosed in note 34, in which directors and officers of the company had an interest and that significantly affected the affairs or business of the company or any of its subsidiaries or which could have resulted in a conflict of interest were entered into during the year.

POST-BALANCE SHEET EVENTS
On 1 September 2005, a book-building process by Nedcor Securities (Proprietary) Limited closed in respect of the sale by Salton Inc of 111 544 628 shares in Amalgamated Appliances Holdings Limited (AMAP) (being 52,6% of the issued share capital). Steinhoff Africa Holdings (Proprietary) Limited was allocated 53 259 690 AMAP shares (a 25,1% interest) for a consideration of R253,6 million payable against delivery of the relevant shares.

DIRECTORATE
The executive directors in office at the financial year end and date of this report, were:
Bruno Ewald Steinhoff (German) – Chairman
Markus Johannes Jooste – Chief executive officer
Karel Johan Grové
Fredrik Johannes Nel – Financial director
Daniël Maree van der Merwe
Johannes Henoch Neethling van der Merwe – Chief financial officer
Rodney Howard Walker (Australian)

The non-executive directors in office at the financial year end and date of this report were:
Dirk Emil Ackerman*
Claas Edmund Daun (German)*
Johannes Nicolaas Stephanus du Plessis*
Dr Deenadayalen Konar*
Johannes Fredericus Mouton*
Dr Franklin Abraham Sonn*
Norbert Walter Steinhoff (German)
** Independent non-executive directors*

DIRECTORS' SHAREHOLDING
At 30 June 2005, the present directors of the company held direct and indirect interests in 191 282 875 (2004: 189 836 242) or 16,9% (2004: 16,9%) of the company's issued ordinary shares. There have been no changes to directors' shareholding between year end and the date of this report.

CORPORATE GOVERNANCE
The group complies with the JSE Limited (JSE) listing requirements and in all material respects with the Code of Corporate Practice and Conduct published in the King II report on Corporate Governance.

SHARE INCENTIVE SCHEME

The directors are authorised to issue, allot or grant rights to a maximum of 10% (2004: 10%) of the issued share capital of the company from time to time in terms of employee share incentive schemes. Certain details of participation in the share incentive scheme are set out in note 1 of the annual financial statements.

SECRETARY

Mr Stephanus Johannes Grobler acts as secretary to the company.

Business address	**Postal address**
28 Sixth Street	PO Box 1955
Wynberg	Bramley
2090	2018

APPROVAL OF THE ANNUAL FINANCIAL STATEMENTS

It is the directors' responsibility to ensure that the annual financial statements fairly present the state of affairs of the group. The external auditors are responsible for independently auditing and reporting on the financial statements.

The directors are also responsible for the systems of internal control. These are designed to provide reasonable, but not absolute, assurance on the reliability of the financial statements, to adequately safeguard, verify and maintain accountability of assets, and to prevent and detect material misstatement and loss. The systems are implemented and monitored by suitably-trained personnel with an appropriate segregation of authority and duties. Nothing has come to the attention of the directors to indicate that any material breakdown in the functioning of these controls, procedures and systems has occurred during the year under review.

The financial statements set out in this report have been prepared by management on the basis of appropriate accounting policies which have been consistently applied, and which are supported by prudent judgements and estimates. The financial statements have been prepared in accordance with South African Statements of Generally Accepted Accounting Practice.

The directors reasonably believe that the group has adequate resources to continue in operation for the foreseeable future, and the annual financial statements have therefore been prepared on a going concern basis.

The annual financial statements for the year ended 30 June 2005, which appear on pages 63 to 118, were approved by the board and signed on its behalf on 12 September 2005.

Bruno Ewald Steinhoff	**Markus Johannes Jooste**
Executive chairman	*Chief executive officer*

SECRETARY CERTIFICATION

I certify, in accordance with section 268G(d) of the South African Companies Act, 1973, as amended (the Act) that the company has lodged with the Registrar of Companies all such returns as are required for a public company in terms of the Act and that all such returns are true, correct and up to date.

Stephanus Johannes Grobler
Company secretary

Income statement for the year ended 30 June 2005

	Notes	2005 R'000	Restated 2004* R'000
Revenue		**19 114 369**	10 572 130
Cost of sales		**(13 007 442)**	(6 199 578)
Gross profit		**6 106 927**	4 372 552
Sundry income		**312 284**	224 172
Distribution costs		**(723 660)**	(632 994)
Foreign exchange gains/(losses)		**120 730**	(211 559)
Fair value gains		**110 814**	5 151
Salaries and wages		**(1 266 270)**	(859 079)
Operating expenses		**(2 652 341)**	(1 596 722)
Goodwill amortisation and impairment write-offs		**(15 234)**	(98 096)
Discontinued operations	36	**–**	(69 652)
Operating income	1	**1 993 250**	1 133 773
Finance costs	2	**(385 888)**	(268 694)
Income from investments	3	**220 160**	191 856
Income before taxation		**1 827 522**	1 056 935
Taxation	4	**(222 120)**	(145 444)
Net income after taxation		**1 605 402**	911 491
Share of associate companies' retained income		**50 265**	115 474
Income attributable to minority interest		**(64 112)**	(4 012)
Earnings attributable to ordinary shareholders		**1 591 555**	1 022 953
Basic earnings per share (cents)	5	**141**	96
Fully diluted earnings per share (cents)	5	**138**	94
Headline earnings per share (cents)	5	**141**	110
Fully diluted headline earnings per share (cents)	5	**138**	108
Distribution to shareholders (cents)	6	**30**	22
Dividend cover (times)		**–**	4

** Prior year figures have been restated to reflect the changes in the method of recognising operating lease costs and the restatement of an associated company's figures to reflect its restatement of foreign operations into their functional currency, the proportionate consolidation of joint venture companies and the change in the method of recognising operating lease costs.*

Balance sheet as at 30 June 2005

	Notes	2005 R'000	Restated 2004* R'000
ASSETS			
Non-current assets			
Intangible assets and goodwill	7	**3 900 914**	504 492
Property, plant and equipment	8	**4 787 030**	2 620 826
Biological assets	9	**189 015**	166 564
Interest in associate companies	10	**82 185**	608 084
Interest in joint venture companies	11	**1 698**	–
Investments and loans	12	**1 369 217**	752 374
Deferred taxation assets	13	**375 204**	129 675
		10 705 263	4 782 015
Current assets			
Derivative financial assets	14	**137 840**	6 894
Inventories	15	**2 937 671**	1 348 515
Accounts receivable	16	**5 343 306**	3 387 137
Short-term loans	17	**314 614**	262 196
Taxation receivable		**40 028**	15 511
Value added taxation receivable		**179 662**	101 860
Funds on call and deposit		**388 075**	1 532 418
Bank balances and cash		**4 416 550**	2 123 964
		13 757 746	8 778 495
Total assets		**24 463 009**	13 560 510
EQUITY AND LIABILITIES			
Capital and reserves			
Ordinary share capital and premium	18	**3 190 855**	3 161 878
Reserves	19	**5 085 333**	3 292 728
Total ordinary shareholders' equity		**8 276 188**	6 454 606
Preference share capital and premium	20	**643 879**	–
Minority interest	21	**1 273 815**	35 241
Total equity		**10 193 882**	6 489 847
Non-current liabilities			
Long-term liabilities	22	**5 537 573**	3 354 636
Deferred taxation liabilities	13	**898 690**	118 512
Long-term provisions	23	**235 478**	24 838
		6 671 741	3 497 986
Current liabilities			
Accounts payable	23	**5 028 717**	2 600 846
Short-term provisions	23	**287 891**	132 194
Derivative financial liabilities	14	**25 168**	6 834
Short-term liabilities	24	**852 692**	591 793
Taxation payable		**184 444**	121 766
Value added taxation payable		**485 985**	23 920
Shareholders for dividend		**541**	84 647
Bank overdrafts		**731 948**	10 677
		7 597 386	3 572 677
Total equity and liabilities		**24 463 009**	13 560 510
Net asset value per ordinary share (cents)	5	**732**	575
As previously stated		–	581
Prior year adjustments (note 35)		–	(6)

** Prior year figures have been restated to reflect the changes in the method of recognising operating lease costs and the restatement of an associated company's figures to reflect its restatement of foreign operations into their functional currency, the proportionate consolidation of joint venture companies and the change in the method of recognising operating lease costs.*

Statement of changes in equity for the year ended 30 June 2005

	Ordinary share capital and premium R'000	Non-distributable reserves R'000	Distributable reserves R'000	Total ordinary shareholders' equity R'000	Preference share capital and premium R'000	Minority interest R'000	Total equity R'000
Balance at 30 June 2003 as previously stated	**2 240 944**	**251 788**	**2 436 515**	**4 929 247**	–	**14 782**	**4 944 029**
Restatements (note 35)	–	(8 179)	(48 567)	(56 746)	–	–	(56 746)
Balance at 30 June 2003 restated	**2 240 944**	**243 609**	**2 387 948**	**4 872 501**	–	**14 782**	**4 887 283**
Profit for the year	–	–	1 022 953	1 022 953	–	4 012	1 026 965
As previously stated	–	–	1 036 851	1 036 851	–	4 012	1 040 863
Restatements (note 35)	–	–	(13 898)	(13 898)	–	–	(13 898)
Dividends	–	–	(34 141)	(34 141)	–	–	(34 141)
Issue of share capital (note 18)	920 934	–	–	920 934	–	–	920 934
Decrease in foreign currency translation reserve	–	(329 837)	–	(329 837)	–	–	(329 837)
Restatement of available-for-sale financial assets to fair value	–	(14)	–	(14)	–	–	(14)
Share of associate companies' retained earnings transferred to non-distributable reserves	–	13 341	(13 341)	–	–	–	–
As previously stated	–	15 720	(15 720)	–	–	–	–
Restatements (note 35)	–	(2 379)	2 379	–	–	–	–
Share of associate companies' retained earnings transferred to distributable reserves	–	(23 292)	23 292	–	–	–	–
Investment reserves released to income	–	(1 125)	–	(1 125)	–	–	(1 125)
Increase in investment reserve	–	3 335	–	3 335	–	–	3 335
Net increase on acquisition and disposal of subsidiaries	–	–	–	–	–	18 390	18 390
Exchange differences on consolidation of foreign subsidiaries	–	–	–	–	–	(1 943)	(1 943)
Balance at 30 June 2004	**3 161 878**	**(93 983)**	**3 386 711**	**6 454 606**	–	**35 241**	**6 489 847**
Derecognition of negative goodwill	–	–	110 954	110 954	–	–	110 954
Profit for the year	–	–	1 591 555	1 591 555	–	64 112	1 655 667
Dividends	–	–	(248 970)	(248 970)	–	–	(248 970)
Issue of share capital (notes 18 and 20)	28 977	–	–	28 977	643 879	–	672 856
Increase in foreign currency translation reserve	–	342 222	–	342 222	–	–	342 222
Restatement of available-for-sale financial assets to fair value	–	482	–	482	–	–	482
Share of associate companies' retained earnings transferred to non-distributable reserves	–	15 575	(15 575)	–	–	–	–
Share of associate companies' retained earnings transferred to distributable reserves	–	(142 467)	142 467	–	–	–	–
Investment reserves released to income	–	(3 638)	–	(3 638)	–	–	(3 638)
Net increase on acquisition of subsidiaries and issue of treasury shares by subsidiary	–	–	–	–	–	1 173 627	1 173 627
Exchange differences on consolidation of foreign subsidiaries	–	–	–	–	–	835	835
Balance at 30 June 2005	**3 190 855**	**118 191**	**4 967 142**	**8 276 188**	**643 879**	**1 273 815**	**10 193 882**

Cash flow statement for the year ended 30 June 2005

	Notes	2005 R'000	2004* R'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Cash generated from operations	28	**1 424 109**	1 539 365
Dividends received		**23 087**	21 869
Interest received		**217 030**	188 547
Interest paid		**(385 888)**	(268 694)
Dividends paid		**(333 076)**	(34 333)
Taxation paid	29	**(201 083)**	(117 480)
Net cash inflow from operating activities		**744 179**	1 329 274
CASH FLOWS FROM INVESTING ACTIVITIES			
Additions to property, plant and equipment		**(700 144)**	(400 482)
Proceeds from sale of property, plant and equipment		**265 226**	40 540
Acquisition of plantations		**(3 711)**	(146 942)
Net cash flow on acquisition of subsidiary companies	30	**(1 520 396)**	(549 533)
Net cash flow on disposal of subsidiary companies	31	**(894)**	5 250
Acquisition of minority interest in subsidiary company		**(4 204)**	–
Increase in investments and loans and short-term loans		**(523 850)**	(349 916)
Net increase in interest in joint venture companies		**(1 698)**	–
Net decrease in interest in associate companies		**10 636**	33 764
Increase in investment reserve		**–**	3 335
Net cash outflow from investing activities		**(2 479 035)**	(1 363 984)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds on issue of ordinary share capital	32	**28 977**	995 623
Proceeds on issue of preference share capital	32	**643 879**	–
Treasury shares bought back		**–**	(74 694)
Increase/(decrease) in bank overdrafts		**721 271**	(526 606)
Net increase in long-term liabilities		**1 907 786**	1 553 644
Net decrease in short-term liabilities		**(305 700)**	(259 737)
Net cash inflow from financing activities		**2 996 213**	1 688 230
NET INCREASE IN CASH AND CASH EQUIVALENTS		**1 261 357**	1 653 520
Cash and cash equivalents at beginning of year		**3 656 442**	2 000 531
Effects of exchange rate changes on cash and cash equivalents		**(502)**	2 391
CASH AND CASH EQUIVALENTS AT END OF YEAR	33	**4 917 297**	3 656 442

** The change in accounting policies had no cash flow effect.*

Segment reporting for the year ended 30 June 2005

BUSINESS AND GEOGRAPHICAL SEGMENTS

Business segments

For management purposes, the group is currently organised into two operating divisions – manufacturing and wholesale, retail and distribution. These divisions are the basis on which the group reports its primary segment information.

Principal activities are:

Manufacturing – manufacturing of household goods
Wholesale, retail and distribution – warehousing, wholesaling, retailing and distribution of household goods, motor vehicles and building supplies.

Segment information about these businesses is presented below.

	Manufacturing R'000	Wholesale, retail and distribution R'000	Total R'000
Year ended 30 June 2005			
Revenue	**9 405 831**	**9 708 538**	**19 114 369**
Income before interest, taxation, discontinued operations, goodwill amortisations and impairment write-offs, including share of associate companies' income and excluding minority interests	**1 224 843**	**753 695**	**1 978 538**
Gross assets	**12 615 285**	**11 847 724**	**24 463 009**
Gross liabilities	**(7 033 585)**	**(8 509 357)**	**(15 542 942)**
Net assets	**5 581 700**	**3 338 367**	**8 920 067**
Year ended 30 June 2004*#			
Revenue	7 334 650	3 237 480	10 572 130
Income before interest, taxation, discontinued operations, goodwill amortisations and impairment write-offs, including share of associate companies' income and excluding minority interests	905 781	494 340	1 400 121
Gross assets	10 035 156	3 525 354	13 560 510
Gross liabilities	(5 723 321)	(1 382 583)	(7 105 904)
Net assets	4 311 835	2 142 771	6 454 606

Geographical segments

The group's operations are located in southern Africa, the European Union and the Pacific Rim.

	Southern Africa R'000	European Union R'000	Pacific Rim R'000	Total R'000
Year ended 30 June 2005				
Revenue	**10 114 406**	**6 616 334**	**2 383 629**	**19 114 369**
Income before interest, taxation, discontinued operations, goodwill amortisations and impairment write-offs, including share of associate companies' income and excluding minority interests	**647 255**	**1 090 538**	**240 745**	**1 978 538**
Gross assets	**9 000 063**	**14 123 761**	**1 339 185**	**24 463 009**
Gross liabilities	**(6 817 910)**	**(8 153 604)**	**(571 428)**	**(15 542 942)**
Net assets	**2 182 153**	**5 970 157**	**767 757**	**8 920 067**

Geographical segments (continued)

	Southern Africa R'000	European Union R'000	Pacific Rim R'000	Total R'000
Year ended 30 June 2004*#				
Revenue	2 772 290	6 135 558	1 664 282	10 572 130
Income before interest, taxation, discontinued operations, goodwill amortisations and impairment write-offs, including share of associate companies' income and excluding minority interests	344 029	917 650	138 442	1 400 121
Gross assets	4 472 830	8 048 432	1 039 248	13 560 510
Gross liabilities	(3 013 855)	(3 666 471)	(425 578)	(7 105 904)
Net assets	1 458 975	4 381 961	613 670	6 454 606

** Prior year figures have been restated to reflect the change in the method of recognising operating lease costs and the restatement of an associated company's figures to reflect its restatement of foreign operations into their functional currency, the proportionate consolidation of joint venture companies and the change in the method of recognising operating lease costs.*

 # Prior year figures for revenue and income before interest, taxation, discontinued operations, goodwill amortisations and impairment write-offs, including share of associate companies' income and excluding minority interests have been reclassified between the European Union, and the Pacific Rim to incorporate all trading activities conducted and the expansion in the Pacific Rim to correspond with the classification of the current year. For the European Union, revenue and income figures have been restated from R6 719 641 to R6 135 558 and R982 113 to R917 650 respectively. For the Pacific Rim, figures have been restated from R1 080 199 to R1 664 282 and R73 980 to R138 442 respectively.

Profit before interest, taxation, discontinued operations, goodwill amortisations and impairment write-offs, including share of associate companies' income and excluding minority interests is reconciled to operating income as follows:

	2005 R'000	Restated 2004 R'000
Profit before interest, taxation, discontinued operations, goodwill amortisations and impairment write-offs, including share of associate companies' income and excluding minority interests	**1 978 538**	1 400 121
Profit on disposal of property, plant and equipment	**27 007**	6 514
(Loss)/profit on disposal of subsidiaries and businesses	**(1 434)**	234
Profit attributable to minority interest	**64 112**	4 012
Headline adjustment to associate income	**(1 294)**	6 114
Less: Share of associate companies' income	**(50 265)**	(115 474)
Less: Goodwill amortisation and other impairment write-offs	**(15 234)**	(98 096)
Less: Closure costs	**(7 400)**	–
Less: Other	**(780)**	–
Less: Discontinued operations	**–**	(69 652)
Operating income per income statement	**1 993 250**	1 133 773

Capital expenditure and depreciation per segment

Due to the structure and nature of activities of the group, capital expenditure and depreciation are managed on a group basis, which facilitates efficient and effective utilisation of group assets.

Associate company income

The income from associate companies is all earned in the southern Africa region of which R15,3 million relates to the manufacturing segment and the balance to the wholesale, retail and distribution segment.

Principal accounting policies for the year ended 30 June 2005

The group annual financial statements are prepared in accordance with South African Statements of Generally Accepted Accounting Practice, the going concern principle and on the historical cost basis except for certain financial instruments and plantations, which are carried at either fair value or amortised cost as appropriate, and incorporate the following principal accounting policies, which have been consistently applied in all material respects, except for the adoption of the following accounting statements:

- AC140: Business Combinations
- AC129: Intangible Assets
- AC501: Accounting for Secondary Tax on Companies

PRESENTATION OF FINANCIAL STATEMENTS
These financial statements are presented in South African rands.

The financial statements for the year cover the 12-month period ended 30 June 2005.

Unless otherwise stated, all amounts in the annual financial statements are shown rounded off to the nearest R1 000.

BASIS OF CONSOLIDATION
The consolidated financial statements incorporate the financial statements of the company and entities controlled by the company (its subsidiaries) up to 30 June each year. Control is achieved where the company has the power to govern the financial and operating policies of an investee entity to obtain benefits from its activities.

On acquisition, the assets and liabilities and contingent liabilities of a subsidiary are measured at their fair values at the date of acquisition. Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is recognised as goodwill. Any deficiency of the cost of acquisition below the fair values of the identifiable net assets acquired (ie discount on acquisition) is credited to profit and loss in the period of acquisition. The interest of minority shareholders is stated at the minority's proportion of the fair values of the assets and liabilities recognised. Subsequently, any losses applicable to the minority interest in excess of the minority interest are allocated against the interests of the parent.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with those used by the group.

All intergroup transactions, balances, income and expenses and unrealised gains and losses between group companies are eliminated on consolidation.

INTERESTS IN ASSOCIATES
An associate is an enterprise over which the group is in a position to exercise significant influence, through participation in the financial and operating policy decisions of the investee, but which it does not control.

The results of associates are incorporated in these financial statements using the equity method of accounting based on their most recent audited financial statements. If the most recent available audited financial statements are for an accounting period which ended more than six months prior to the group's year end, the most recent available management accounting results have been brought into account. The group's interest in the post-acquisition reserves of associated companies is treated as non-distributable in the group's annual financial statements and is transferred to distributable reserves when the entity is disposed. The carrying amount of such interests is reduced to recognise any decline, other than a temporary decline, in the value of individual investments.

Where a group enterprise transacts with an associate of the group, unrealised profits and losses are eliminated to the extent of the group's interest in the relevant associate, except where unrealised losses provide evidence of an impairment of the asset transferred.

Any difference between the cost of acquisition and the group's share of the net identifiable assets, fairly valued, is recognised and treated according to the group's accounting policy for goodwill.

INTERESTS IN JOINT VENTURES

A joint venture is defined as a contractual arrangement whereby two or more entities undertake an economic activity, which is subject to joint control. Joint control implies that neither of the contracting parties is in a position to unilaterally control the assets of the venture. Joint venture companies are accounted for by the proportionate consolidation method whereby the attributable share of each of the assets, liabilities, income and expenses and cash flows of the joint venture company is combined on a line-by-line basis with similar items in the group's annual financial statements. The consolidated cash flow statement includes the group's share of the cash flows of the joint venture company. A proportionate share of intergroup items is eliminated.

Any difference between the cost of acquisition and the group's share of the net identifiable assets, fairly valued, is recognised and treated according to the group's accounting policy for goodwill.

GOODWILL

Goodwill arising on consolidation represents the excess of the cost of acquisition over the group's interest in the fair value of the identifiable assets and liabilities of a subsidiary, associate or joint venture company at the date of acquisition.

Goodwill is recognised as an asset and reviewed for impairment at least annually. This is a change in accounting policy as goodwill was previously amortised. Any impairment is recognised immediately in profit or loss and is not subsequently reversed.

On disposal of a subsidiary, associate or joint venture company, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Goodwill arising on acquisitions before the date of transition to AC140 has been retained at the previous recognised carrying amounts subject to being tested for impairment at that date. The carrying amounts of the related accumulated amortisation at the beginning of the year were eliminated with a corresponding decrease in the cost of goodwill. Goodwill previously written off to reserves has not been reinstated and is not included in determining any subsequent profit or loss on disposal. Negative goodwill at the date of transition to AC140 has been derecognised at the beginning of the year, with a corresponding adjustment to retained earnings.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at historical cost to the group, less accumulated depreciation.

Property, plant and equipment under construction are stated at cost.

The gross carrying amount of property, plant and equipment is initially measured using the historical cost basis of accounting. Subsequent expenditure relating to an item of property, plant and equipment is capitalised to the carrying amount of the asset when it is probable that future economic benefits, in excess of the originally assessed standard of performance of the item concerned, will flow to the enterprise. All other subsequent expenditures are recognised as expenses in the period in which they are incurred.

Depreciation is provided on the reducing-balance basis as well as straight-line basis, as appropriate, at rates that will reduce the book values to estimated residual values over the expected useful lives of the assets. The method and rates used are determined by conditions in the relevant industry. Depreciation rates are:

Buildings	2% – 10%
Plant and machinery	10%
Long-haul motor vehicles and equipment	8,3% – 33,3%
Motor vehicles	20% – 33%
Office equipment and furniture	10% – 33%
Computer equipment and software	20% – 33%

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease.

Land is not depreciated. Lease improvements on capitalised lease premises are written off over the term of the lease.

BIOLOGICAL ASSETS
The group's plantations are classified as biological assets. These assets are measured on initial recognition and at each balance sheet date at their fair value less estimated closure point-of-sale costs. Gains and losses arising from changes in the fair value of the plantations less estimated point-of-sale costs are recorded in net profit or loss for the period in which they arise.

IMPAIRMENT OF ASSETS
The carrying amounts of assets stated in the balance sheet, other than inventories and deferred tax assets, are reviewed at each balance sheet date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated as the higher of the net selling price and its value in use. An impairment loss is recognised in the income statement whenever the carrying amount exceeds the recoverable amount.

In assessing value in use, the expected future cash flows are discounted to their present value that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

A previously recognised impairment loss is only reversed if there has been a change in the estimates used to determine the recoverable amount, however, not to an amount *higher than the carrying amount that would have been determined (net of depreciation and amortisation) had no impairment loss been recognised in previous years.*

An impairment loss in respect of goodwill is not reversed.

INTANGIBLE ASSETS
Intangible assets are carried at cost less accumulated amortisation and accumulated impairment losses. If an intangible asset is acquired in a business combination, the cost of that intangible asset is its fair value at the acquisition date.

Intangible assets are amortised on a straight-line basis over their estimated useful lives. An intangible asset with an indefinite useful life is not amortised but is tested for impairment annually and whenever there is an indication that the asset may be impaired. This is a change in accounting policy as all intangible assets were previously required to be amortised.

The carrying amount of each intangible asset is reviewed annually and adjusted for impairment where considered necessary.

The cost of renewing patents and trademarks is charged to the income statement.

LEASED ASSETS
The group as lessor
Rental income from operating leases is recognised on a straight-line basis over the term of the relevant lease agreements. The group is not party to any finance leases as lessor.

The group as lessee
Assets held under finance leases are capitalised at their fair value at the date of acquisition. The corresponding liability to the lessor, net of finance charges, is included in the balance sheet as a finance lease obligation. Finance costs, which represent the difference between the total leasing commitments and the fair value of the assets acquired, are charged to the income statement over the term of the relevant lease to produce a constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

Capitalised leased assets are treated in line with the group policy on property, plant and equipment.

Rentals payable under operating leases are charged to income on a straight-line basis over the term of the relevant lease agreements.

INVENTORIES
Inventories are stated at the lower of cost and net realisable value. Cost of work-in-progress and finished goods comprises direct materials, direct labour costs and, where appropriate, those manufacturing overheads that have been incurred in bringing the inventories to their present location and condition. Cost is determined on the first-in first-out basis. Net realisable value represents the estimated selling price less all estimated costs to completion and costs to be incurred in marketing, selling and distribution.

Where necessary, provision is made for obsolete, slow-moving and defective inventories.

CASH AND CASH EQUIVALENTS
Cash and cash equivalents are defined as cash and bank and near-cash financial instruments. Bank overdrafts are only included where the group has a legal right of set-off due to cash management arrangements. Also refer to policies on financial instruments below.

TREASURY SHARES
Shares purchased by wholly owned group companies in their holding company and by the employee share trusts are classified as treasury shares and held at cost.

For presentation purposes, treasury shares are netted off against the group's share capital in the consolidated balance sheet and the premium attached to them is netted off against the share premium account.

Dividends received on treasury shares are eliminated on consolidation.

TAXATION
The charge for taxation is based on the results for the year as adjusted for items that are non-assessable or disallowed. It is calculated using the tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding basis used in the computation of taxable income. In general, deferred tax liabilities are recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition of other assets and liabilities which affects neither the tax profit nor the accounting profit at the time of the transaction. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefits will be realised.

Deferred tax liabilities are recognised for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint venture companies, except where the group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax is charged or credited in the income statement except when it relates to items credited or charged directly in equity, in which case deferred tax is also dealt with in equity.

FOREIGN CURRENCIES
Transactions in currencies other than the reporting currency are initially recorded at the rates of exchange ruling on the dates of the transactions. Monetary assets and liabilities denominated in such currencies are retranslated at the rates ruling on the balance sheet date. Profits and losses arising on foreign exchange currencies are dealt with in the income statement.

To manage its exposure to foreign exchange risks, the group enters into currency forward contracts. Unrealised gains and losses arising on fair valuing currency forward contracts for identified exposures are charged to income and the resultant foreign exchange asset or liability recognised in the balance sheet.

All foreign subsidiaries of the company are classified as foreign entities. On consolidation, the assets and liabilities of these entities are translated at exchange rates ruling on the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are classified as equity and are recognised as income or as expenses in the period in which the entity is disposed of.

DISCONTINUED OPERATIONS
A discontinued operation is a significant distinguishable component of the group's business that is abandoned or terminated pursuant to a single formal plan, and which represents a separate major line of business or geographical area of operations.

The profit or loss on sale or abandonment of a discontinued operation is determined from the formalised discontinuance date.

REVENUE RECOGNITION
Sale of goods
Revenue from sale of goods is recognised when substantially all the risks and rewards of ownership have been transferred to the buyer and the enterprise does not retain continuing managerial control of the goods to a degree usually associated with ownership, when the amount of revenue and costs incurred or to be incurred from the sale transactions can be measured reliably, and when the collectability of the consideration for the sale is reasonably assured.

Principal accounting policies for the year ended 30 June 2005 (continued)

Rendering of services
Revenue from services is recognised when the services have been rendered. Where the group acts as agent and is remunerated on a commission basis, only the commission income, and not the value of the business transaction, is included in revenue.

Interest
Interest revenue is recognised on a time-proportion basis by reference to the principal debt outstanding and at the interest rate applicable.

Dividend income
Dividend income from investments is recognised when the right to receive payment has been established.

BORROWING COSTS
Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets (ie assets that necessarily take a substantial time to get ready for their intended use or sale) are capitalised as part of the cost of those assets. The capitalisation rate applied is the weighted average of the net borrowing costs applicable to the net borrowings of the company. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from borrowing costs capitalised.

All other borrowing costs are expensed in the period in which they are incurred.

RETIREMENT BENEFIT COSTS
The group makes provision for post-retirement benefits to eligible employees and pensioners, the costs of which are assessed in accordance with actuarial principles and recognised on a systematic basis over employees' remaining years of service.

Payments to defined contribution plans are charged as an expense as they fall due. Payments made to state-managed retirement benefit schemes are dealt with as payments to defined contribution plans where the group's obligations under the schemes are equivalent to those arising in a defined contribution retirement benefit plan.

For defined benefit plans, the cost of providing benefits is determined using the projected unit credit method, with actuarial updates being carried out at each balance sheet date and formal valuations performed every three years.

Actuarial gains and losses which exceed 10% of the greater of the present value of the defined benefit obligation and the fair value of plan assets are amortised over the expected average remaining working lives of the participating employees. Past service cost is recognised immediately to the extent that the benefits are already vested, and otherwise is amortised on a straight-line basis over the average period until the amended benefits become vested.

The amount recognised in the balance sheet represents the present value of the defined benefit obligation as adjusted for unrecognised actuarial gains and losses and unrecognised past service cost, and reduced by the fair value of plan assets. Any asset resulting from this calculation is limited to unrecognised actuarial losses and past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

Current and future liabilities for post-retirement medical benefits are recognised, as calculated by independent actuaries.

RESEARCH AND DEVELOPMENT COSTS
Research costs are recognised as an expense in the period in which they are incurred.

Expenditure on development is charged to income in the year in which it is incurred except where a clearly-defined project is undertaken and it is reasonably anticipated that development costs will be recovered through future commercial activity. Such development costs are capitalised as an intangible asset and amortised on a straight-line basis over the life of the project from the date of commencement of commercial operation.

PROVISIONS
Provisions are recognised when the group has a present constructive or legal obligation as a result of a past event and it is probable that it will result in an outflow of economic benefits that can be reasonably estimated.

An onerous contract is a contract under which the unavoidable costs of meeting the obligation exceed the economic benefit expected to be received under it. When a contract becomes onerous, the present obligation under a contract is recognised and measured as a provision.

If the effect is material, provisions are determined by discounting the expected future cash flows that reflect current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

RELATED PARTY TRANSACTIONS
The company does not have a single controlling shareholder.

All subsidiaries and associated companies of the group are related parties. A list of the major subsidiaries and associated companies is included in this annual report. Details of loans to and from associated companies are also provided.

REPURCHASE OF ISSUED SHARES
When issued shares are repurchased, the consideration paid is accounted for as deductions from share capital (par value shares) and share premium (the remainder of the purchase price including directly-attributable costs).

FINANCIAL INSTRUMENTS
Financial assets and financial liabilities are recognised on the group's balance sheet when the group has become a party to contractual provisions of the instrument. All financial instruments are recorded at cost, including transactions costs, at initial recognition date. Subsequent to initial recognition, these instruments are measured as set out below.

Financial assets
The group's principal financial assets are investments and loans, accounts receivable, short-term loans, funds on call and deposit and bank and cash balances:

Accounts receivable
Trade and other receivables originated by the group are stated at their cost less a provision for impairment. An estimate of doubtful debts is made based on a review of all outstanding amounts at balance sheet date. Bad debts are written off during the period in which they are identified. Due to the short-term nature of the group's receivables, amortised cost approximates its fair value.

Funds on call and deposit and bank and cash balances
Cash on hand is measured at its face value.

Deposits held on call, and investments in money market instruments, are classified as loans originated by the group and carried at amortised cost. Due to their short-term nature, the amortised cost approximates its fair value.

Investments, loans and short-term loans
The following categories of investments are measured at amortised cost using the effective interest rate method if they have a fixed maturity, or at cost if there is no fixed maturity:

- loans and receivables originated by the group and not held for trading
- held to maturity investments
- an investment in a financial asset that does not have a quoted market price in an active market and whose fair value cannot be reliably measured.

Investments in securities are recognised on a trade-date basis and are initially measured at cost, including transaction costs. At subsequent reporting dates, debt securities that the group has the expressed intention and ability to hold to maturity (held-to-maturity debt securities) are measured at amortised cost, less any impairment loss recognised to reflect irrecoverable amounts. The annual amortisation of any discount or premium on the acquisition of a held-to-maturity security is aggregated with other investment income receivable over the term of the instrument so that the revenue recognised in each period represents a constant yield on the investment.

Investments other than held-to-maturity debt securities are classified as available-for-sale investments and trading investments and are measured at subsequent reporting dates at fair value.

Where securities are held for trading purposes, gains and losses arising from changes in fair value are included in net profit or loss for the period.

For available-for-sale investments, gains and losses arising from changes in fair value are recognised directly in equity, until the security is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in the net profit or loss for the period.

Financial liabilities
The group's principal financial liabilities are interest-bearing debt, accounts payable and bank borrowings:

Interest-bearing debt
Interest-bearing debt, including finance lease obligations, is recognised at amortised cost, namely original debt less principal payments and amortisations. The accounting policy for finance lease obligations is dealt with under leases set out above.

Bank overdraft
Bank borrowings, consisting of interest-bearing bank loans and overdrafts are recorded at the proceeds received, net of direct issue costs. Finance costs, including premiums payable on settlement or redemption, are accounted for on an accrual basis and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Accounts payable
Trade and other payables are stated at amortised cost. Due to the short-term nature of the group's trade and other payables, the cost approximates its fair value.

Equity instruments
Equity instruments are recorded at the proceeds received, net of direct issue costs.

Derivative financial instruments
The group uses derivative financial instruments to manage its risk associated with foreign currency and interest rate fluctuations relating to certain firm commitments and forecast transactions.

Derivative financial instruments are initially recorded at cost and are remeasured to fair value at subsequent reporting dates.

Changes in the fair value of derivative financial instruments are recognised in profit and loss for the period as they arise.

Derivatives embedded in other financial instruments or non-derivative host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of host contracts and the host contracts are not carried at fair value with unrealised gains or losses reported in profit and loss for the period.

Derecognition
Financial assets (or a portion thereof) are derecognised when the group realises the rights to the benefits specified in the contract, the rights expire or the group surrenders or otherwise loses control of the contractual rights that comprise the financial asset. On derecognition, the difference between the carrying amount of the financial asset and proceeds receivable and any prior adjustment to reflect fair value that had been reported in equity are included in profit and loss for the period.

Financial liabilities (or a portion thereof) are derecognised when the obligation specified in the contract is discharged, cancelled or expires. On derecognition, the difference between the carrying amount of the financial liability, including related unamortised costs, and amount paid for it are included in the profit and loss for the period.

Fair value methods and assumptions
The fair value of financial instruments traded in an organised financial market is measured at the applicable quoted prices.

The fair value of financial instruments not traded in an organised financial market is determined using a variety of methods and assumptions that are based on market conditions and risk existing at balance sheet date, including independent appraisals and discounted cash flow methods.

The carrying amounts of financial assets and liabilities with a maturity of less than one year are assumed to approximate their fair values due to the short-term trading cycle of these items.

Offset
Where a legally-enforceable right of offset exists for recognised financial assets and financial liabilities, and there is an intention to settle the liability and realise the asset simultaneously, or to settle on a net basis, all related financial effects are offset.

SEGMENT REPORTING
The group is structured into the following main operating segments:
- Manufacturing
- Wholesale, distribution and retail.

Primary segment reporting is based on the type of business and correlates with the activities of the main operating divisions.

Secondary segment reporting is based on the geographical location of the business.

CONTINGENCIES AND COMMITMENTS
Transactions are classified as contingencies where the group's obligation depends on uncertain future events.

Items are classified as commitments where the group commits itself to future transactions or if the items will result in the acquisition of assets.

DIVIDEND REINVESTMENTS
Ordinary shares issued as a capitalisation dividend award are capitalised by applying the ratio that a cash dividend bears to the issue price of the shares to be issued to a shareholder's shareholding, on the dividend payment date.

DIVIDEND COVER
Dividend cover is the number of times the dividend declared is covered by basic earnings per share.

Contents of the notes to the annual financial statements

	2005 R'000	2004 R'000
1. OPERATING INCOME		
Operating income is stated after taking account of the following items		
1.1 Auditors' remuneration		
• Audit fees	**29 678**	19 304
• Other fees	**7 352**	2 930
• Expenses	**66**	109
• Overprovision in prior year	**(866)**	(104)
	36 230	22 239

1.2 Directors' emoluments

Executive directors – remuneration	Basic salaries €'000	Basic salaries AU$'000	Basic salaries R'000	Total basic salaries R'000	Bonus R'000	Company contribution and expense allowances R'000	Deemed interest R'000	Total R'000
2005								
BE Steinhoff	**840**	–	–	**6 644**	–	–	–	**6 644**
MJ Jooste	**750**	–	–	**5 935**	**2 000**	**427**	–	**8 362**
KJ Grové	–	–	**1 806**	**1 806**	**1 500**	**568**	**116**	**3 990**
FJ Nel	**40**	–	**801**	**1 118**	**650**	**130**	–	**1 898**
DM van der Merwe	–	–	**2 624**	**2 624**	**2 000**	**376**	–	**5 000**
JHN van der Merwe	**382**	–	–	**3 019**	**2 000**	**163**	–	**5 182**
RH Walker	–	**477**	–	**2 262**	–	**55**	–	**2 317**
	2 012	**477**	**5 231**	**23 408**	**8 150**	**1 719**	**116**	**33 393**

Executive directors – remuneration	Basic salaries €'000	Basic salaries AU$'000	Basic salaries R'000	Total basic salaries R'000	Company contribution and expense allowances R'000	Total R'000
2004						
BE Steinhoff	725	–	–	5 956	–	5 956
MJ Jooste	660	–	–	5 421	324	5 745
FJ Nel	35	–	764	1 051	108	1 159
DM van der Merwe	–	–	2 229	2 229	271	2 500
JHN van der Merwe	320	–	–	2 628	124	2 752
RH Walker	–	285	53	1 402	26	1 428
	1 740	285	3 046	18 687	853	19 540

1. OPERATING INCOME (continued)

1.2 Directors' emoluments (continued)

Executive directors – share rights

Offer date	*Initial offer* September 1998	*Subsequent offers* July 2000 to June 2001	July 2001 to June 2002	Offers *awarded in* December 2003	Total
BE Steinhoff	–	179 700	41 040	–	**220 740**
MJ Jooste	–	179 700	41 040	4 586 758	**4 807 498**
KJ Grové	–	175 940	41 040	–	**216 980**
FJ Nel	–	135 000	36 480	940 905	**1 112 385**
DM van der Merwe	–	179 700	41 040	1 902 588	**2 123 328**
JHN van der Merwe	–	135 000	36 480	2 195 091	**2 366 571**
	–	985 040	237 120	9 625 342	**10 847 502**

In terms of the share incentive scheme approved at a general meeting and implemented on and since listing the company in 1998, rights were allocated in terms of a deferred delivery scheme. All initial offers were at nominal value and subsequent offers were at 540 cents and at 528 cents per share respectively. The deferred delivery date is three years from the offer date, maturing at 20% per annum.

At the annual general meeting on 1 December 2003, a new share incentive scheme was approved and implemented. These rights were allocated at nominal value of 0,5 cents and will mature in 1/3 (one-third) tranches per annum from the third anniversary of the effective date, provided the following performance criteria have been achieved:

a) a compound growth in headline earnings per share (HEPS) of the company equal to or exceeding the weighted average growth of the companies included in, and comprising the INDI 25 Index (INDI25) over a three-year period from the effective date; and

b) the volume weighted average traded share price of the company over the 30 trading days immediately preceding the date of measurement (the measurement date) to exceed the result of the following formula, $[\{(a-b) \div b\}+1] \times c$

   where

   a = the INDI25 at the measurement date

   b = the INDI25 at the effective date

   c = the volume weighted average traded share price of the company for the 30 trading days immediately preceding the effective date.

In the event of the criteria not being satisfied by the third anniversary of the effective date, the rights will be extended to the following years on a cumulative basis, provided however that if both the criteria are not met by the end of the financial year in which the fifth anniversary of the effective date occurs, all rights will lapse and neither the shares (nor any of them) nor any amount will be due to any participant.

The share rights disclosed above reflect the balance of unmatured rights at year end.

	2005 R'000	2004 R'000
1. OPERATING INCOME (continued)		
1.2 Directors' emoluments (continued)		
Non-executive directors – remuneration		
Fees as directors		
DE Ackerman	**260**	220
CE Daun*	**145**	120
JNS du Plessis	**251**	190
KJ Grové*#	**145**	120
D Konar	**290**	240
JF Mouton*	**200**	170
FA Sonn	**195**	160
NW Steinhoff	**145**	1 824
NW Steinhoff (Pension as from 1 July 2004, €180 000)	**1 424**	–
Fees for services		
D Konar	**650**	–
	3 705	3 044

** Paid to various entities as management fees*
 # Became an executive director during 2005

Non-executive directors – share rights

Offer date	Initial offer September 1998	Subsequent offers July 2000 to June 2001	Subsequent offers July 2001 to June 2002	Total
DE Ackerman	–	179 700	41 040	**220 740**
CE Daun	–	179 700	41 040	**220 740**
D Konar	–	179 040	41 040	**220 080**
NW Steinhoff	–	179 760	41 040	**220 800**
	–	718 200	164 160	**882 360**

All initial offers were at nominal value, subsequent offers were at 540 cents and at 528 cents per share respectively.

The deferred delivery date is three years from the above offer date, maturing at 20% per annum.

The share rights disclosed above reflect the balance of unmatured rights at year end.

		2005 R'000	2004 R'000
1.	OPERATING INCOME (continued)		
1.2	**Directors' emoluments (continued)**		
	Remuneration		
	Paid by:		
	• Company	**2 281**	1 220
	• Subsidiary companies	**34 817**	21 364
		37 098	22 584
1.3	**Fees paid for services**		
	• Administrative	**42 205**	22 413
	• Managerial	**13 548**	5 553
	• Technical, consultancy and "know-how"	**33 558**	11 399
	• Secretarial	**203**	1 395
		89 514	40 760
1.4	**Net foreign exchange (gains)/losses**		
	• Net gains on foreign currency assets/liabilities	**(5 391)**	(16 464)
	• Foreign exchange (gains)/losses excluding effect of foreign currency asset/liability	**(115 339)**	228 023
		(120 730)	211 559
1.5	**Depreciation**		
	• Buildings	**100 139**	63 351
	• Plant and machinery	**101 683**	75 230
	• Long-haul motor vehicles and equipment	**102 093**	–
	• Motor vehicles	**22 040**	9 764
	• Capitalised leased assets	**467**	25
	• Leasehold improvements	**1 318**	714
	• Office and computer equipment, furniture and other assets	**107 828**	65 218
		435 568	214 302
1.6	**Impairment**		
	• Property, plant and equipment	**9 018**	59 328
	• Trademarks, goodwill and intangible assets	**824**	–
	• Other	**5 392**	176
		15 234	59 504
1.7	**Amortisation of goodwill**	**–**	38 592
1.8	**Operating lease charges**		
	• Property	**310 630**	204 970
	• Plant, equipment, vehicles and other	**151 433**	61 373
		462 063	266 343

		2005 R'000	2004 R'000
1.	OPERATING INCOME (continued)		
1.9	**Pension fund surplus asset charge to income**	**–**	1 617
1.10	**Research and development costs**	**9 320**	13 096
1.11	**(Profit)/loss on disposal of property, plant and equipment**		
	• Land and buildings	**11 749**	(2 877)
	• Plant and machinery	**(20 032)**	39
	• Long-haul motor vehicles and equipment	**(2 374)**	–
	• Motor vehicles	**(101)**	(991)
	• Capitalised leased assets	**49**	–
	• Leasehold improvements	**(8)**	47
	• Office and computer equipment, furniture and other assets	**(16 360)**	(2 732)
		(27 077)	(6 514)
1.12	**Fair value (gains)/losses**		
	• Interest rate and currency swap	**(134 459)**	–
	• Fair value adjustment on accounts payable	**14**	(14)
	• Fair value adjustment on accounts receivable	**(46)**	106
	• Embedded derivative adjustment	**345**	(8 188)
	• Pension fund surplus asset	**23 332**	2 930
	• Other	**–**	15
		(110 814)	(5 151)
1.13	**Loss/(profit) on disposal of subsidiaries or businesses**	**1 434**	(234)
1.14	**Post-retirement benefit expenses**		
	• Pension fund contributions (defined benefit plans)	**113**	1 705
	• Provident fund contributions (defined contribution plans)	**93 588**	30 629
	• Contributions to state managed pension funds	**193 069**	121 172
	• Post-retirement medical aid contributions (paid to ill-health employee)	**51**	46
		286 821	153 552
1.15	**Gain on fair value of plantations**	**18 740**	14 429
1.16	**Expense raised through provision for warranties**	**19 885**	15 944
1.17	**Closure costs**		
	• Harvesting operations	**7 666**	–
	• Distribution operations	**10 605**	–
		18 271	–

		2005 R'000	2004 R'000
2.	FINANCE COSTS		
	Interest paid		
	• Loans	**127 749**	110 038
	• Bank overdrafts	**234 802**	155 667
	• Lease liabilities	**3 091**	31
	• Vendor liabilities	**17 365**	–
	• Other	**2 881**	2 958
		385 888	268 694
3.	INCOME FROM INVESTMENTS		
	Dividends received		
	• Unlisted investments	**3 130**	3 309
	Interest received		
	• Bank balances and loans receivable	**215 639**	176 141
	• Associate companies and joint ventures	**1 391**	12 406
		220 160	191 856
4.	TAXATION		
4.1	**Taxation charge**		
	Current year		
	• South African normal taxation	**137 108**	18 281
	• South African deferred taxation	**(41 436)**	(10 209)
	• Foreign normal taxation	**68 447**	109 119
	• Foreign deferred taxation	**43 280**	43 228
		207 399	160 419
	Adjustment to prior year's taxation		
	• South African normal taxation	**(4 505)**	(492)
	• South African deferred taxation	**703**	1 250
	• Change in rate: deferred taxation	**1 303**	–
	• Foreign deferred taxation	**–**	(16 380)
	• Foreign normal taxation	**–**	–
		(2 499)	(15 622)
	Capital gains taxation	**609**	–
	Secondary taxation on companies		
	• Current year	**16 611**	526
	• Prior year	**–**	121
		16 611	647
		222 120	145 444

Notes to the annual financial statements for the year ended 30 June 2005 (continued)

		2005 %	2004 %
4.	TAXATION (continued)		
4.2	**Reconciliation of rate of taxation**		
	Standard rate of taxation	**29,0**	30,0
	Secondary taxation on companies	**0,9**	0,1
	Prior year adjustment	**(0,2)**	(1,4)
	Change in rate of taxation	**(0,1)**	–
	Dividends received	**(0,2)**	(0,3)
	Different statutory taxation rates and favourable taxation dispensations granted to foreign subsidiaries in other jurisdictions	**(15,4)**	(11,4)
	Utilisation of taxation losses in subsidiary companies and permanent differences between taxable and accounting profits	**(1,8)**	(3,2)
	Effective rate of taxation	**12,2**	13,8
4.3	**Taxation losses**	**R'000**	R'000
	The estimated taxation losses available for set-off against future taxable income are:	**551 107**	334 338

5. EARNINGS PER SHARE

5.1 Basic earnings per share

Basic earnings per share is calculated by dividing the net earnings attributable to shareholders by the weighted average number of shares in issue during the year.

	2005	2004
Number of shares	**'000**	'000
Weighted average number of ordinary shares	**1 128 054**	1 067 461
Earnings	**R'000**	R'000
Earnings attributable to ordinary shareholders as previously stated	**1 591 555**	1 036 851
Prior year adjustments (note 35)	–	(13 898)
Earnings attributable to ordinary shareholders	**1 591 555**	1 022 953
Basic earnings per share (cents)	**141**	96
As previously stated	–	97
Restatement as above	–	(1)

	2005 '000	2004 '000

5. EARNINGS PER SHARE (continued)

5.2 Diluted earnings per share

Fully diluted earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the diluted weighted average number of ordinary shares in issue during the year. The calculation does not recognise any funds to be received from the exercise of allocated rights or any projected growth in attributable earnings arising from such additional funds, which could compensate for any dilution in earnings per share.

	2005	2004
Number of shares		
Weighted average number of ordinary shares	**1 128 054**	1 067 461
Effect of dilutive potential ordinary shares	**34 409**	24 175
Weighted average number of ordinary shares for the purpose of diluted earnings per share	**1 162 463**	1 091 636
Earnings	**R'000**	R'000
Earnings attributable to ordinary shareholders as previously stated	**1 591 555**	1 036 851
Prior year adjustments (note 35)	**–**	(13 898)
Interest saving on the non-exiting vendor liability by issue of the shares not for cash	**17 365**	–
Earnings attributable to ordinary shareholders	**1 608 920**	1 022 953
Fully diluted earnings per share (cents)	**138**	94
As previously stated	**–**	95
Restatement as above	**–**	(1)
Dilution percentage (%)	**2**	2

5.3 Headline earnings per share

Headline earnings per share is calculated by dividing the headline earnings by the weighted average number of ordinary shares in issue during the year.

	2005	2004
Number of shares	**'000**	'000
Weighted average number of ordinary shares	**1 128 054**	1 067 461

	2005 R'000	2004 R'000
5. EARNINGS PER SHARE (continued)		
5.3 Headline earnings per share (continued)		
Earnings		
Headline earnings is reconciled to earnings attributable to shareholders as follows:		
Earnings attributable to ordinary shareholders	**1 591 555**	1 022 953
Adjusted for:		
• Discontinued operations – South African manufacturing plants	**–**	12 289
• Closure costs	**7 400**	–
• Discontinued operations – German manufacturing plants	**–**	57 363
• Goodwill amortisation and other impairment write-offs	**15 234**	98 096
• (Profit)/loss on disposal of property, plant and equipment	**(27 077)**	(6 514)
• Loss/(profit) on disposal of subsidiaries and business	**1 434**	(234)
• Goodwill amortisation included in associate company income	**–**	3 494
• Negative goodwill amortisation included in associate company income	**–**	(8 900)
• Loss/(profit) on disposal of property, plant and equipment included in associate company income	**1 294**	(707)
Headline earnings	**1 589 840**	1 177 840
Headline earnings per share (cents)	**141**	110
As previously stated	**–**	112
Restated as above	**–**	(2)

5.4 Diluted headline earnings per share

Fully diluted headline earnings per share is calculated by dividing the headline earnings by the diluted weighted average number of shares in issue during the year.

Number of shares	**'000**	'000
Weighted average number of ordinary shares	**1 128 054**	1 067 461
Effect of dilutive potential ordinary shares	**34 409**	24 175
Weighted average number of ordinary shares for the purpose of diluted headline earnings per share	**1 162 463**	1 091 636
Earnings	**R'000**	R'000
Headline earnings attributable to ordinary shareholders	**1 589 840**	1 177 840
Interest saving on the non-exiting vendor liability by issue of the shares not for cash	**17 365**	–
Adjusted headline earnings attributable to ordinary shareholders	**1 607 205**	1 177 840
Fully diluted headline earnings per share (cents)	**138**	108
As previously stated	**–**	109
Restatement as above	**–**	(1)
Dilution percentage (%)	**2**	2

5. EARNINGS PER SHARE (continued)

5.5 Net asset value per share

Net asset value per share is calculated by dividing the ordinary shareholders' equity by the issued share capital at year end.

	2005 '000	2004 '000
Number of shares		
Issued share capital at year end	**1 130 584**	1 122 966
Net asset value	**R'000**	R'000
Ordinary shareholders' equity	**8 276 188**	6 454 606
As previously stated	–	6 525 250
Prior year adjustment (note 35)	–	(70 644)
Net asset value per share (cents)	**732**	575

6. DISTRIBUTION TO SHAREHOLDERS

The directors have resolved to declare a capital distribution from share premium, subject to approval at the annual general meeting scheduled to take place on 25 November 2005, of 30 cents per share (2004: dividend of 22 cents per share), payable on 12 December 2005 to those shareholders recorded in the books of the company at the close of business on 9 December 2005.

7. INTANGIBLE ASSETS AND GOODWILL

7.1 Goodwill

	2005 R'000	2004 R'000
Cost		
At beginning of year	**523 840**	399 884
Reclassification from amortisation	**(100 988)**	–
Arising at acquisition of subsidiary	**775 639**	177 347
Eliminated on disposal of subsidiary	–	(1 896)
Exchange differences on consolidation of foreign subsidiaries	**44 093**	(51 495)
At end of year	**1 242 584**	523 840
Amortisation and impairment		
At beginning of year	**(100 988)**	(72 935)
Reclassification to cost	**100 988**	–
Exchange differences on consolidation of foreign subsidiaries	–	10 539
Current year amortisation	–	(38 592)
Impairment	**(824)**	–
At end of year	**(824)**	(100 988)
Total goodwill	**1 241 760**	422 852

		2005 R'000	2004 R'000
7.	INTANGIBLE ASSETS AND GOODWILL (continued)		
7.2	**Negative goodwill**		
	At beginning of year	**(64 060)**	–
	Fair value adjustment	**(46 894)**	–
	Derecognition to retained income	**110 954**	–
	Arising at acquisition of subsidiary	**–**	(64 060)
	At end of year	**–**	(64 060)
7.3	**Trademarks**		
	Cost		
	At beginning of year	**156 334**	8 954
	Fair value adjustment	**205 501**	–
	Acquired on acquisition of subsidiary	**2 307 953**	147 380
	At end of year	**2 669 788**	156 334
	Amortisation and impairment		
	At beginning of year	**(10 634)**	(8 954)
	Acquired on acquisition of subsidiary	**–**	(1 680)
	At end of year	**(10 634)**	(10 634)
	Total trademarks	**2 659 154**	145 700
	Total intangible assets and goodwill	**3 900 914**	504 492

The useful lives of trademarks are deemed to be indefinite based on the current market and estimated future market trends. Trends are evaluated annually to identify possible indications of impairments.

The reclassification of amortisation of goodwill as well as the derecognition of negative goodwill is due to the adoption of AC140: Business Combinations. In terms of this statement, the company has eliminated the carrying amount of accumulated amortisation with a corresponding decrease in the cost of goodwill and derecognised negative goodwill with a corresponding adjustment to distributable reserves.

In the prior year, negative goodwill of R64 060 000 was included in the goodwill balance. This amount has been restated to reflect the negative goodwill as a separately disclosed item.

The fair value adjustments on negative goodwill and trademarks arose on the reassessment of provisionally determined fair values of assets and liabilities on the prior year acquisition of PG Bison Holdings (Proprietary) Limited prior to the adoption of AC140.

8. PROPERTY, PLANT AND EQUIPMENT

	Opening balance R'000	Additions R'000	Disposals R'000	Subsidiaries acquired/ (disposed of) R'000	Reclassi-fication R'000	Fair value adjustment R'000	Exchange differences R'000	Impairment R'000	Intergroup purchases/ (disposals) R'000	Closing balance R'000
2005										
Cost/fair value										
Land and buildings	1 940 567	107 257	(259 928)	231 479	2 563	(49 805)	183 949	–	6	2 156 088
Plant and machinery	1 388 463	161 438	(47 884)	23 213	(119 298)	(207)	71 867	(9 457)	(7 604)	1 460 531
Long-haul motor vehicles and equipment	–	199 321	(105 777)	1 903 113	–	–	33 499	–	–	2 030 156
Motor vehicles	92 683	50 730	(20 693)	120 130	(2 055)	–	(6 209)	–	(29)	234 557
Capitalised lease assets	40 097	–	(267)	–	–	–	–	–	(345)	39 485
Leasehold improvements	21 899	3 145	(1 628)	102	–	–	–	–	(511)	23 007
Office and computer equipment, furniture and other assets	765 076	178 252	(102 403)	1 154 285	121 590	–	93 271	(422)	(500)	2 209 149
	4 248 785	700 143	(538 580)	3 432 322	2 800	(50 012)	376 377	(9 879)	(8 983)	8 152 973

	Closing balance R'000	Current year charge R'000	Disposals R'000	Subsidiaries (acquired)/ disposed of R'000	Reclassi-fication R'000	Fair value adjustment R'000	Exchange differences R'000	Impairment R'000	Intergroup purchases/ (disposals) R'000	Closing balance R'000
Accumulated depreciation										
Land and buildings	(333 536)	(100 139)	72 340	(107 284)	142	14 126	(41 523)	–	–	(495 874)
Plant and machinery	(712 845)	(101 683)	60 756	(2 998)	2 395	207	(47 389)	612	7 900	(793 045)
Long-haul motor vehicles and equipment	–	(102 093)	67 303	(787 190)	–	–	(19 209)	–	–	(841 189)
Motor vehicles	(52 824)	(22 040)	11 261	(47 867)	142	–	(2 621)	–	376	(113 573)
Capitalised lease assets	(37 179)	(467)	134	–	–	–	–	–	121	(37 391)
Leasehold improvements	(5 065)	(1 318)	906	(65)	–	–	–	–	–	(5 542)
Office and computer equipment, furniture and other assets	(486 510)	(107 828)	87 731	(508 569)	(5 479)	–	(59 509)	249	586	(1 079 329)
	(1 627 959)	(435 568)	300 431	(1 453 973)	(2 800)	14 333	(170 251)	861	8 983	(3 365 943)

Notes to the annual financial statements for the year ended 30 June 2005 (continued)

8. PROPERTY, PLANT AND EQUIPMENT (continued)

	Opening balance R'000	Additions R'000	Disposals R'000	Subsidiaries acquired/ (disposed of) R'000	Reclassi-fication R'000	Exchange differences R'000	Impairment R'000	Intergroup purchases/ (disposals) R'000	Closing balance R'000
2004									
Cost/fair value									
Land and buildings	1 690 096	134 569	(7 662)	344 407	10 209	(231 051)	–	(1)	1 940 567
Plant and machinery	966 823	91 587	(42 279)	443 172	4 791	(64 596)	(12 210)	1 175	1 388 463
Motor vehicles	78 538	9 094	(14 158)	22 500	2 333	(5 596)	–	(28)	92 683
Capitalised lease assets	345	–	–	39 752	–	–	–	–	40 097
Leasehold improvements	16 743	2 529	(1 829)	4 500	–	–	–	(44)	21 899
Office and computer equipment, furniture and other assets	509 052	162 702	(77 660)	298 766	(17 240)	(71 490)	(31 970)	(7 084)	765 076
	3 261 597	400 481	(143 588)	1 153 097	93	(372 733)	(44 180)	(5 982)	4 248 785

	Closing balance R'000	Current year charge R'000	Disposals R'000	Subsidiaries (acquired)/ disposed of R'000	Reclassi-fication R'000	Exchange differences R'000	Impairment R'000	Intergroup purchases/ (disposals) R'000	Closing balance R'000
Accumulated depreciation									
Land and buildings	(240 204)	(63 351)	591	(73 143)	1 741	40 828	–	2	(333 536)
Plant and machinery	(474 939)	(75 230)	34 501	(258 162)	7 055	43 020	5 440	5 470	(712 845)
Motor vehicles	(37 442)	(9 764)	9 230	(18 258)	–	3 370	–	40	(52 824)
Capitalised lease assets	(96)	(25)	–	(37 058)	–	–	–	–	(37 179)
Leasehold improvements	(3 793)	(714)	1 782	(2 343)	–	–	–	3	(5 065)
Office and computer equipment, furniture and other assets	(308 083)	(65 218)	63 457	(195 962)	(8 889)	48 306	(20 588)	467	(486 510)
	(1 064 557)	(214 302)	109 561	(584 926)	(93)	135 524	(15 148)	5 982	(1 627 959)

8. PROPERTY, PLANT AND EQUIPMENT (continued)

	2005 R'000	2004 R'000
Net book value		
Land and buildings	**1 660 214**	1 607 031
Plant and machinery	**667 486**	675 618
Long-haul motor vehicles and equipment	**1 188 967**	–
Motor vehicles	**120 984**	39 859
Capitalised lease assets	**2 094**	2 918
Leasehold improvements	**17 465**	16 834
Office and computer equipment, furniture and other assets	**1 129 820**	278 566
	4 787 030	2 620 826

The fair value adjustments arose as a result of the reassessment of the provisionally determined fair values at the date of the prior year acquisition of PG Bison Holdings (Proprietary) Limited.

Details of land and buildings are available for inspection at the various registered offices of the company and its subsidiaries.

Assets with a book value of R530 765 000 (2004: R554 708 000) are encumbered as set out in note 22.

Property, plant and equipment, with the exception of motor vehicles and land, are insured at approximate cost of replacement. Motor vehicles are insured at market value.

Certain categories of assets were reclassified to bring the classification in line with the current year's disclosure.

9. BIOLOGICAL ASSETS

	2005 R'000	2004 R'000
Reconciliation of carrying amounts of plantations		
Carrying amount at beginning of year	**166 564**	5 193
Increases due to purchases	**3 711**	146 942
Fair value adjustment to plantations	**18 740**	14 429
Carrying amount at end of year	**189 015**	166 564

The group owns and manages timber plantations for use in manufacturing timber products. The plantations are valued at fair value less estimated point-of-sale cost. The Faustman formula was applied by an independent valuer in determining the fair value of the plantations. The principal assumptions used in this formula include surveying physical hectares planted, age analysis and using the industry mean annual increment growth.

	2005 R'000	2004 R'000
10. INTEREST IN ASSOCIATE COMPANIES		
Shares at cost		
• Unitrans Limited*	–	430 756
• Loungefoam (Proprietary) Limited	**9 576**	9 576
• Alisa Holdings (Proprietary) Limited, trading as Hertz Rent a Car	**42 385**	–
• Zimbabwean associates	**–**	–
	51 961	440 332
Attributable share of post-acquisition retained earnings		
• At beginning of year	**148 475**	158 426
• Current year share of income	**50 265**	115 474
• Dividends received	**(19 957)**	(64 125)
• Associates converted to subsidiaries	**(157 200)**	(61 300)
At end of year	**21 583**	148 475
Loans due by associate companies	**8 641**	19 277
	82 185	608 084

During the year, the group increased its investment in Unitrans Limited to 60,82%, which resulted in this entity becoming a subsidiary.

	Percentage holding 2005 %	Percentage holding 2004 %	Carrying value 2005 R'000	Carrying value 2004 R'000
Listed				
• Unitrans Limited	**–**	25,8	–	573 224
– Shares			**–**	430 756
– Post-acquisition earnings			**–**	142 468
Unlisted				
• Loungefoam (Proprietary) Limited	**47,5**	47,5	**31 575**	34 860
• Hertz Rent a Car	**40,0**	–	**43 202**	–
• Zimbabwean associates	**49,0**	–	**7 408**	–
			82 185	608 084
Market value of listed investment including directors' valuation of loan			**–**	558 780
Directors' valuation of unlisted investments			**82 185**	34 860
			82 185	593 640

Nature of businesses

Loungefoam (Proprietary) Limited: Manufactures foam products

Hertz Rent a Car: Car rental

Zimbabwean associates: Manufacture upholstery and casegoods furniture

	2005 R'000	2004 R'000
10. INTEREST IN ASSOCIATE COMPANIES (continued)		
Aggregate financial information in respect of associate companies		
Balance sheets		
Assets		
• Property, plant and equipment	**32 570**	1 168 203
• Net current assets	**87 348**	203 498
• Deferred taxation assets	**2 323**	9 024
• Other assets	**5 966**	200 023
	128 207	1 580 748
Equity and liabilities		
• Share capital and reserves	**45 711**	1 352 328
• Long-term liabilities	**64**	34 563
• Deferred taxation liabilities	**1 638**	151 328
• Other liabilities	**80 794**	–
• Minority interest	**–**	42 529
	128 207	1 580 748
Income statements		
Revenue	**258 334**	10 694 481
Income before taxation	**35 308**	545 905
Taxation	**(3 473)**	(171 768)
Net income after taxation	**31 835**	374 137
11. INTEREST IN JOINT VENTURE COMPANIES		
Loans due by joint venture companies	**1 698**	–

	Percentage holding %	%
Roadway Logistics (Proprietary) Limited	**–**	50
Roadway Logistics Retail (Proprietary) Limited	**–**	50
La-Z-Boy Europe BV	**50**	50
Van den Bosch Beheer BV	**50**	50
Pennypinchers Holdings (Proprietary) Limited	**50**	50

Nature of businesses

La-Z-Boy Europe BV: Manufactures recliner chairs

Van den Bosch Beheer BV: Wholesale and distribution of household goods

Pennypinchers: Distribution of building materials, hardware, home improvement products and related goods and services

Notes to the annual financial statements for the year ended 30 June 2005 (continued)

	2005 R'000	2004 R'000
11. INTEREST IN JOINT VENTURE COMPANIES (continued)		
The proportionate share of the aggregated financial information of the joint venture companies consolidated is:		
Assets and liabilities		
• Property, plant and equipment	**92 236**	99 618
• Investments and loans	**–**	8 536
• Current assets	**238 396**	154 801
• Current liabilities	**(318 264)**	(83 811)
• Long-term liabilities	**(4 623)**	(48 021)
• Deferred taxation	**–**	1 816
Revenues and expenditure		
• Revenue	**629 524**	621 326
• Expenses	**(603 902)**	(562 092)
• Net profit before taxation	**25 622**	59 234

	2005 R'000	2004 R'000
12. INVESTMENTS AND LOANS		
Listed investments	**–**	635
Unlisted investments – ordinary shares	**121 117**	64 650
– preference shares	**180 000**	–
Loans receivable	**1 068 100**	687 089
	1 369 217	752 374
Directors' valuation of unlisted investments	**301 117**	64 650
Market valuation of listed investments	**–**	635

Details of investments are available at the registered office of the company for inspection.

Unlisted and listed investments are classified as available-for-sale financial assets.

The loans receivable consist of various loans with repayment terms ranging between 13 and 72 months and bear interest at market-related interest rates.

No provision has been made against these loans as the amounts are considered recoverable.

	2005 R'000	2004 R'000
13. DEFERRED TAXATION ASSETS/(LIABILITIES)		
13.1 Deferred taxation movement		
Assets		
Balance at beginning of year	**129 675**	33 750
Exchange differences on consolidation of foreign subsidiaries	**4 977**	(2 512)
Deferred tax of subsidiaries acquired	**225 807**	45 232
Current year charge	**14 745**	53 205
	375 204	129 675
Liabilities		
Balance at beginning of year	**(118 512)**	(44 360)
Deferred tax of subsidiary acquired	**(711 433)**	(30 854)
Deferred tax of subsidiary disposed	**6**	–
Deferred tax on fair value adjustments	**(48 585)**	–
Exchange differences on consolidation of foreign subsidiaries	**(1 571)**	6 982
Current year charge	**(18 595)**	(50 280)
	(898 690)	(118 512)
13.2 Deferred taxation balances		
Assets		
Provision for taxation on temporary differences resulting from:		
• Property, plant and equipment	**78 542**	(11 247)
• Prepayments	**8 327**	(1 039)
• Provisions	**160 568**	28 518
• Assessed losses	**101 092**	90 724
• Operating leases	**27 849**	25 751
• Other	**(1 174)**	(3 032)
Total deferred tax assets	**375 204**	129 675
Liabilities		
Provision for taxation on temporary differences resulting from:		
• Property, plant and equipment	**(640 900)**	(75 481)
• Business combinations	**(165 666)**	–
• Prepayments	**(144 063)**	(69 808)
• Provisions	**26 024**	18 347
• Assessed losses	**22 969**	6 230
• Other	**2 946**	2 200
Total deferred tax liabilities	**(898 690)**	(118 512)

The fair value adjustments arose as a result of the reassessment of the provisionally determined fair values at the date of the acquisition of PG Bison Holdings (Proprietary) Limited.

		2005 '000	2004 '000
14.	DERIVATIVE FINANCIAL ASSETS/(LIABILITIES)		
	The group uses currency and interest rate derivatives to eliminate or reduce the exposure of its foreign currency denominated assets and liabilities, and to hedge future transactions and cash flows. The group is party to foreign currency forward contracts in the management of its exchange rate exposures. The instruments purchased are primarily denominated in the currencies of the group's principal markets. As a matter of policy, the group does not enter into derivative contracts for speculative purposes.		
14.1	**Net currency forward contracts to sell/(buy) foreign currency:**		
	Euros	**(4 929)**	(10 877)
	US dollars	**(7 770)**	94 348
	UK pounds	**(1 280)**	(10)
	Japanese yen	**(14 427)**	–
	Polish zloty	**7 154**	–
	Swedish kroner	**(452)**	(215)
	Swiss francs	**–**	(20)
	These currency forward contracts were fair valued at year end. The fair values are based on market values of equivalent instruments at the balance sheet date.		
14.2	**Fair valuing currency forward contracts resulted in foreign currency assets as follows:**	**R'000**	R'000
	Assets		
	Euros	**104**	–
	US dollars	**1 064**	–
	UK pounds	**3**	–
	Japanese yen	**7**	–
	Polish zloty	**2 203**	–
	Swedish kroner	**–**	14
	Swiss francs	**–**	4
		3 381	18
14.3	**Interest rate swaps and cross-currency derivatives**	**134 459**	6 876
	During the year the group entered into a cross-currency interest rate swap on the note purchase agreement series A and B (refer to note 22) in terms of which the fixed US dollar interest rate was swapped for a variable euro interest rate. The fair value of the swap is estimated at R134,4 million. The amount is based on the market value of a similar instrument at balance sheet date.		
	Derivative financial assets	**137 840**	6 894
14.4	**Fair valuing currency forward contracts resulted in foreign currency/(liabilities) as follows:**		
	Liabilities		
	Euros	**(351)**	(4 110)
	UK pounds	**(148)**	(6)
	US dollars	**–**	(2 718)
	Swedish kroner	**(15)**	–
		(514)	(6 834)
14.5	**Interest rate swaps and cross-currency derivatives**	**(24 654)**	–
	Derivatives financial liabilities	**(25 168)**	(6 834)
	Net foreign currency assets	**112 672**	60

		2005 R'000	2004 R'000
14.	DERIVATIVE FINANCIAL ASSETS/(LIABILITIES) (continued)		
14.6	**Net foreign currency assets movement**		
	Opening balance	**60**	146 375
	Net increase in derivative assets	**127 583**	6 876
	Arising on acquisition of subsidiary	**(24 654)**	(3 738)
	Settlement at maturity	**1 067**	(131 133)
	Foreign exchange gains	**5 391**	16 464
	Exchange differences taken to foreign currency translation reserve	**3 225**	(34 784)
		112 672	60
15.	INVENTORIES		
15.1	**Inventories at cost less provisions**		
	• Raw materials	**458 624**	383 910
	• Work-in-progress	**136 115**	124 647
	• Consumables and spares	**159 216**	41 509
	• Packing materials	**4 239**	5 699
	• Finished goods	**1 396 000**	792 750
	• Vehicles	**783 477**	–
		2 937 671	1 348 515
15.2	**Inventories carried at net realisable value**	**538 500**	29 583
16.	ACCOUNTS RECEIVABLE		
	Gross trade receivables	**4 809 257**	3 070 854
	Less: provision for bad debts, credit notes and discounts	**(207 342)**	(169 784)
	Net trade receivables	**4 601 915**	2 901 070
	Other amounts due	**741 391**	486 067
		5 343 306	3 387 137
17.	SHORT-TERM LOANS		
	These loans are made to various entities, including suppliers. The loans are interest free and repayable on demand.		
18.	ORDINARY SHARE CAPITAL AND PREMIUM		
18.1	**Authorised**		
	1 500 000 000 (2004: 1 500 000 000) ordinary shares of 0,5 cents each	**7 500**	7 500
18.2	**Issued**		
	1 130 583 807 (2004: 1 122 966 175) ordinary shares of 0,5 cents each	**5 654**	5 616
	Share premium	**3 185 201**	3 156 262
	Total issued ordinary share capital and premium	**3 190 855**	3 161 878

	2005 R'000	2004 R'000
18. ORDINARY SHARE CAPITAL AND PREMIUM (continued)		
18.3 Movement of share capital and premium		
Opening balance	**3 161 878**	2 240 944
Movement for the year	**28 977**	920 934
Shares issued for cash	**–**	971 083
Treasury shares sold for cash	**31 367**	75 294
Capitalisation dividend issued	**–**	163 650
Capitalisation issue debited to share premium	**–**	(163 650)
Listing expenses	**(2 390)**	(50 754)
Treasury shares purchased	**–**	(74 689)
Closing balance	**3 190 855**	3 161 878

	2005	2004
18.4 Unissued shares		
Number of shares	**369 416 193**	377 033 825

The directors are authorised, by resolution of the shareholders and until the forthcoming annual general meeting, to dispose of the unissued shares, subject to the listing requirements of the JSE relating to a general authority of directors to issue shares for cash.

	2005	2004
18.5 Share scheme rights		
Rights allocated at 30 June (number of shares)	**14 489 959**	24 175 344

The above rights were issued in terms of the Steinhoff International Share Trust and other share incentive schemes of companies acquired.

	2005	2004
18.6 Scheme rights	**37 022 506**	35 254 251

The share incentive scheme was approved at the annual general meeting on 1 December 2003.
Originally 35 254 251 rights were allocated on 1 December 2003.

During the year, a number of rights lapsed and certain adjustments and corrections were effected, resulting in a net reduction of 255 218 rights from the rights granted on 1 December 2003. A further 2 023 473 rights were allocated during the year.

At year end, 145 employees were participants under this scheme.

	2005	2004
18.7 Disclosure requirements in terms of the Steinhoff International Share Trust deed		
• Number of shares reserved for the scheme remaining unissued	**103 469 553**	73 919 661
• Number of shares sold by the trust to beneficiaries during the year	**7 677 332**	10 077 463
• Number of shares available for sale by the trustees to proposed participants	**628 974**	628 974

		2005 R'000	2004 R'000
19.	RESERVES		
19.1	**Non-distributable reserves**		
	Retained income of associate companies	**22 926**	149 818
	Investment reserve	**2 210**	5 848
	Restatement of available-for-sale financial assets to fair value	**468**	(14)
	Foreign currency translation reserve	**92 587**	(249 635)
		118 191	(93 983)
19.2	**Distributable reserves**		
	Retained income	**4 967 142**	3 386 711
		5 085 333	3 292 728

The investment reserve relates to incentives received which are released to income only on entitlement.

The accumulated distributable reserves, if declared as a cash dividend, would be subject to secondary tax on companies. In the normal course of business, it is not expected that such a distribution from past distributable reserves will arise.

		2005 R'000	2004 R'000
20.	PREFERENCE SHARE CAPITAL AND PREMIUM		
20.1	**Authorised**		
	495 000 000 (2004: nil) variable rate, cumulative, non-redeemable, non-participating preference shares of 0,1 cents each	**495**	–
20.2	**Issued**		
	6 500 000 (2004: nil) variable rate, cumulative, non-redeemable, non-participating preference shares of 0,1 cents each	**7**	–
	Share premium	**649 993**	–
	Preliminary expenses	**(6 121)**	–
	Total issued preference share capital and premium	**643 879**	–
21.	MINORITY INTEREST		
	Equity interest:		
	Balance at beginning of year	**35 241**	14 782
	Exchange differences on consolidation of foreign subsidiaries	**835**	(1 943)
	Movement per income statement	**64 112**	4 012
	Arising on acquisition of subsidiaries	**1 195 237**	18 489
	Treasury shares of subsidiary companies	**(21 610)**	–
	Eliminated on disposal of subsidiary	**–**	(99)
	Balance at end of year	**1 273 815**	35 241

	2005 R'000	2004 R'000
22. LONG-TERM LIABILITIES		
22.1 Analysis of closing balance		
Secured financing:		
• Mortgage and term loans	**230 398**	356 227
• Capitalised finance lease and instalment sale agreements	**39 645**	24 360
• Long-term licence fee liability	**212 418**	249 146
	482 461	629 733
Unsecured financing:		
• Syndicated loans	**1 009 625**	1 322 352
• Domestic medium-term note	**413 541**	–
• Guaranteed registered bonds	**1 000 000**	1 000 000
• Note purchase agreement	**2 099 472**	–
• Deferred payment – non-exiting vendors	**306 789**	229 400
• Puttable bond	**–**	244 241
• Term loans	**250 000**	67 851
• Equalisation of operating lease payments	**160 743**	85 837
• Other	**69 925**	36 708
	5 310 095	2 986 389
Total long-term liabilities	**5 792 556**	3 616 122
Portion payable before 30 June 2006 included in short-term liabilities (note 24)	**254 983**	261 486
Net long-term liabilities	**5 537 573**	3 354 636
22.2 Analysis of repayments		
Repayable within the next year and thereafter:		
• Next year	**254 983**	261 486
• Within two to five years	**2 953 802**	3 305 281
• Thereafter	**2 583 771**	49 355
	5 792 556	3 616 122

22. LONG-TERM LIABILITIES (continued)

Loan details

Secured

	Facility '000	Maturity date	Interest rate	2005 R'000	2004 R'000
• Commerzbank, OLB and DZ Bank These term loans are repayable in quarterly instalments, with final payment on 31 December 2009	€14 313	1 December 2009	3,203% to 3,75%	**78 240**	132 321
• Sparkasse Hochsauerland and CIB These mortgage loans are secured and renegotiated at 12- to 18-month intervals.	€4 735	31 March 2008	3,85% to 4,60%	**38 325**	117 672
• Royal Bank of Scotland plc Facilities available The term-loan is repayable in semi-annual instalments.	£9 400	30 June 2012	LIBOR + 0,76%	**113 833**	106 234
• Capitalised finance lease and instalment sale arrangements Secured hire purchase and lease agreements repayable in monthly or annual instalments over periods of five to eight years.	–	–	10,5% to 11,5%	**39 645**	24 360
• Long-term licence fee liability due to Rand Merchant Bank: Repayable in equal instalments of R34 262 375 semi-annually with the final payment on 15 July 2008. The licence fee liability represents the net present value of the future minimum licence payments discounted at a market-related interest rate in South Africa.	–	–	–	**212 418**	249 146

13 100 394 of the shares that Steinhoff Africa Holdings (Proprietary) Limited held in Unitrans Limited at year end, as well as funds on call and deposit to the amount of R198 487 028 have been pledged as security for the long-term licence fee liability.

The book value of assets encumbered in favour of the above mortgage and term loans and finance lease and instalment sale agreements amounts to R530 765 000 (2004: R554 708 000) (note 8).

	Facility '000	Maturity date	Interest rate	2005 R'000	2004 R'000
22. LONG-TERM LIABILITIES (continued)					
Loan details (continued)					
Unsecured					
• Syndicated loan facilities					
Citibank International plc and Commerzbank International SA: Revolving credit facility	€235 000	30 June 2008	EURIBOR + 0,55%	**161 930**	–
Royal Bank of Scotland: Term loan	£70 000	30 June 2010	LIBOR + 0,50%	**847 695**	–
Citibank International plc and Commerzbank International SA: Term loan	€175 000	Repaid during year	EURIBOR + 1,05%	–	1 322 352
Steinhoff International Holdings Limited has subordinated shareholder loans due from Steinhoff Europe AG (Austria), amounting to €220 million and due from Steinhoff Möbel Holdings Alpha GmbH amounting to €56,3 million until the senior debt has been unconditionally and irrevocably paid and discharged in full.					
• Domestic medium-term note Note with a nominal value of R400 million and a coupon rate of 9,5%. The effective interest rate is 9,35%. Interest is payable semi-annually in arrears on 28 February and 31 August of each year, commencing on 31 August 2005.	–	31 August 2010	9,34%	**413 541**	–
• Guaranteed registered bonds These bonds are unconditionally and irrevocably guaranteed, jointly and severally by Steinhoff Africa Holdings (Proprietary) Limited and Steinhoff International Holdings Limited.	–	28 February 2008	10% payable semi-annually	**1 000 000**	1 000 000
• Note purchase agreement: senior notes series A	$142 000	15 March 2015	EURIBOR + 0,88%	**952 924**	–
senior notes series B	$142 500	15 March 2012	EURIBOR + 0,82%	**956 280**	–
senior notes series C	€23 500	15 March 2012	4,10%	**190 268**	–
• Deferred payment – non-exiting vendors Loan payable to vendors in respect of PG Bison Holdings (Proprietary) Limited, either in cash or shares in Steinhoff International Holdings Limited.	–	25 June 2007	6%	**306 789**	229 400
• Rand Merchant Bank Senior unsecured puttable bond amounting to €37,5 million at 6,94% effective interest, payable semi-annually in arrears in equal instalments. This bond was issued at a discount of 16,3%. The puttable bond was acquired during the current year.	–	–	–	**–**	244 241

	Facility '000	Maturity date	Interest rate	2005 R'000	2004 R'000
22. LONG-TERM LIABILITIES (continued)					
Loan details (continued)					
Unsecured (continued)					
• Raiffeisen Bank This loan was repaid during the year.	–	–	–	**–**	67 851
• Calyon Corporate and Investment Bank Term loan, repayable at maturity date with interest payable quarterly.	R500 000	30 June 2010	JIBAR + 1%	**250 000**	–
• Equalisation of operating lease payments The group accounts for operating lease expense on a straight-line basis over the period of the lease, resulting in differences between actual cash flows and the expense recognised.	–	–	–	**160 743**	85 837
• Other loans	–	–	–	**69 925**	36 708
Total long-term liabilities				**5 792 556**	3 616 122

23. ACCOUNTS PAYABLE AND PROVISIONS

	2005 R'000	2004 R'000
Accounts payables		
Trade payables	**3 658 132**	1 677 093
Other payables and amounts due	**1 370 585**	923 753
	5 028 717	2 600 846

Included in other payables and amounts due are short-term royalties, rebates, payroll and other accruals.

	2005 R'000	2004 R'000
Provisions		
Long-term	**235 478**	24 838
Short-term	**287 891**	132 194
	523 369	157 032

The prior year long-term provision of R24 838 000 was included in current liabilities in the prior year.

	Opening balance R'000	Acquired at acquisition of subsidiary R'000	Additional provision R'000	Amounts utilised R'000	Amounts reversed R'000	Exchange differences R'000	Closing balance R'000
23. ACCOUNTS PAYABLE AND PROVISIONS (continued)							
Provisions consist of:							
Leave pay provision	78 985	3 200	83 235	(67 467)	(858)	4 054	101 149
Bonus provision	20 257	–	40 404	(18 112)	(1 444)	–	41 105
Warranty provisions	32 952	–	22 530	(32 356)	(357)	1 728	24 497
Pension provision	24 838	212 399	–	(21 109)	–	6 174	222 302
Buyback lease commitments	–	10 364	1 042	–	(2 247)	–	9 159
Accident and insurance fund provisions	–	17 164	32 533	(27 119)	(739)	–	21 839
Gross incurred but not reported reserve (IBNR)	–	5 721	2 180	(1 589)	–	–	6 312
Gross provision for unearned premium	–	54 692	15 372	(3 340)	–	–	66 724
Maintenance fund	–	10 039	4 553	–	–	–	14 592
Other	–	21 864	6 824	(9 002)	(3 996)	–	15 690
	157 032	335 443	208 673	(180 094)	(9 641)	11 956	523 369

Provision for leave pay

The leave pay provision relates to vesting leave pay to which employees may become entitled on leaving the employment of the group. The provision arises as employees render a service that increases their entitlement to future compensated leave and is calculated based on an employee's total cost of employment. The provision is utilised when employees become entitled to and are paid for the accumulated leave pay or utilise compensated leave due to them.

Provision for bonus

The provision for bonus consists of a performance-based bonus. The bonus payable is fixed by applying a specific formula based on the employees' achievement of performance targets. The employee must be in service on 30 June 2005 to qualify for the bonus.

Provision for warranty

The warranty provision represents management's best estimate, based on past experience, of the group's liability under warranties granted on products sold.

Provision for pensions

The prior year provision for pension related to the group's obligation for a director of a company in Europe which was settled during the year. The current year provision relates to the pension fund liability of a newly acquired subsidiary.

Property and buyback lease commitments

The property and buyback lease commitments relate to onerous property lease and buyback commitments, which have to be financed over a period ranging between two and six years. The provision is based on the net present value of outstanding commitments.

23. ACCOUNTS PAYABLE AND PROVISIONS (continued)

Accident and insurance fund

The Unitrans group covers its own expenses relating to damages to third-party property or goods transported. The balance of the fund relates to accidents which occurred but were not settled at balance sheet date.

Gross IBNR reserve and gross provision for unearned premium

Both provisions relate to the insurance business of Unitrans and are statutory insurance provisions for claims incurred but not yet reported and unearned premiums which represent the proportion of premiums written in the year and relate to unexpired terms of policies in force at the balance sheet date, generally calculated on a time-proportionate basis.

Maintenance fund

The fund relates to the vehicle retailing operations of Unitrans and is in respect of probable future expenses on vehicles sold under a maintenance plan.

	2005 R'000	2004 R'000
24. SHORT-TERM LIABILITIES		
Current portion of long-term liabilities (note 22)	**254 983**	261 486
Short-term loans payable	**597 709**	330 307
	852 692	591 793

The short-term loans mainly comprise loans with various European banks, repayable within a year. The loans bear interest at European banks' lending rates.

25. RETIREMENT BENEFIT PLANS

25.1 Provident and pension funds

The majority of the group's South African salaried employees are members of either a provident fund or a pension fund. These funds are all defined contribution funds. Certain employees do not belong to group funds, but contribute to umbrella funds or industry funds established and administered by national bargaining councils.

The employees of the group's subsidiaries in Europe and Australia are members of State-managed retirement benefit schemes operated by the governments of the various countries. The subsidiaries are required to contribute a specified percentage of their payroll costs to the retirement benefit scheme to fund the benefits. The only obligation of the group to the retirement benefit schemes is to make the specified contributions.

All retirement benefit plans operated by group companies domiciled in the Republic of South Africa are governed by the Pension Funds Act (Act No 24 of 1956). Approximately 98% (2004: 98%) of South African full-time group employees are covered by retirement benefit plans.

The total cost charged to income (note 1.14) represents contributions payable to these schemes by group companies at rates specified in the rules of these schemes.

Defined contribution plan: Steinhoff Group Retirement Fund

The assets of the defined contribution plan are held separately from those of the group in funds under the control of trustees. The only obligation of the group to the retirement benefit plan is to deduct contributions as specified by the individual employees and pay these amounts to the administrators.

Defined benefit plan: Afcol Pension Fund

All employees on the Afcol Pension Fund have transferred to the Steinhoff Africa Holdings Provident Fund as at 1 March 2004. The section 14 transfer was approved by the Financial Services Board on 6 September 2004. On receipt of the tax clearance from the South African Revenue Service, the transfer of the last nine members will be finalised.

The process of surplus apportionment is being completed. No future benefits will accrue after 29 February 2004, being the effective date of transfer to the Steinhoff Africa Holdings Provident Fund.

25. RETIREMENT BENEFIT PLANS (continued)

25.1 Provident and pension funds (continued)

Defined benefit plan: Afcol Pension Fund (continued)

The effective date of the most recent actuarial valuation is 31 March 2001. At that date, in the opinion of the actuary, the defined benefit plan was found to be in a sound financial position. The fund is actuarially valued at intervals of not more than three years. The 31 March 2004 valuation is being completed by the fund actuary.

The current contributions are calculated on the pensionable emoluments of members.

The following amounts resulted in a net loss/(gain) for the fund:

	2005 R'000	2004 R'000
Current service cost	**–**	2 646
Net of interest and expected return on plan assets	**(4 534)**	(4 232)
Amortisation: unrecognised loss	**6 485**	234
Curtailment costs	**39 788**	–
Company contributions	**–**	(570)
Net loss/(gain)	**41 739**	(1 922)
The actual return on plan assets was R4 592 000 (2004: R11 615 000)		
The amount included in the balance sheet arising from the group's obligation to defined benefit retirement plans is:		
Present value of funded obligations	**(631)**	(150 782)
Unrecognised actuarial gains	**–**	43 643
Fair value of plan assets	**46 404**	194 651
Net asset	**45 773**	87 512
Movements in the net assets in the current period were:		
At beginning of year	**87 512**	85 590
Net (loss)/gain included in income	**(41 739)**	1 922
At end of year	**45 773**	87 512
Surplus asset recognised		
Current assets: other receivables and amounts due	**–**	23 332

During the current year, the group's actuaries confirmed that significantly more historical information on former members was identified. As these members have a right to a minimum benefit as outlined in the Pension Fund Act (Act No 24 of 1956) and regulations, it is unlikely that any surplus will be apportioned to the employer.

	2005 %	2004 %
25. RETIREMENT BENEFIT PLANS (continued)		
25.1 Provident and pension funds (continued)		
Defined benefit plan: Afcol Pension Fund (continued)		
Key assumptions used		
Discount rate	**8,5**	9,5
Expected return on plan assets	**8,5**	9,0
Expected rate of salary increases	**5,5**	6,5
Future pension increases	**4,0**	4,3

Defined benefit plan: Unitrans Retirement Fund

There is a minimum guarantee in place for the pre-1995 members of the Unitrans Retirement Fund. The fund is subject to the requirements of the Pension Fund Act (Act No 24 of 1956) regarding the surplus apportionment exercise. R7,02 million was paid to the fund in respect of improper use of the surplus up to December 2002, and a further R4,14 million was paid to eliminate the contribution shortfall that arose between January 2004 and April 2005. An apportionment scheme with R nil as at 1 January 2003 has been submitted for approval by the Financial Services Board.

PG Bison Pension Fund

The PG Bison Pension Fund is both a defined benefit and a defined contribution fund. The defined benefit fund has been closed for new entrants. The fund was last actuarially valued on 31 March 2004 and the valuation revealed the fund to be in a sound financial position.

In the current year, the fund underwent a process of obtaining former member data and investigating instances of improper use. These investigations have been finalised and the statutory valuation of the surplus at December 2003 has been updated. Financial Services Board approval for the surplus apportionment and the quantification of the improper use repayment is still pending.

As a result of the actuarial valuation exercise undertaken to establish the surplus at apportionment date, one area of improper use was identified, namely granting additional years of service to select individuals. These enhancements have to be reimbursed to the fund by PG Bison. The reimbursement has been quantified by Alexander Forbes as R7,4 million and has been accrued for by PG Bison in the current year.

Homestyle Pension Fund

The Homestyle group provides pension benefits to its employees through eight defined benefit pension schemes and three defined contribution pension schemes. The related costs of the defined benefit schemes are assessed in accordance with the advice of professionally qualified actuaries:

	Expected rate of return (%)	**2005 R'000**
Equities	7,8	**353 285**
Bonds	5,3	**182 678**
Cash	4,5	**18 173**
Total market value of assets		**554 136**
Less: deferred taxation		**166 236**
		387 900
Present value of scheme liabilities		**765 763**
Less: deferred taxation		**229 728**
		536 035
Net pension liability		**148 135**

The net pension liability has been provided for.

	2005 %
25. RETIREMENT BENEFIT PLANS (continued)	
25.1 Provident and pension funds (continued)	
Homestyle Pension Fund (continued)	
Key assumptions used for all schemes combined	
Discount rate	**5,5**
Rate of increase in salaries	**3,9**
Rate of increase in pensions in payment	**2,9**
Rate of increase in deferred pensions	**2,9**
Inflation assumption	**2,9**

25.2 Post-retirement medical benefits

The group provided certain post-retirement medical benefits by funding a portion of the medical aid contributions of certain retired members. These were charged against income as incurred. In 2002, on adoption of the Statement of Generally Accepted Accounting Practice, AC116: Employee Benefits, the group's liability in respect of this obligation was recorded. Through agreement with in-service and retired employees, the group came to a settlement in terms of which the present value of future benefits will be settled in cash.

The total liability in respect of the post-retirement medical benefits was valued during 2002 by an independent actuary. The liability arose as a result of past and current service as follows:

	2005 R'000	2004 R'000
Accrued liability at beginning of year	**7 202**	8 241
Less: Settlements	**(502)**	(1 039)
Accrued liability at end of year	**6 700**	7 202

At year end, this total unpaid liability was included in other payables and amounts due (note 23).

	2005 R'000	2004 R'000
26. COMMITMENTS AND CONTINGENCIES		
26.1 Capital expenditure		
Contracts for capital expenditure authorised	**75 237**	30 397
Capital expenditure authorised but not contracted for	**218 170**	184 699

Capital expenditure will be financed from existing facilities.

	Property R'000	Plant, equipment, vehicles and other R'000	Total R'000
26.2 Amounts outstanding under operating lease agreements payable within the next year and thereafter			
Next year	1 041 003	90 892	1 131 895
Within two to five years	3 488 535	128 520	3 617 055
Thereafter	1 345 351	6 823	1 352 174

	2005 R'000	2004 R'000
26. COMMITMENTS AND CONTINGENCIES (continued)		
26.3 Borrowing facilities		
In terms of the articles of association, the borrowing powers of the company are unlimited.		
26.4 Unutilised borrowing facilities	**5 994 882**	2 298 055

26.5 Contingent liabilities

There is a potential imposition of interest on the improper use of a pension fund's surplus funds. On the basis of legal opinion received supporting the view that the interest would not be levied retrospectively, based on amended legislation, interest has not been accrued on the improper use.

The South African Revenue Service issued an additional assessment against a group company, disallowing the tax allowance that was claimed in relation to a bundle of intellectual property rights acquired during its 1999 year of assessment. The company has objected against the SARS assessment and, in line with professional advice from external legal advisors and intellectual property valuators, remains confident that the additional assessment will be reversed.

Certain other companies in the group are involved in disputes where the outcome is uncertain. The directors are, however, confident that they will be able to defend these actions, that the potential of outflow or settlement is remote, and if not, that the potential impact on the group will not be material.

There is no other litigation, current or pending, which is considered likely to have a material adverse effect on the group.

27. FINANCIAL RISK MANAGEMENT

Treasury risk management

Senior executives meet regularly to analyse currency and interest rate exposures and re-evaluate treasury management strategies against revised economic forecasts.

Foreign currency management

Material forward currency contacts are summarised in note 14. The writing of option contracts is prohibited; currency options are only purchased as a cost-effective alternative to forward currency contracts.

Liquidity risk management

The group continuously manages its liquidity risk, which is evidenced by its liquid resources and underutilised borrowing facilities.

Concentration of credit risk

Potential concentrations of credit risk consist principally of short-term cash and cash-equivalent investments, trade and other debtors and loans receivable.
The group deposits short-term cash surpluses with major banks of high quality credit standing. Trade debtors comprise a widespread customer base and group companies perform ongoing credit evaluations on the financial condition of their customers. At 30 June 2005, the group did not consider there to be any significant concentration of credit risk which had not been adequately provided for. The amounts presented in the balance sheet are net of allowances for doubtful receivables, estimated by the group companies' management based on prior experience and the current economic environment.

Fair value of financial instruments

The group's financial instruments consist mainly of cash at bank and cash equivalents, investments, loans due to the group, accounts and other receivables, accounts and other payables and long- and short-term liabilities.

The estimated net fair values at which financial instruments are carried on the balance sheet at 30 June 2005 have been determined using available market information and appropriate valuation methodologies, but are not necessarily indicative of the amounts the group could realise in the normal course of business.

		2005 R'000	2004 R'000
28.	CASH GENERATED FROM OPERATIONS		
	Net income before taxation	**1 827 522**	1 056 935
	Adjusted for:		
	Net profit on disposal of property, plant and equipment	**(27 077)**	(6 514)
	Fair value adjustment of biological assets	**(18 740)**	(14 429)
	Depreciation of property, plant and equipment	**435 568**	214 302
	Amortisation and impairment of intangible assets	**824**	38 592
	Impairment of property, plant and equipment	**9 018**	59 328
	Other impairments	**5 392**	176
	Stock write-offs	**2 203**	–
	Investment income	**(220 160)**	(191 856)
	Finance costs	**385 888**	268 694
	Net profit on disposal of subsidiaries and businesses	**–**	(234)
	Pension fund asset charge	**23 332**	1 617
	Negative goodwill released	**(5 497)**	–
	Investment reserve released to sundry income	**(3 638)**	(1 125)
	Equalisation of operating lease payments	**–**	16 456
	Operating profit before working capital changes	**2 414 635**	1 441 942
	Working capital changes:		
	(Increase)/decrease in inventories	**(145 906)**	26 061
	Increase in accounts receivable	**(649 466)**	(705 188)
	(Decrease)/increase in accounts payable	**(255 845)**	767 334
	(Increase)/decrease in VAT receivable	**(78 158)**	5 356
	Increase in VAT payable	**138 849**	3 860
	Net changes in working capital	**(990 526)**	97 423
	Cash generated from operations	**1 424 109**	1 539 365

** Prior year figures have been restated to reflect the changes in the method of recognising operating lease costs.*

		2005 R'000	2004 R'000
29.	TAXATION PAID		
	Taxation payable at beginning of year	**(106 255)**	(21 026)
	Foreign currency translation difference	**(2 883)**	2 161
	Taxation payable of subsidiaries disposed	**952**	–
	Taxation payable of subsidiaries acquired	**(19 043)**	(77 315)
	Current taxation expense per income statement	**(218 270)**	(127 555)
	Taxation payable at end of year	**144 416**	106 255
	Net taxation paid	**(201 083)**	(117 480)

30. NET CASH FLOW ON BUSINESS COMBINATIONS

During the year the group affected the following business combinations:

	Effective date of acquisition	% of voting equity held
• Unitrans Limited*	1 January 2005	60,82%
• Homestyle Group plc	30 June 2005	60,86%
• Hukla	1 October 2004	Assets acquired
• Various other		60,00% – 100,00%

** During the year, the group increased its investment in Unitrans Limited to 60,82%, which resulted in this entity becoming a subsidiary.*

	Unitrans Limited R'000	Homestyle Group plc R'000	Hukla R'000	Other R'000	Total 2005 R'000	Total 2004 R'000
The fair value of assets and liabilities assumed at date of acquisition were:						
Assets:						
• Property, plant and equipment	1 296 460	613 196	43 707	25 348	**1 978 711**	570 389
• Inventories	847 277	482 250	23 219	1 545	**1 354 291**	578 629
• Accounts receivable	795 257	300 106	–	5 085	**1 100 448**	565 209
• Cash on hand	391 535	160 619	–	3 512	**555 666**	115 759
• Deferred taxation assets	26 941	198 866	–	–	**225 807**	45 232
• Trademarks	761 926	1 546 027	–	–	**2 307 953**	145 700
• Investments and loans	78 576	1 660	–	–	**80 236**	18 128
• Investments in associates	42 385	–	–	–	**42 385**	–
Liabilities:						
• Long-term liabilities	(82 366)	–	–	(10 120)	**(92 486)**	(14 641)
• Payables and provisions	(1 112 986)	(1 750 210)	–	(11 206)	**(2 874 402)**	(593 448)
• Deferred taxation liabilities	(258 169)	(448 346)	(3 251)	(1 667)	**(711 433)**	(30 854)
• Taxation payable	(19 043)	–	–	–	**(19 043)**	(77 315)
• VAT payable	–	(330 839)	–	–	**(330 839)**	(10 639)
• Bank overdraft	–	–	–	(1 076)	**(1 076)**	(130 212)
• Foreign currency liability	–	(24 654)	–	–	**(24 654)**	(3 738)
• Short-term loans	(526 763)	–	–	(1 818)	**(528 581)**	(33 366)
Minority interest	(904 338)	(291 247)	–	348	**(1 195 237)**	(18 489)
Fair value of assets and liabilities acquired (carried forward)	1 336 692	457 428	63 675	9 951	**1 867 746**	1 126 344

30. NET CASH FLOW ON BUSINESS COMBINATIONS (continued)

	Unitrans Limited R'000	Homestyle Group plc R'000	Hukla R'000	Other R'000	Total 2005 R'000	Total 2004 R'000
Fair value of assets and liabilities acquired (brought forward)	1 336 692	457 428	63 675	9 951	**1 867 746**	1 126 344
Net goodwill/(negative goodwill) at acquisition	161 556	609 444	(5 565)	4 639	**770 074**	113 287
Total consideration	(1 498 248)	(1 066 872)	(58 110)	(14 590)	**(2 637 820)**	(1 239 631)
• Purchase price	(910 292)	(1 066 872)	(58 110)	(14 590)	**(2 049 864)**	(1 044 191)
• Investment in associate company which became subsidiary	(587 956)	–	–	–	**(587 956)**	(195 440)
Cash and cash equivalents on hand at acquisition	391 535	135 965	–	2 436	**529 936**	112 021
Investment in associate companies which became subsidiaries	587 956	–	–	–	**587 956**	195 440
Purchase consideration included in short-term liabilities	–	–	–	–	–	191 246
Purchase consideration included in long-term liabilities	–	–	–	–	–	229 400
Purchase consideration included in accounts receivable	–	–	–	–	–	(38 009)
Net cash outflow on acquisition of subsidiaries	(518 757)	(930 907)	(58 110)	(12 154)	**(1 519 928)**	(549 533)
Additional cash flow on prior year acquisition	–	–	–	(468)	**(468)**	–
	(518 757)	(930 907)	(58 110)	(12 622)	**(1 520 396)**	(549 533)

The carrying value of identifiable assets and liabilities immediately prior to the acquisition were:

	Unitrans Limited R'000	Homestyle Group plc R'000	Hukla R'000
Assets			
Property, plant and equipment	1 265 772	613 197	34 892
Inventories	847 277	482 252	23 219
Accounts receivable	795 257	300 105	–
Cash on hand	391 535	160 618	–
Deferred taxation asset	26 941	133 842	–
Trademarks	–	–	–
Investments and loans	80 717	1 659	–
Investment in associates	42 385	–	–
Liabilities			
Long-term liabilities	(82 366)	–	–
Trade payables	(1 052 722)	(1 533 458)	–
Deferred taxation liabilities	(153 560)	–	–
Taxation payable	(19 043)	(330 839)	–
Foreign currency liability	–	(24 654)	–
Short-term loans	(526 763)	–	–
Minority interest	(42 241)	–	–
Carrying value of assets and liabilities acquired	**1 573 189**	**(197 278)**	**58 111**

30. NET CASH FLOW ON BUSINESS COMBINATIONS (continued)

Unitrans Limited

On 1 January 2005, the group increased its investment in Unitrans Limited to 60,82%. The acquired business contributed revenues of R5 570 310 000 and operating profit of R185 503 000 to the group for the period from 1 January 2005 to 30 June 2005. Had the acquired entity been included in the results of the group for the whole year, the revenue and profit included in the income statement would have increased by an additional R5 601 869 000 and R227 041 000 respectively.

Homestyle Group plc

On 30 June 2005, the group acquired 60,86% in the Homestyle Group plc. The audited revenue and profit before exceptional items and goodwill amortisation for the acquired Homestyle group as at its year end (30 April 2005) were GBP453,6 million and GBP15,6 million respectively.

	2005 R'000	2004 R'000
31. NET CASH FLOW ON DISPOSAL OF SUBSIDIARY COMPANIES		
The fair value of assets and liabilities disposed at the date of disposal were:		
Assets:		
• Property, plant and equipment	**363**	2 217
• Accounts receivable	**8 315**	1 002
• Cash on hand	**894**	–
• Intangible assets and goodwill	**–**	1 896
Liabilities:		
• Shareholders' loan	**(1 586)**	–
• Long-term loans	**(1 311)**	–
• Deferred taxation	**(6)**	–
• Trade payables	**(5 717)**	–
• Receiver of revenue	**(952)**	–
Minority interest	**–**	(99)
Fair value of assets and liabilities disposed	**–**	5 016
Profit on disposal	**–**	234
Proceeds on disposal	**–**	5 250
Cash on hand at date of disposal	**(894)**	–
Net cash (outflow)/inflow on disposal of subsidiaries	**(894)**	5 250
32. PROCEEDS ON ISSUE OF SHARE CAPITAL		
Ordinary shares		
Share capital and share premium issued, and treasury shares sold, for cash	**31 367**	1 046 377
Less: issue expenses paid	**(2 390)**	(50 754)
Cash proceeds on issue of share capital	**28 977**	995 623
Preference shares		
Share capital and share premium issued for cash	**650 000**	–
Less: issue expenses paid	**(6 121)**	–
Cash proceeds on issue of share capital	**643 879**	–

33. CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash on hand and balances with banks as well as near-cash instruments. Bank overdrafts are only included where the group has a legal right of set-off due to cash management arrangements. Cash and cash equivalents included in the cash flow statement comprise the following balance sheet amounts:

	2005 R'000	2004 R'000
Funds on call and deposits	**388 075**	1 532 418
Bank balances and cash	**4 416 550**	2 123 964
Bank overdrafts	**–**	–
Bank overdrafts per balance sheet	**(731 948)**	(10 677)
Less: bank overdrafts included in financing activities	**731 948**	10 677
Net foreign currency assets	**112 672**	60
	4 917 297	3 656 442

Included in cash and cash equivalents are amounts of R1 380 million (2004: R2 795 million) committed as security for future acquisitions and/or expenses of the group.

34. RELATED PARTY TRANSACTIONS

Related party relationships exist between shareholders, subsidiaries, joint venture companies and associate companies within the group. These transactions are concluded at arm's length in the normal course of business and include transactions as a result of the group-wide treasury management of foreign currency movements. All material intergroup transactions are eliminated on consolidation.

34.1 Joint venture companies and associate companies

Details of investments in associate companies and joint venture companies are disclosed in notes 10 and 11 respectively.

34.2 Interests of directors and officers in contracts

All directors and officers of the company have, other than described below, confirmed that they had no interest in any contract of significance with the company or any of its subsidiary companies, which could have resulted in a conflict of interest during the year.

All directors and officers of the company have disclosed all material interests in contracts of significance with the company or any of its subsidiaries, which could have resulted in a conflict of interest. During the year under review, contracts were concluded with:

- Mayfair Speculators (Proprietary) Limited (Mayfair) (of which MJ Jooste is a director) placed funds in a call account with group companies. At year end all deposits were repaid. During the year, interest in the amount of approximately R1,7 million was paid to Mayfair in respect of these deposits.
- BCM Holdings (Proprietary) Limited (BCM) (of which CE Daun is a director) and its subsidiary and associate companies provided springs and bedding components to various group companies totalling approximately R69 million.
- At 30 June 2005, the group had an investment in A ordinary shares in BCM Holdings amounting to R52 million. In terms of the dividend formula relating to the shares, an amount of R9,8 million has been accrued and remains outstanding at 30 June 2005. In addition, the group extended a loan to BCM during the year, on which market-related interest was earned. The loan was repaid prior to the year end.
- Hoffman Attorneys (of which SJ Grobler is a partner) provided legal services to group companies in the amount of approximately R1,3 million.
- PSG Capital Limited and associated companies (of which JM Mouton and MJ Jooste are directors) acted as sponsor and advisor to the group as well as to Unitrans Limited in respect of which fees were paid totalling approximately R6,3 million.

All the contracts were concluded at arm's length in the normal course of business at market-related terms no more favourable than to any third party.

34.3 Related interests of directors and officers in share capital

Details have been included in the directors' report.

35. PRIOR YEAR ADJUSTMENT

Recognising operating leases on a straight-line basis

Operating lease expenses were previously accounted for and recorded on payment. In terms of circular 7/2005 issued by the South African Institute of Chartered Accountants, the group now accounts for the expense on a straight-line basis over the period of the lease. The financial statements of the prior period have been restated to reflect this change.

Associate company change in accounting policies

A group associate company changed its accounting policies with regards to the translation of foreign operations and the method by which it accounts for joint venture companies. It also changed the method of recognising operating lease costs. Its financial statements for the prior period have been restated to reflect this change, which resulted in a restatement of associate company earnings of the group as included in the previous year's financial statements.

The effect of the restatement on the financial statements is summarised below:

	Balance as previously stated R'000	Operating leases restatement R'000	Associate company restatement R'000	Balance as restated R'000
Reserves				
Prior year opening balance	2 688 303	(48 567)	(8 179)	2 631 557
Income statement: prior year				
Income before taxation	1 073 391	(16 456)	–	1 056 935
Taxation	(150 381)	4 937	–	(145 444)
Net income after taxation	923 010	(11 519)	–	911 491
Share of associate companies' retained income	117 853	–	(2 379)	115 474
Income attributable to minority interest	(4 012)	–	–	(4 012)
Earnings attributable to ordinary shareholders	1 036 851	(11 519)	(2 379)	1 022 953
Balance sheet: prior year				
Assets				
Investments in associate companies	618 642	–	(10 558)	608 084
Deferred taxation assets	103 924	25 751	–	129 675
Equity and liabilities				
Reserves				
• Distributable reserves	3 446 797	(60 086)	–	3 386 711
• Non-distributable reserves	(83 425)	–	(10 558)	(93 983)
Long-term liabilities	3 268 799	85 837	–	3 354 636

The prior year adjustment had no effect on cash flows as previously reported.

Amounts included in the segment report have been adjusted accordingly.

36. DISCONTINUED OPERATIONS

To rationalise and achieve economies of scale, a number of business divisions, both locally and internationally, were closed:

Date of initial discontinuance	Division	Business	Date discontinuance completed	Cost of discontinuance 2005 R'000	2004 R'000
15 July 2003	Pionki SP.zo.o.	Pine furniture manufacturer	31 December 2004	–	38 132
5 April 2004	Steinhoff Logistic GmbH	Transport	30 June 2004	–	10 835
30 April 2004	Dormira GmbH	Bedding manufacturer	30 June 2004	–	2 703
31 March 2004	Timber division of AS Marshall Holdings (Proprietary) Limited	Case goods manufacturer	30 June 2004	–	5 693
20 February 2004	Gommagomma Furniture (Proprietary) Limited production facility	Show wood manufacturer	30 June 2004	–	12 289
				–	69 652

Special resolutions for the year ended 30 June 2005

During the period under review the following special resolutions by the company and its subsidiaries in South Africa were approved and registered with the Registrar of Companies.

1. Steinhoff International Holdings Limited (1998/003951/06)
   The resolution proposed in the previous annual report authorising the repurchase of the company's shares was approved and registered on 10 December 2004.

2. Steinhoff Investment Holdings Limited (1954/001893/06)
   The resolution to change the name of the company from Inzuzo Industries (Proprietary) Limited, to convert the company from a private company to a public company, to increase the share capital of the company, to create preference shares and to adopt a new set of articles of association for the company was approved and registered on 20 April 2005. The resolution to increase the share capital of the company once again was approved and registered on 19 June 2005.

3. Steinhoff Doors and Building Materials (Proprietary) Limited (1972/004708/07)
   The resolution for the change of name of the company from Bruply Doors (Proprietary) Limited was approved and registered on 6 May 2005.

4. Steinhoff Timber Industries (Proprietary) Limited (1996/017594/07)
   The resolution for the change of name of the company from Steinhoff Timber Group (Proprietary) Limited was approved and registered on 15 December 2004.

5. Pennypinchers Holdings (Proprietary) Limited (1973/015544/07)
   The resolution to convert the company from a public company to a private company and the adoption of a new set of articles of association was approved and registered on 17 February 2005.

6. Bisonbord Properties (Proprietary) Limited (1966/009368/07)
   The resolution to convert the company from a public company to a private company and the adoption of a new set of articles of association was approved and registered on 27 January 2005.

Notice of annual general meeting for the year ended 30 June 2005

Notice is hereby given that the annual general meeting of the shareholders of Steinhoff International Holdings Limited (the company) will be held at 08:00 in the main boardroom of the company, 28 Sixth Street, Wynberg, Sandton, on Friday, 25 November 2005, for the purpose of dealing with the business and considering and, if deemed fit, passing, with or without modification, the resolutions set out below:

Ordinary business

1. To adopt and approve the annual financial statements of Steinhoff International Holdings (the company) for the year ended 30 June 2005 together with the report of the directors and the auditors thereon.

2. To reappoint Messrs Deloitte & Touche of Pretoria as auditors of the company as contemplated under section 270 of the Companies Act.

3.1 To ratify and approve remuneration and emoluments paid by the company to its directors during the year ended 30 June 2005 as set out in note 1.2 to the annual financial statements (at page 80 thereof).

3.2 To re-elect the following directors (all eligible and available for reappointment) JNS du Plessis, JF Mouton, FJ Nel and DM van der Merwe. (Curriculum vitae – see pages 6 and 9.)

3.3 Subject to special resolution 1 below being passed, Mr DE Ackerman is similarly re-elected as director of the company. (Curriculum vitae – see page 8.)

To transact any other business capable of being transacted at an annual general meeting.

Special resolution number 1

Amendment of the articles of association:

4.1 Resolved that the articles of association of the company be amended in that Article 50.9 be included to read as follows:

"50.9 Save for Article 60.7, any director older that 71 years of age, shall retire from office annually at every general meeting."

4.2 Resolved further that Article 60.7 of the articles of association of the company is hereby amended to read as follows:

the expression "becomes 71 years of age" is deleted in its entirety and substituted with the expression

"becomes 76 years of age."

Reason for and effect of the special resolution

The reason for this resolution is to create a basis for the election and, where appropriate and/or desirable, re-election of directors that reach retirement age as presently stipulated in the articles of association of the company. The intention is to effect an appropriate amendment of the present retirement age of board members to 75. Some of the present board members, notably Mr DE Ackerman, will reach retirement age in the near future. A shortage of suitable qualified persons with the requisite skills and experience levels in the field of endeavour engaged in by the company is a challenge faced by the company. Moreover, if regard is had to practices on other similar boards and also, by way of example, to retirement ages of judges of the High Court, it seems clear that the proposed amendment is justifiable. The effect of the resolution will be that if passed, it will address a potential risk and will ensure that the company will retain its ability to procure the services of outstanding candidates to serve on its board. The pool of directors thus becoming (and/or remaining) available will thereby be enhanced. Shareholders will have the comfort, as a result thereof, that persons with an appropriate level of experience in the specialised provinces of expertise at stake, may be elected and/or re-elected to serve as board members.

Special resolution number 2

Increase in share capital:

5. That the existing authorised share capital of the company of R7 500 000 (seven million five hundred thousand rand) consisting of 1 500 000 000 (one billion five hundred million) ordinary shares of 0,5 (half cent) each be increased to R11 000 000 (eleven million rand) divided into 2 000 000 000 (two billion) ordinary shares of 0,5 (half cent) each and 1 000 000 000 (one billion) non-cumulative, non-redeemable, non-participating preference shares of 0,1 (1/10 cent) each.

Reason for and effect of the special resolution

The reason for this special resolution is to increase the authorised share capital of the company by increasing the ordinary shares and to create non-cumulative, non-redeemable, non-participating preference shares. The effect is self-evident, namely that same will increase its ordinary share capital and further that non-cumulative, non-redeemable, non-participating preference shares will thereby be created.

Special resolution number 3

Amendment of articles of association:

6. Resolved that articles of association of the company be amended to include Article 101 to the Articles to read:

"101 Terms and conditions of the non-cumulative, non-redeemable, non-participating preference shares:

101.1 For purposes of this Article 101:

101.1.1 "business day" means any day other than a Saturday, Sunday or official public holiday in the Republic of South Africa;

101.1.2 "calculation date" means 30 June and 31 December of each year;

101.1.3 "deemed value" means, in respect of each and every preference share issued by the company at any time and irrespective of the issue price at which such share is issued, the value of a preference share as determined by the directors prior to the allotment and issue of the first preference share/s;

101.1.4 "dividend period" means, in respect of any particular preference shares, the dividend period determined by the directors;

101.1.5 "Income Tax Act" means the Income Tax Act No. 58 of 1962, as amended from time to time;

101.1.6 "issue price" means the actual issue price of each preference share, being the par value of a preference share plus the premium at which a preference share is allotted and issued;

101.1.7 "preference dividend" means a non-cumulative, non-participating, preference cash dividend calculated in accordance with Article 101.2.3 below;

101.1.8 "preference dividend payment date" means, a date at least 7 (seven) days prior to the date on which the company pays its ordinary dividends, *if any, in respect of the same period, but in any event if such dividend shall be payable not later than* 120 *(one hundred and twenty)* days after the calculation date;

101.1.9 "preference dividend rate" means, in respect of any particular preference shares, the rate determined by the directors prior to the issue of such preference shares and, failing such determination, a variable nominal annual compounded monthly in arrears rate equal to 75% (seventy five *per centum*) of the prime rate;

101.1.10 "preference shares" means 1 000 000 000 (one billion) non-cumulative, non-redeemable, non-participating, variable rate, par value preference shares at 0,1 (1/10 cent) each in the share capital of the company; and

101.1.11 *"prime rate" means the publicly basic rate of interest expressed as a percentage per year, compounded monthly in arrears and calculated on a* 365 (three hundred and sixty five) day year factor (irrespective of whether or not the year is a leap year) from time to time quoted by ABSA Bank Limited ("ABSA") or its successors in title in South Africa as being its prime overdraft rate as certified by any manager of ABSA, whose appointment and/or designation need not to be proved. A certificate from any manager of ABSA as to the prime rate at any time shall constitute *prima facie* proof thereof.

101.2 The following are the rights, privileges, restrictions and conditions which attach to the preference shares:

101.2.1 Each preference share will rank as regards to dividends and repayment of capital on the winding-up of the company prior to the ordinary shares *and any other class of shares in the capital of the company not ranking prior to or pari passu* with the preference shares.

101.2.2 Each preference share shall confer on the holder thereof the right to a return of capital on the winding-up of the company equal to the deemed value of the preference shares then in issue divided by the number of preference shares in issue in priority to any payment in respect of any other class of shares in the capital of the company not ranking prior to or *pari passu* with the preference share.

101.2.3 Each preference share shall confer on the holder thereof the right to receive out of the profits of the company, a non-cumulative preference cash dividend which it shall determine to distribute in priority to any payment of dividends to the holders of any other class of shares in the capital of the company not ranking prior to or *pari passu* with the preference shares, the preference dividend calculated in accordance with the following formula, provided such right shall be subject to the company declaring such dividend in the manner set out in Article 101 and in accordance with these Articles:

$a = b \times (c \div 365) \times d$

in which formula:

a = such preference dividend;

b = the deemed value of a preference share;

c = the preference dividend rate; and

d = the number of days in the dividend period,

If the preference dividend rate changes during any particular dividend period the preference dividend for such dividend period shall be calculated, in terms of the formula contained in this Article 101.2.3, on the basis that the period prior to such change is one dividend period and the interest subsequent to such change is another dividend period and that the preference dividend for the entire dividend period is the aggregate of the two amounts thus calculated.

101.2.4 The preference dividend shall if declared:

101.2.4.1 accrue on the preference dividend calculation date, calculated in accordance with Article 101.2.3;

101.2.4.2 be payable on the preference dividend payment date; and

101.2.4.3 failing payment by the relevant preference dividend payment date, be considered to be in arrears.

101.2.5 If a preference dividend is not declared by the company in respect of the period to which such preference dividend calculation date relates, the preference dividend shall not accumulate and will accordingly never become payable by the company whether in preference to payments or any other class of shares in the company or otherwise. The company will not declare an ordinary dividend in respect of the period in question unless the preference dividend for such period has been declared in full.

101.2.6 Any arrear preference dividend, declared but not paid, shall accumulate. Accordingly, any outstanding preference dividend shall be increased by an amount equal to interest calculated on the unpaid preference dividend at the relevant prime rate, compounded monthly from the relevant preference dividend calculation date until the date of payment thereof and be paid by the company in preference to payments to any other class of shares in the company.

101.2.7 Payment of any preference dividend and/or accumulated outstanding preference dividend due by the company shall be made by cheque sent by the company by registered post at the risk of the holder of the preference share concerned, as recorded in the register of shareholders, or at the option of the registered holder, to that holder's commercial bank which has been nominated in writing, for credit to an account nominated in writing by such holder at least 7 (seven) business days prior to such aforementioned amounts becoming payable, or at the option of a dematerialised registered holder, in accordance with the relevant custody agreement between such holder and his Central Securities Depository Participant (CSDP) or broker as a fully electronic share transaction.

101.2.8 If, as a result of any amendment to the Income Tax Act which is of general application to all corporate taxpayers, the company becomes entitled to deduct (from its gross income and in determining its taxable income) the preference dividends or any portion of those dividends, the preference dividend rate shall be increased by such a percentage as will place the company, if it declares and pays dividends on the preference shares at such increased preference dividend rate, in the same net after tax position as it would have been in had the applicable amendment to the Income Tax Act not been made (and had the preference dividend rate accordingly not been increased). The company shall be entitled to require its auditors to verify whether it is obliged to increase the percentage of the prime rate in accordance with this Article 101.2.8. The auditors, in deciding whether such increase is required in terms of this Article 101.2.8, shall act as experts and not as arbitrators and their decision shall, in the absence of manifest error, be final and binding on the company and all preference shareholders. The costs of such auditors shall be borne and paid by the company.

101.2.9 Save as set out in Articles 101.2.1, 101.2.2, 101.2.3, 101.2.5, 101.2.6 and 101.2.8, the preference share shall not entitle the holder thereof to any participation in the profits or assets of the company, or on a winding-up in any of the surplus assets of the company.

101.2.10 The holders of the preference shares shall not be entitled to receive notice of any meeting of the company and shall not be entitled to be present or to vote, either in person or by proxy, at any meeting of the company, by virtue of or in respect of the preference shares, unless one or all of the following circumstances prevail at the date upon which notice convening the meeting in question is posted to such persons as are, in accordance with the provisions of the articles, entitled to receive notice of all meetings from the company:

101.2.10.1 Any preference dividend or outstanding preference dividend remains in arrears and/or unpaid as determined in Article 101.2.4.3 above; and/or

101.2.10.2 a resolution of the company is proposed which resolution directly affects the rights attached to the preference shares or the interests of the holders of the preference shares, including a resolution for the winding-up of the company or for the reduction of its capital, in which event the preference shareholders shall be entitled to vote only on such resolution.

101.2.11 At every general meeting of the company at which holders of the preference shares as well as other classes of shares are present and entitled to vote, a preference shareholder shall be entitled to that proportion of the total votes in the company which the aggregate amount of the nominal value of the shares held by him bears to the aggregate amount of the nominal value of all shares issued by the company.

101.2.12 Notwithstanding the provisions of Article 101.2.1, no shares in the capital of the company ranking, as regards rights to dividends or, on a winding-up as regards return of capital, in priority to the preference shares, shall be created or issued nor will the rights for the time being attached to the preference shares be modified, amended, added to or abrogated, without:

101.2.12.1 the consent in writing of the holders of at least 75% (seventy five percent) of the preference shares; or

101.2.12.2 the prior sanction of a resolution passed at a separate class meeting of the holders of the preference shares in the same manner *mutatis mutandis* as a special resolution.

At every meeting of the holders of the preference shares, the provisions of these articles relating to general meetings shall apply, *mutatis mutandis*, except that a quorum at any such meeting shall be any person or persons holding or representing by proxy at least one quarter of the issued preference shares, provided that if at any adjournment of such meeting a quorum is not so present, the provisions of the articles relating to adjourned general meeting shall apply, *mutatis mutandis*."

Reason for and effect of the special resolution

The reason for this resolution is that the company has created preference shares, and now desires to include in its articles of association the terms and conditions upon which it will be authorised to issue and, where applicable, list non-cumulative, non-redeemable, non-participating preference shares. The effect of such resolution will be that the company will be properly authorised to give effect to its aforestated intention.

Ordinary resolution number 1

7.1 Resolved that 261 834 912 ordinary shares of 0,5 cents each and 10 000 000 non-cumulative, non-redeemable, non-participating preference shares of 0,1 cent each in the authorised but unissued share capital of the company be and they are hereby placed under the control of the directors of the company as a general authority in terms of section 221(2) of the Act, but subject to the rules and requirements of the JSE Limited (JSE), to allot and issue such shares to such person(s) and on such terms and conditions as the directors may determine.

Notice of annual general meeting for the year ended 30 June 2005 (continued)

Ordinary resolution number 2

7.2 Resolved that, subject to the listing requirements of the JSE relating to a general authority of directors to issue shares for cash, the directors of the company be and they are hereby authorised for a period of 15 (fifteen) months from the date of this meeting or until the date of the company's next annual meeting to issue 56 000 000 ordinary shares in the capital of the company for cash in accordance with the requirements set out in paragraph 5.52 of the listing requirements of the JSE as follows:

7.2.1 the relevant securities to be issued under such authority must be of a class already in issue;

7.2.2 the securities must be issued to public shareholders as defined by the JSE's listing requirements and not to related parties;

7.2.3 issues for cash may not exceed 15% of the issued number of securities in issue in any one financial year;

7.2.4 the maximum discount at which such securities may be issued may not exceed 10% of the weighted average traded price of those securities during the 30 business days preceding the date on which the price of the issue is determined or agreed by the directors; and

7.2.5 once the company has issued on a cumulative basis within a financial year, 5% or more of the number of securities in issue prior to that issue, the company will publish an announcement containing the full details for the issue, including the average discount to the weighted average traded price over the 30 day period prior to the date the price was determined or agreed and the effect of the issue on net asset value, net tangible asset value and headline earnings per share.

7.3 Subject to the renewal of the general authority proposed in terms of ordinary resolution number 1, and in terms of the requirements of the JSE, shareholders to grant a waiver of any pre-emptive rights to which ordinary shareholders may be entitled in favour of the directors for the allotment and issue of ordinary shares in the capital of the company for cash other than in the normal course by way of a rights offer or a claw-back offer or pursuant to the company's share schemes or acquisitions utilising such securities as currency to discharge the purchase consideration.

The proposed resolution represents less than 5% of the issued capital of the company.

A 75% majority of votes cast by those shareholders present or represented and voting at the general meeting will be required in order for paragraph 7.2 of ordinary resolution number 2 to become effective.

Ordinary resolution number 3

8. Resolved that, subject and in accordance with the requirements of the JSE:

8.1 the company places and reserves 103 469 553 unissued ordinary shares in the company (which number constitutes less than 10% of the company's issued share capital) at the disposal of the directors for the continued implementation of the Steinhoff International Incentive Schemes.

Special resolution number 4

9. Resolved that, subject to paragraphs 5.72, 5.73 and 5.74 of the listing requirements of the JSE, the board of directors be authorised, up to and including the date of the following annual general meeting, to approve as a general authority the purchase of its own shares by the company or a subsidiary provided that:

9.1 this authority shall not extend beyond 15 (fifteen) months from the date of this meeting or until the date of the company's next annual general meeting whichever is the sooner;

9.2 this authority be limited to a maximum of 20% of the issued share capital of that class in one financial year;

9.3 repurchases shall not be made at a price more than 10% above the weighted average of the market value of the securities traded for the five business days immediately preceding the date of repurchase (on which the transaction was agreed), subject to the provisions of the Act and the requirements of the JSE;

9.4 the repurchase of securities being implemented through the order book operated by the JSE trading system ("open market") and without any prior understanding or arrangement with any counterparty; and

9.5 a certificate by the company's sponsor in terms of paragraph 2.12 of the listing requirements of the JSE confirming the statements by the directors referred to hereunder in this notice convening the meeting, be issued before commencement of repurchase.

Information and statement

- The following general information is reflected in the annual report;
  - directors and management of the company and its subsidiaries (refer to pages 6 to 9, 25, 35 and 44)
  - major shareholders of the company (refer to page 60)
  - director's interest in the company's securities (refer to pages 60 and 64)
  - share capital of the company, refer to note 18 to the annual financial statements (on pages 99 to 100)
- The directors, whose names are given on page 64 of this annual report, collectively and individually accept full responsibility for the information given in this notice and certify that to the best of their knowledge and belief there are no facts that have been omitted which would make any statement false or misleading and that all reasonable enquiries to ascertain such facts have been made;
- There have been no material changes in the financial or trading position of the group since the publication of the financial results for the year ended 30 June 2005;
- The directors are not aware of any information on any legal or arbitration proceedings, including any proceedings that are pending or threatened, that may have had in the previous twelve months, a material effect on the group's financial position.

Reason for and effect of the special resolution
The authority required will be granted to the directors to repurchase shares of the company subject to the Act and the requirements of the JSE. The board does not intend to use such power unless prevailing circumstances (including the tax dispensation and market conditions) warrant such a step. All required certificates and relevant statements shall be issued. The effect thereof will be that the directors will have the authority to implement a general repurchase of shares in accordance with the provisions of the Act and the listing requirements of the JSE.

The directors are of the opinion, after considering the effect of a maximum repurchase of shares, that:

- the company will be able, in the ordinary course of business, to pay its debt;
- the consolidated assets of the company, fairly valued in accordance with Generally Accepted Accounting Practice, will be in excess of the consolidated liabilities of the company;
- the company will have adequate capital for a period of 12 (twelve) months after the date of this notice; and
- the working capital of the company will be adequate for a period of 12 (twelve) months after the date of this notice.

Ordinary resolution number 4
General authority to distribute share capital and/or reserves to shareholders:

10.1 Resolved that the company by way of a specific approval in terms of the listing requirements of the JSE read with Article 56A of the company's articles of association, as declared by the board on 12 September 2005, ratifies and approves the distribution and payment to shareholders of the company, in terms of section 90 of the Act, from the share premium account in the amount of 30 cents per share, in the total amount of R340 408 660,50 which payment will be made on 12 December 2005;

10.2 Resolved that the directors be authorised by way of a general authority, to distribute to shareholders of the company any share capital and reserves of the company in terms of section 90 of the Act and Article 56A of the company's articles of association and in terms of the listing requirements of the JSE provided that paragraph 9.1 and 9.2 above will apply *mutatis mutandis* to the distribution of share capital and reserves of the company.

Reason for and effect of this ordinary resolution
The reason for this resolution is to ratify the distribution which was declared in lieu of dividends on 12 September 2005 (paragraph 10.1) and to grant to the board of directors of the company a general authority for the distribution of share capital by the company to its shareholders. Such general authority will, subject to the requirements of the Act and the JSE, *provide the board with the flexibility to distribute any surplus capital of the company to its shareholders (paragraph 10.2).*

If the company enters into a transaction to distribute share capital and/or reserves totalling 20% of the current issued share capital and reserves of the company for a period of 15 (fifteen) months from the date of this resolution, the provisions set out under the reason and effect for special resolution number 4 will apply *mutatis mutandis* to this resolution.

Shareholders are further referred to the Information and statement under special resolution number 4 which applies *mutatis mutandis* to this resolution.

Notice of annual general meeting for the year ended 30 June 2005 (continued)

Ordinary resolution number 5

11. Resolved that the board of directors be and is hereby authorised in terms of Article 26.2 of the articles of association of the company to create and issue convertible debentures, debenture stock, bonds or other convertible instruments in the capital of the company, subject to such conversion and other terms and conditions as it may determine in its sole and absolute discretion but subject further at all times to the rules and requirements of the JSE.

Authority

12. Subject to the passing of special resolutions numbers 1, 2, 3 and 4 and ordinary resolutions numbers 1, 2, 3, 4 and 5 contained in the notice convening this annual general meeting, any director or secretary of the company, for the time being, be and is hereby authorised to take all such steps and sign all such documents and to do all such acts, matters and things for and on behalf of the company as may be necessary to give effect to the special and ordinary resolutions passed at this general meeting.

Voting

Each shareholder, whether present in person or by proxy, is entitled to attend and vote at the general meeting. A form of proxy in which is set out the relevant instructions for its completion is enclosed for use by any shareholder who is unable to attend the general meeting but wishes to be represented thereat. If you have dematerialised your shares with a Central Securities Depository Participant (CSDP) or broker you must arrange with them to provide you with the necessary authorisation to attend the general meeting or you must instruct them as to how you wish to vote in this regard. This must be done in terms of the agreement entered into between you and the CSDP or broker. Any shareholder who completes and lodges a form of proxy will not be precluded from attending and voting at the general meeting to the exclusion of the proxy appointed by him.

Each shareholder is entitled to appoint one or more proxies (who need not be shareholders of the company) to attend, speak and vote in his/her stead. On a show of hands every shareholder who is present in person or by proxy shall have one vote and, on a poll, every shareholder present in person or by proxy shall have one vote for each share held by him/her. The forms of proxy should be completed and forwarded to reach the offices of the company's transfer secretaries or the company secretary at the address given below by not later than 17:00 on Tuesday, 22 November 2005.

By order of the board

SJ Grobler
Company secretary
2 November 2005

Registered office
28 Sixth Street
Wynberg
Sandton
2090
(PO Box 1955, Bramley, 2018)

Shareholders' diary

Annual general meeting held	Friday, 25 November 2005
Last date to trade *cum* capital distribution	Friday, 2 December 2005
Shares trade ex capital distribution	Monday, 5 December 2005
Record date	Friday, 9 December 2005
Payment date	Monday, 12 December 2005
Announcement of interim results and anticipated declaration of preference share dividend	Monday, 6 March 2006
Announcement of results and anticipated declaration of dividend/distribution and preference share dividend	Monday, 11 September 2006
Annual general meeting	Monday, 4 December 2006

Corporate information

REGISTRATION NUMBER
1998/003951/06

REGISTERED OFFICE
28 Sixth Street
Wynberg
Sandton, 2090
(PO Box 1955, Bramley, 2018)

WEBSITE
http://www.steinhoffinternational.com

SECRETARY
SJ Grobler
28 Sixth Street
Wynberg
Sandton, 2090
(PO Box 1955, Bramley, 2018)

AUDITORS
Deloitte & Touche, Chartered Accountants (SA)
221 Waterkloof Road
Waterkloof, 0181
(PO Box 11007, Hatfield, 0028)

TRANSFER SECRETARIES
Computershare Investor Services 2004 (Pty) Limited
(Registration number 2004/003647/07)
Ground Floor, 70 Marshall Street
Johannesburg, 2001
(PO Box 7184, Johannesburg, 2000)

COMMERCIAL BANK
Standard Corporate and Merchant Bank
(A division of The Standard Bank of South Africa Limited)
(Registration number 1962/000738/06)
Ground Floor, 3 Simmonds Street
Johannesburg, 2001
(PO Box 61150, Marshalltown, 2107)

In addition the group has commercial facilities with various other banking and financial institutions worldwide.

SPONSOR
PSG Capital Limited
(Registration number 2002/017362/06)
Building 8
Woodmead Estate
1 Woodmead Drive
Woodmead, 2157
(PO Box 987, Parklands, 2121)

Notes

Proxy form

(Incorporated in the Republic of South Africa)
(Registration number 1998/003951/06)
Share code: SHF ISIN: ZAE000016176
(Steinhoff or the company)

To be completed by certificated shareholders and dematerialised shareholders who have selected "own name" registration.

For use at the annual general meeting of the holders of ordinary shares in the company (Steinhoff shareholders) to be held at the head office of the company, 28 Sixth Street, Wynberg, Sandton, on Friday, 25 November 2005 at 08:00 (the general meeting).

I/We ____________________

of ____________________
(full name and address in block letters)

being the registered holder of ____________________ shares in the company, hereby appoint:

1. of ____________________ or failing him/her,

2. of ____________________ or failing him/her,

3. the chairman of the general meeting,

as my/our proxy to act for me/us at the general meeting for the purposes of considering and, if deemed fit, passing with or without modification, the resolutions to be proposed thereat and at each adjournment or postponement thereof and to vote for and/or against the resolutions and/or abstain from voting in respect of the shares registered in my/our name/s in accordance with the following instructions (see notes):

Voting instructions in respect of all/.............................. number of shares held		Number of shares		
		In favour of	Against	Abstain
1.	To receive and adopt the annual financial statements			
2.	To reappoint Deloitte & Touche as auditors			
3.1	To ratify the directors' remuneration			
3.2	To re-elect to the board – JNS du Plessis			
	– JF Mouton			
	– FJ Nel			
	– DM van der Merwe			
3.3	To re-elect to the board – DE Ackerman			
4.	Special resolution number 1 – Amendment of Articles (re age of directors)			
5.	*Special resolution number 2 – Increase in share capital*			
6.	Special resolution number 3 – Amendment of Articles (terms and conditions of preference shares)			
7.1	Ordinary resolution number 1 – Placement of shares and preference shares under the control of the directors			
7.2	Ordinary resolution number 2 – Issue of shares for cash			
8.	Ordinary resolution number 3 – Share Incentive Scheme			
9.	Special resolution number 4 – General authority to purchase own shares			
10.1	Ordinary resolution number 4 – Specific approval to distribute share capital			
10.2	Ordinary resolution number 4 – General authority to distribute share capital			
11.	Ordinary resolution number 5 – Convertible Debentures			

Signed at ____________________ on ____________________ 2005

Signature(s) ____________________

Assisted by *(where applicable) (state capacity and full name)* ____________________

Each Steinhoff shareholder is entitled to appoint one or more proxy/ies (who need not be a shareholder/s of the company) to attend, speak and vote in place of the shareholder at the general meeting.

Please read the notes overleaf.

Notes to the proxy

1. A Steinhoff shareholder may insert the name of a proxy or the names of two alternative proxies of his/her choice in the space(s) provided, with or without deleting the chairman of the general meeting, but any such deletion must be initialled by the Steinhoff shareholder concerned. The person whose name appears first on the form of proxy and has not been deleted will be entitled to act as proxy to the exclusion of those whose names follow.

2. *A Steinhoff shareholder's instructions to the proxy must be shown by indicating, in the appropriate boxes provided, the manner* in which that Steinhoff shareholder wishes to vote by inserting an "X" in the relevant box, unless a shareholder wishes to split his/her votes in which case the relevant numbers of shares to be so voted must be indicated in the proxy to vote or abstain from voting at the general meeting as he/she deems fit in respect of all the Steinhoff shareholder's votes exercisable thereat. A Steinhoff shareholder or his/her proxy is not obliged to use all the votes exercisable by the Steinhoff shareholder or his/her proxy, but the total of the votes cast and in respect whereof abstention is recorded may not exceed the total of the votes exercisable by the Steinhoff shareholder or by his/her proxy. Should a shareholder fail to complete the number of shares held, it will be deemed to have exercised the vote in respect of *all shares held as recorded in the register.*

3. Any shareholder who holds shares through a nominee or in dematerialised form may use this proxy to advise their nominee/broker/Central Security Depository Participant (CSDP) of their voting instructions. However, should such member wish to attend the meeting, they will need to request their CSDP, broker or nominee to provide them with the necessary authority in terms of the agreement governing their relationship.

4. Forms of proxy and any power of attorney by virtue of which such proxy is signed (or a notarially certified copy of such power of attorney) must be lodged at or posted to the company's transfer secretaries or delivered to the company secretary, to be received by not later than 17:00 on Tuesday, 22 November 2005.

5. Any alteration or correction made to this form of proxy must be initialled by the signatory/ies.

6. Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity must be attached to this form of proxy unless previously recorded by the company's transfer secretaries or waived by the chairman of the general meeting.

7. The completion and lodging of this form of proxy will not preclude the relevant Steinhoff shareholders from attending the general meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof, should such Steinhoff shareholder wish to do so.

8. No facility currently exists for receiving forms of proxy by e-mail.

Voting instruction form

(Incorporated in the Republic of South Africa)
(Registration number 1998/003951/06)
Share code: SHF ISIN: ZAE000016176
(Steinhoff or the company)

To: ______________________________

(name of shareholder's CSDP/broker)

For use only by **shareholders who have already dematerialised their share certificates and whose shares are not registered in their own names (example in name of CSDP or broker/nominee)**.

For use in respect of the annual general meeting of the holders of ordinary shares in the company (Steinhoff shareholders) to be held at the head office of the company, 28 Sixth Street, Wynberg, Sandton, on Friday, 25 November 2005, 08:00 the (general meeting).

Shareholders who have already dematerialised their shares may use this form to advise their Central Securities Depository Participant (CSDP) or broker of their voting instructions on the proposed resolutions in the spaces provided below. However, should a shareholder wish to attend the meeting in person, written authority would be required from such CSDP or broker.

I/We ______________________________

of ______________________________
(full name and address in block letters)

being a shareholder of the company, who has/have dematerialised my/our shares do hereby indicate below my/our voting instructions on the resolutions to be proposed at the annual general meeting:

		Number of shares		
Voting instructions in respect of all/.............................. number of shares held		In favour of	Against	Abstain
1.	To receive and adopt the annual financial statements			
2.	To reappoint Deloitte & Touche as auditors			
3.1	To ratify the directors' remuneration			
3.2	To re-elect to the board – JNS du Plessis			
	– JF Mouton			
	– FJ Nel			
	– DM van der Merwe			
3.3	To re-elect to the board – DE Ackerman			
4.	Special resolution number 1 – Amendment of Articles (re age of directors)			
5.	Special resolution number 2 – Increase in share capital			
6.	Special resolution number 3 – Amendment of Articles (terms and conditions of preference shares)			
7.1	Ordinary resolution number 1 – Placement of shares and preference shares under the control of the directors			
7.2	Ordinary resolution number 2 – Issue of shares for cash			
8.	Ordinary resolution number 3 – Share Incentive Scheme			
9.	Special resolution number 4 – General authority to purchase own shares			
10.1	Ordinary resolution number 4 – Specific approval to distribute share capital			
10.2	Ordinary resolution number 4 – General authority to distribute share capital			
11.	Ordinary resolution number 5 – Convertible Debentures			

Signed at ______________________________ on ______________________________ 2005

Signature(s) ______________________________

Assisted by *(where applicable) (state capacity and full name)* ______________________________

Please read the notes overleaf.

Notes to voting form

1. Any shareholder who holds shares through a nominee or in dematerialised form must use this voting instruction form to advise their nominee/broker/Central Security Depository Participant (CSDP) of their voting instructions and should not use the proxy form. However, should such member wish to attend the meeting, they will need to request their CSDP, broker or nominee to provide them with the necessary authority in terms of the agreement governing their relationship.

2. A shareholder's instructions to the CSDP/broker must be shown by indicating, in the appropriate boxes provided, the manner in which that shareholder wishes to vote by inserting an "X" in the relevant box, unless a shareholder wishes to split his/her votes in which case the relevant numbers of shares to be so voted must be indicated in the form to vote or abstain from voting at the general meeting as he/she deems fit in respect of all the Steinhoff shareholder's votes exercisable thereat. A shareholder is not obliged to use all the votes exercisable by the shareholder, but the total of the votes cast and in respect whereof abstention is recorded may not exceed the total of the votes exercisable by the Steinhoff shareholder. Should a shareholder fail to complete the number of shares held, it will be deemed to have exercised the vote in respect of all shares held as recorded in the relevant register.

3. Voting instruction forms and power of attorney by virtue of which such instructions are signed (or a notarially certified copy of such power of attorney) must be sent to the CSDP or broker in terms of the agreements governing their relationship and preferably with a copy to be lodged at or posted to the company's transfer secretaries or delivered or faxed to the company secretary, the latter to be received by not later than 17:00 on Tuesday, 22 November 2005.

4. Any alteration or correction made to this form must be initialled by the signatory/ies.

5. Documentary evidence establishing the authority of a person signing this form in a representative capacity must be attached to this form unless previously recorded by the CSDP/broker or waived.

6. No facility currently exists for receiving these forms of instruction by e-mail.


Steinhoff
International Holdings Ltd

we are

GRAPHICOR
32436



www.steinhoffinternational.com


Steinhoff

ANNUAL FINANCIAL STATEMENTS

30 June 2005

STEINHOFF INTERNATIONAL HOLDINGS LIMITED

Registration number: 1998/003951/06

STEINHOFF INVESTMENT HOLDINGS LIMITED

(Previously: Inzuzo Industries (Proprietary) Limited)

Registration number: 1954/001893/06

CONTENTS

STEINHOFF INTERNATIONAL HOLDINGS LIMITED

STEINHOFF INVESTMENT HOLDINGS LIMITED

REPORT OF THE INDEPENDENT AUDITORS

to the members of Steinhoff International Holdings Limited

Introduction

We have audited the annual financial statements of Steinhoff International Holdings Limited, set out on pages 1 to 18 for the year ended 30 June 2005. These financial statements are the responsibility of the company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement.

An audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements;
- assessing the accounting principles used and significant estimates made by management; and
- evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

Audit opinion

In our opinion, the financial statements fairly present, in all material respects, the financial position of the company at 30 June 2005 and the results of its operations and cash flows for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice, and in the manner required by the Companies Act in South Africa.

Deloitte & Touche.

Chartered Accountants (SA)
Registered Accountants and Auditors
Pretoria
12 September 2005

DIRECTORS' REPORT

for the year ended 30 June 2005

The directors have pleasure in presenting the annual financial statements of the company for the year ended 30 June 2005. Group annual financial statements have been issued separately.

NATURE OF BUSINESS

Steinhoff International Holdings Limited (Steinhoff) is a holding company investing predominantly in household goods and related industries. Steinhoff is an investment company holding interest in various subsidiaries which are globally-integrated lifestyle suppliers that manufacture, warehouse, retail and distribute household goods, retail motor vehicles and also provide financial and management services to group companies.

DIVIDENDS

The directors have resolved to declare a capital distribution from share premium, subject to approval at the annual general meeting scheduled to take place on 25 November 2005, of 30 cents per share (2004: dividend of 22 cents per share), payable on 12 December 2005 to those shareholders recorded in the books of the company at the close of business on 9 December 2005.

SUBSIDIARY COMPANIES

	Issued share capital	Effective shareholding (%)
The company's principal subsidiary is Steinhoff Investment Holdings Limited	**R75 000**	100
Steinhoff Investment Holdings Limited's principal subsidiaries are:		
Steinhoff Africa Holdings (Proprietary) Limited and its subsidiaries	**R35 700**	100
Steinhoff Möbel Holdings Alpha GmbH and its subsidiaries	**€35 790**	100

DIRECTORS' REPORT *(continued)*

for the year ended 30 June 2005

SHARE CAPITAL

The company's authorised share capital of R7 500 000, divided into 1 500 000 000 ordinary shares of 0,5 cents each, remained unchanged during the year. The following ordinary shares were issued during the year:

Date	Number of shares	Consideration
19 October 2004	1 496 770	Issued to employees

CONTRACTS

Other than disclosed in note 21, no contracts in which directors and officers of the company had an interest and that significantly affected the affairs or business of the company were entered into during the year.

POST-BALANCE SHEET EVENTS

No post balance sheet events have been identified.

DIRECTORATE

There have been no changes to the directors during the current year. The executive directors in office at the financial year-end and date of this report, were:
Bruno Ewald Steinhoff (German) – Chairman
Markus Johannes Jooste – Chief Executive Officer
Karel Johan Grove
Fredrik Johannes Nel – Financial Director
Daniël Maree van der Merwe
Johannes Henoch Neethling van der Merwe – Chief Financial Officer
Rodney Howard Walker (Australian)

The non-executive directors in office at the financial year-end and date of this report were:
Dirk Emil Ackerman*
Claas Edmund Daun (German)*
Johannes Nicolaas Stephanus du Plessis*
Dr Deenadayalen Konar*
Johannes Fredericus Mouton*
Dr Franklin Abraham Sonn*
Norbert Walter Steinhoff (German)
** Independent non-executive directors*

DIRECTORS' SHAREHOLDING

At 30 June 2005 the present directors of the company held direct and indirect interests in 191 282 875 (2004: 189 836 242) or 16,9% (2004: 16,8%) of the company's issued ordinary shares. There have been no changes to directors' shareholding between year end and the date of this report.

CORPORATE GOVERNANCE

The group complies with the JSE Limited (JSE) Listing Requirements and in all material respects with the Code of Corporate Practice and Conduct published in the King II Report on Corporate Governance.

SECRETARY

Stephanus Johannes Grobler acts as secretary to the company.

BUSINESS ADDRESS

28 Sixth Street
Wynberg
2090

POSTAL ADDRESS

PO Box 1955
Bramley
2018

DIRECTORS' REPORT

for the year ended 30 June 2005

APPROVAL OF THE ANNUAL FINANCIAL STATEMENTS

It is the directors' responsibility to ensure that the annual financial statements fairly present the state of affairs of the company. The external auditors are responsible for independently auditing and reporting on the financial statements.

The directors are also responsible for the systems of internal control. These are designed to provide reasonable, but not absolute, assurance as to the reliability of the financial statements, and to adequately safeguard, verify and maintain accountability of assets, and to prevent and detect material misstatement and loss. The systems are implemented and monitored by suitably trained personnel with an appropriate segregation of authority and duties. Nothing has come to the attention of the directors to indicate that any material breakdown in the functioning of these controls, procedures and systems has occurred during the year under review.

The financial statements set out in this report have been prepared by management on the basis of appropriate accounting policies which have been consistently applied and which are supported by prudent judgements and estimates. The financial statements have been prepared in accordance with South African Statements of Generally Accepted Accounting Practice.

The directors have reasonable expectation that the company has adequate resources to continue in operation for the foreseeable future, and the annual financial statements have therefore been prepared on a going concern basis.

The annual financial statements for the year ended 30 June 2005, which appear on pages 1 to 18 were approved by the board and signed on its behalf on 12 September 2005.

Bruno Ewald Steinhoff
Executive Chairman

Markus Johannes Jooste
Executive Director

Secretary certification

I certify, in accordance with Section 268 G(d) of the Companies Act, 1973, as amended ("the Act") that the company has lodged with the Registrar of Companies all such returns as are required for a public company in terms of the Act and that all such returns are true, correct and up to date.

Stephanus Johannes Grobler
Company Secretary

INCOME STATEMENT

for the year ended 30 June 2005

	Notes	2005 R'000	2004 R'000
Sundry income		**11 236 656**	8 256
Salaries and wages		**–**	(954)
Other (expenses)/income		**(27 606)**	78 657
Operating income	1	**11 209 050**	85 959
Finance costs	2	**(18 516)**	(35 713)
Income from investments	3	**265 739**	69 043
Profit before taxation		**11 456 273**	119 289
Taxation	4	**(3 761)**	(8 499)
Net profit for the year		**11 452 512**	110 790

BALANCE SHEET

as at 30 June 2005

	Notes	2005 R'000	2004 R'000
ASSETS			
Non-current assets		**15 501 337**	4 168 929
Equipment	5	**9**	12
Interest in subsidiary companies	6	**15 463 449**	4 101 821
Loans receivable	7	**37 723**	65 563
Deferred taxation asset	8	**156**	1 533
Current assets		**120 908**	18 985
Accounts receivable	9	**51 125**	18 330
VAT receivable		**75**	151
Bank balances and cash		**68 312**	504
Taxation receivable		**1 396**	–
TOTAL ASSETS		**15 622 245**	4 187 914
EQUITY AND LIABILITIES			
Capital and reserves		**14 559 460**	3 358 965
Share capital and premium	10	**3 224 445**	3 226 829
Reserves	11	**11 335 015**	132 136
Non-current liabilities			
Long-term liabilities	12	**250 000**	244 241
Current liabilities		**812 785**	584 708
Accounts payable	13	**576 785**	582 909
Taxation payable		**–**	1 799
Bank overdrafts		**236 000**	–
TOTAL EQUITY AND LIABILITIES		**15 622 245**	4 187 914

STATEMENT OF CHANGES IN EQUITY

for the year ended 30 June 2005

	Share capital and premium R'000	Distributable reserves R'000	Total R'000
Balance at 30 June 2003	**2 291 277**	**54 764**	**2 346 041**
Profit for the year	–	110 790	110 790
Dividends paid	–	(33 418)	(33 418)
Issue of share capital	935 552	–	935 552
Balance at 30 June 2004	**3 226 829**	**132 136**	**3 358 965**
Profit for the year	**–**	**11 452 512**	**11 452 512**
Dividends paid	**–**	**(249 633)**	**(249 633)**
Issue of share capital*	**(2 384)**	**–**	**(2 384)**
Balance at 30 June 2005	**3 224 445**	**11 335 015**	**14 559 460**

** Includes an amount of R2 391 000 relating to listing expenses*

CASH FLOW STATEMENT

for the year ended 30 June 2005

	Notes	2005 R'000	2004 R'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Cash (utilised in)/generated from operations	16	**(12 678)**	603 505
Dividends received		**237 365**	31 028
Interest received		**27 113**	38 015
Interest paid		**(18 516)**	(35 713)
Dividends paid		**(249 487)**	(33 418)
Taxation paid	17	**(5 579)**	(720)
Net cash (outflow)/inflow from operating activities		**(21 782)**	602 697
CASH FLOWS FROM INVESTING ACTIVITIES			
Net decrease/(increase) in loan receivable	18	**29 108**	(41 334)
Net cash outflow from investments in subsidiaries		**(181 273)**	(541 969)
Net cash outflow from investing activities		**(152 165)**	(583 303)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net cash flow on issue of share capital	19	**(4)**	920 329
Increase/(decrease) in bank overdraft		**236 000**	(323 000)
Net increase/(decrease) in long-term liabilities		**5 759**	(27 656)
Net cash inflow from financing activities		**241 755**	569 673
NET INCREASE IN CASH AND CASH EQUIVALENTS		**67 808**	589 067
Cash and cash equivalents at beginning of year		**504**	(588 563)
CASH AND CASH EQUIVALENTS AT END OF YEAR	20	**68 312**	504

PRINCIPAL ACCOUNTING POLICIES

for the year ended 30 June 2005

The annual financial statements are prepared in accordance with South African Statements of Generally Accepted Accounting Practice on the historical cost basis and going concern principle except for certain financial instruments which are carried at fair value or amortised cost as appropriate, and incorporate the following principal accounting policies which have been consistently applied in all material respects, except where otherwise stated.

Presentation of financial statements
These financial statements are presented in South African Rands and are for the twelve-month period ended 30 June 2005.

Unless otherwise stated, all amounts in the annual financial statements are shown rounded off to the nearest R1 000.

Equipment
Equipment is stated at historical cost to the company, less accumulated depreciation.

The gross carrying amount of equipment is initially measured using the historical cost basis of accounting. Subsequent expenditure relating to an item of equipment is capitalised to the carrying amount of the asset when it is probable that future economic benefits, in excess of the originally assessed standard of performance of the item concerned, will flow to the enterprise. All other subsequent expenditures are recognised as expenses in the period in which they are incurred.

Depreciation is provided on the reducing balance basis at rates which will reduce the book values to estimated residual values over the expected useful lives of the assets. The method and rates used are determined by conditions in the relevant industry. Depreciation is calculated as follows:

Computer equipment and software	25%

Interest in subsidiary companies
Interest in subsidiary companies is stated at cost less accumulated impairment losses.

Impairment of assets
The carrying amounts of assets stated in the balance sheet, other than inventories and deferred tax assets, are reviewed at each balance sheet date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated as the higher of the net selling price and its value in use. An impairment loss is recognised in the income statement whenever the carrying amount exceeds the recoverable amount.

In assessing value in use, the expected future cash flows are discounted to their present value that reflect current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

A previously recognised impairment loss is only reversed if there has been a change in the estimates used to determine the recoverable amount; however, not to an amount higher than the carrying amount that would have been determined (net of depreciation and amortisation) had no impairment loss been recognised in previous years.

Cash and cash equivalents
Cash and cash equivalents are defined as cash and bank and near-cash financial instruments. Bank overdrafts are only included where the company has a legal right of setoff due to cash management arrangements. Also refer to policies on financial instruments below.

PRINCIPAL ACCOUNTING POLICIES

for the year ended 30 June 2005

Taxation

The charge for taxation is based on the results for the year as adjusted for items that are non-assessable or disallowed. It is calculated using the tax rates that have been enacted or substantively enacted by the balance sheet date. Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding basis used in the computation of taxable income.

In general, deferred tax liabilities are recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition of other assets and liabilities, which affects neither the tax profit nor the accounting profit at the time of the transaction. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefits will be realised.

Deferred tax is charged or credited in the income statement except when it relates to items credited or charged directly in equity, in which case deferred tax is also dealt with in equity.

Foreign currencies

Transactions in currencies other than the reporting currency are initially recorded at the rates of exchange ruling on the dates of the transactions. Monetary assets and liabilities denominated in such currencies are re-translated at the rates ruling on the balance sheet date. Profits and losses arising on foreign exchange currencies are dealt with in the income statement.

In order to manage its exposure to foreign exchange risks, the company enters into currency forward contracts. Unrealised gains and losses arising on fair valuing currency forward contracts for identified exposures are charged to income and the resultant foreign exchange asset or liability recognised in the balance sheet.

Revenue recognition

Interest

Interest revenue is recognised on a time-proportion basis by reference to the principal outstanding debt and at the interest rate applicable.

Dividend income

Dividend income from investments is recognised when the right to receive payment has been established.

Financial instruments

Financial assets and financial liabilities are recognised on the company's balance sheet when the company becomes a party to contractual provisions of the instrument. Subsequent to initial recognition these instruments are measured as set out below.

Financial assets

The company's principal financial assets are loans receivable, accounts receivable and bank and cash balances:

Loans receivable

Loans receivable originated by the company are stated at amortised cost.

Accounts receivable

Trade and other receivables originated by the company are stated at their amortised cost less a provision for impairment. An estimate of doubtful debts is made based on a review of all outstanding amounts at balance sheet date. Bad debts are written off during the period in which they are identified. Due to the short-term nature of the company's receivables, amortised cost approximates its fair value.

Funds on call and deposit and bank and cash balances

Cash on hand is measured at its face value.

PRINCIPAL ACCOUNTING POLICIES *(continued)*

for the year ended 30 June 2005

Deposits held on call and investments in money market instruments are classified as loans originated by the company and carried at amortised cost. Due to the short-term nature of these, the amortised cost approximates its fair value.

Financial liabilities
The company's principal financial liabilities are interest-bearing debt, accounts payable and bank borrowings.

Interest-bearing debt
Interest-bearing debt is recognised at amortised cost, namely original debt less principal payments and amortisations.

Bank overdraft
Bank borrowings, consisting of interest-bearing bank loans and overdrafts are recorded at the proceeds received, net of direct issue costs. Finance costs, including premiums payable on settlement or redemption, are accounted for on an accrual basis and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Accounts payable
Trade and other payables are stated at amortised cost. Due to the short-term nature of the company's trade and other payables, the cost approximates its fair value.

Equity instruments
Equity instruments are recorded at the proceeds received, net of direct issue costs.

De-recognition
Financial assets (or a portion thereof) are de-recognised when the company realises the rights to the benefits specified in the contract, the rights expire or the company surrenders or otherwise loses control of the contractual rights that comprise the financial asset. On de-recognition, the difference between the carrying amount of the financial asset and proceeds receivable and any prior adjustment to reflect fair value that had been reported in equity are included in profit and loss for the period.

Financial liabilities (or a portion thereof) are de-recognised when the obligation specified in the contract is discharged, cancelled or expires. On de-recognition, the difference between the carrying amount of the financial liability, including related unamortised costs, and amount paid for it are included in profit and loss for the period.

Fair value methods and assumptions
The fair values of financial instruments traded in an organised financial market are measured at the applicable quoted prices, adjusted for any transaction costs necessary to realise the assets or settle the liabilities.

The fair value of financial instruments not traded in an organised financial market, is determined using a variety of methods and assumptions that are based on market conditions and risk existing at balance sheet date, including independent appraisals and discounted cash flow methods. The fair value determined is adjusted for any transaction costs necessary to realise the assets or settle the liabilities.

The carrying amounts of financial assets and liabilities with a maturity of less than one year are assumed to approximate their fair values due to the short-term trading cycle of these items.

Offset
Where a legally enforceable right of offset exists for recognised financial assets and financial liabilities, and there is an intention to settle the liability and realise the asset simultaneously, or to settle on a net basis, all related financial effects are offset.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS

for the year ended 30 June 2005

		2005 R'000	2004 R'000
1.	**OPERATING INCOME**		
	Operating income is stated after taking account of the following items:		
1.1	**Auditors' remuneration**		
	• Audit fees	**501**	491

1.2 Directors' emoluments

Executive directors – remuneration

2005	Basic salaries €'000	Basic salaries AU$'000	Basic salaries R'000	Total basic salaries R'000	Bonus R'000	Company contribution and expense allowances R'000	Deemed interest R'000	Total R'000
BE Steinhoff	840	–	–	6 644	–	–	–	6 644
MJ Jooste	750	–	–	5 935	2 000	427	–	8 362
KJ Grove	–	–	1 806	1 806	1 500	568	116	3 990
FJ Nel	40	–	801	1 118	650	130	–	1 898
DM van der Merwe	–	–	2 624	2 624	2 000	376	–	5 000
JHN van der Merwe	382	–	–	3 019	2 000	163	–	5 182
RH Walker	–	477	–	2 262	–	55	–	2 317
	2 012	477	5 231	23 408	8 150	1 719	116	33 393

2004	Basic salaries €'000	Basic salaries AU$'000	Basic salaries R'000	Total basic salaries R'000	Company contribution and expense allowances R'000	Total R'000
BE Steinhoff	725	–	–	5 956	–	5 956
MJ Jooste	660	–	–	5 421	324	5 745
FJ Nel	35	–	764	1 051	108	1 159
DM van der Merwe	–	–	2 229	2 229	271	2 500
JHN van der Merwe	320	–	–	2 628	124	2 752
RH Walker	–	285	53	1 402	26	1 428
	1 740	285	3 046	18 687	853	19 540

Executive directors – share rights

Offer date	Initial offer September 1998	Subsequent offers July 2000 to June 2001	Subsequent offers July 2001 to June 2002	Offers awarded in December 2003	Total
BE Steinhoff	–	179 700	41 040	–	220 740
MJ Jooste	–	179 700	41 040	4 586 758	4 807 498
KJ Grove	–	175 940	41 040	–	216 980
FJ Nel	–	135 000	36 480	940 905	1 112 385
DM van der Merwe	–	179 700	41 040	1 902 588	2 123 328
JHN van der Merwe	–	135 000	36 480	2 195 091	2 366 571
	–	985 040	237 120	9 625 342	10 847 502

NOTES TO THE ANNUAL FINANCIAL STATEMENTS *(continued)*

for the year ended 30 June 2005

1.2 Directors' emoluments *(continued)*

In terms of the share incentive scheme approved in general meeting and implemented on and since listing the company in 1998, rights were allocated in terms of a deferred delivery scheme. All initial offers were at nominal value and subsequent offers were at 540 cents and at 528 cents per share respectively. The deferred delivery date is three years from the offer date, maturing at 20% per annum.

At the annual general meeting on 1 December 2003, a new share incentive scheme was approved and implemented. These rights were allocated at effectively nominal value of 0,5c and will mature in 1/3 (one-third) tranches per annum from the third anniversary of the effective date, provided the following performance criteria have been achieved:

(a) a compound growth in headline earnings per share (HEPS) of the company equal to or exceeding the weighted average growth of the companies included in, and comprising the INDI 25 Index (INDI25) over a three–year period from the effective date: and

(b) the volume weighted average traded share price of the company over the 30 trading days immediately preceding the date of measurement (the measurement date) to exceed the result of the following formula, $[\{(a-b)\div b\}+1] \times c$
where
a = the INDI 25 at the measurement date
b = the INDI 25 at the effective date
c = the volume weighted average traded share price of the company for the 30 trading days immediately preceding the effective date.

In the event of the criteria not being satisfied by the third anniversary of the effective date, the rights will be extended to the following years on a cumulative basis, provided however that if both the criteria are not met by the end of the financial year in which the fifth anniversary of the effective date occurs, all rights will lapse and neither the shares (nor any of them) nor any amount will be due to any participant.

The rights disclosed above reflect the balance of unmatured rights at year end.

	2005 R'000	2004 R'000
Non-executive directors – remuneration		
Fees as directors		
DE Ackerman	**260**	220
CE Daun*	**145**	120
JNS du Plessis	**251**	190
KJ Grove* #	**145**	120
D Konar	**290**	240
JF Mouton*	**200**	170
FA Sonn	**195**	160
NW Steinhoff	**145**	1 824
NW Steinhoff (pension as from 1 July 2004, €180 000)	**1 424**	–
Fees for services		
D Konar	**650**	–
	3 705	3 044

** Paid to various entities as management fees*
 # Became an executive director during 2005

NOTES TO THE ANNUAL FINANCIAL STATEMENTS

for the year ended 30 June 2005

1.2 Directors' emoluments *(continued)*

Non-executive directors – share rights

Offer date	Initial offer September 1998	Subsequent offers July 2000 to June 2001	July 2001 to June 2002	Total
DE Ackerman	–	179 700	41 040	**220 740**
CE Daun	–	179 700	41 040	**220 740**
D Konar	–	179 040	41 040	**220 080**
NW Steinhoff	–	179 760	41 040	**220 800**
	–	718 200	164 160	**882 360**

All initial offers were at nominal value, subsequent offers were at 540 cents and at 528 cents per share respectively.

The deferred delivery date is three years from the above offer date, maturing at 20% per annum.

The rights disclosed above reflect the balance of unmatured rights at year end.

		2005 R'000	2004 R'000
	Remuneration		
	Paid by:		
	• Company	**2 281**	1 220
	• Subsidiary companies	**34 817**	21 364
		37 098	22 584
1.3	**Fees paid for services**		
	• Managerial: Fees	**7 417**	3 714
1.4	**Net foreign exchange profit**		
	• Foreign exchange on monetary items	**15 889**	112 953
1.5	**Depreciation**		
	• Computer equipment	**3**	4
1.6	**Profit on disposal of subsidiaries**		
	• Steinhoff Africa Holdings (Proprietary) Limited	**3 035 360**	–
	• Steinhoff Möbel Holdings Alpha GmbH	**8 144 995**	–
		11 180 355	–
2.	**FINANCE COSTS**		
	Interest paid		
	• Loans	**11 479**	9 472
	• Bank overdrafts	**2 330**	7 966
	• Receiver of Revenue	**17**	24
	• RMB Puttable Bonds	**4 690**	18 251
		18 516	35 713

NOTES TO THE ANNUAL FINANCIAL STATEMENTS *(continued)*

for the year ended 30 June 2005

		2005 R'000	2004 R'000
3.	**INCOME FROM INVESTMENTS**		
	Dividends received	**238 626**	31 028
	Interest received	**27 113**	38 015
	• Group companies	**26 931**	37 889
	• Other	**182**	126
		265 739	69 043
4.	**TAXATION**		
4.1	**Taxation (charge)/credit**		
	Current year:		
	• South African current taxation	**(2 479)**	(2 703)
	• South African deferred taxation	**(1 377)**	(5 454)
		(3 856)	(8 157)
	Adjustment to prior year's taxation:		
	• South African current taxation	**95**	65
	• South African deferred taxation	**–**	(65)
		95	–
	Secondary tax on companies:		
	• Current year	**–**	(342)
		(3 761)	(8 499)
4.2	**Reconciliation of rate of taxation**	**%**	%
	South African normal tax rate	**29,00**	30,00
	Adjusted for:		
	Non-taxable income	**(28,90)**	(7,80)
	Non-deductible expenses	**–**	0,20
	Secondary tax on companies	**–**	0,29
	Unprovided temporary differences	**(0,07)**	(20,13)
	Unutilised STC credit	**–**	(1,30)
	Prior year STC credit utilised	**–**	5,86
	Prior year adjustment	**–**	(0,05)
	Deferred taxation raised on prior year	**–**	0,05
	Effective tax rate	**0,03**	7,12

5. EQUIPMENT

Cost	**Opening balance R'000**	**Additions R'000**	**Disposals R'000**	**Closing balance R'000**
Computer equipment	27	–	–	**27**

Accumulated depreciation	**Opening balance R'000**	**Current year R'000**	**Disposals R'000**	**Closing balance R'000**
Computer equipment	(15)	(3)	–	**(18)**

Net book value	**2005 R'000**	2004 R'000
Computer equipment	**9**	12

Equipment is insured at the approximate cost of replacement.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS

for the year ended 30 June 2005

		2005 R'000	2004 R'000
6.	**INTEREST IN SUBSIDIARY COMPANIES**		
	Shares at cost less amounts written off	**11 215 245**	34 329
	Loans to subsidiaries*	**4 248 204**	4 067 492
	Investment in subsidiaries	**15 463 449**	4 101 821

The company's principal subsidiary is

	Issued share capital	Effective shareholding (%)	Interest of holding company: Shares at cost R'000	Net loans R'000
2005				
Steinhoff Investment Holdings Limited	**R75 000**	100	**11 215 245**	**249 439**
2004				
Steinhoff Africa Holdings (Proprietary) Limited	R35 700	100	34 096	702 476
Steinhoff Möbel Holdings Alpha GmbH	€35 790	100	233	3 365 016
			34 329	4 067 492

** Included in loans to subsidiaries as at 30 June 2005 are amounts receivable from subsidiaries in which direct and indirect interests were previously held. These subsidiaries are now wholly owned subsidiaries of Steinhoff Investment Holdings Limited.*

Included in those loans to indirect wholly owned subsidiaries as at 30 June 2005 is an amount of €28 861 546 which bears interest at Euribor plus 2%. The interest rate charged during the year ranged from 4,0% to 4,2%.

The company has subordinated its loans owing by:

- Steinhoff Africa Holdings (Proprietary) Limited in favour of all other creditors.
- Steinhoff Europe AG (Austria), amounting to €220 000 000.
- Steinhoff Möbel Holdings Alpha GmbH amounting to €56 328 000 until the senior debt has been unconditionally and irrevocably paid and discharged in full.

		2005 R'000	2004 R'000
7.	**LOANS RECEIVABLE**		
	Steinhoff International Share Trust	**37 723**	65 563
	The loan is repayable when employees exercise their share options and is interest free.		
8.	**DEFERRED TAXATION ASSET**		
8.1	**Deferred taxation movement**		
	Asset		
	Balance at beginning of year	**1 533**	7 052
	Prior year adjustment	**–**	(65)
	Current year charge	**(1 377)**	(5 454)
		156	1 533
8.2	**Deferred taxation balances**		
	Asset		
	Provision for taxation on temporary differences resulting from:		
	• Unrecognised STC credit	**156**	1 533

NOTES TO THE ANNUAL FINANCIAL STATEMENTS *(continued)*

for the year ended 30 June 2005

		2005 R'000	2004 R'000
9.	**ACCOUNTS RECEIVABLE**		
	Amounts due from subsidiary and group companies	**51 122**	18 150
	Other amounts due	**3**	180
		51 125	18 330
10.	**SHARE CAPITAL AND PREMIUM**		
10.1	**Authorised**		
	1 500 000 000 (2004: 1 500 000 000) ordinary shares of 0,5 cents each	**7 500**	7 500
10.2	**Issued**		
	1 134 695 535 (2004: 1 133 198 765) ordinary shares of 0,5 cents each	**5 673**	5 666
	Share premium	**3 218 772**	3 221 163
	Total issued share capital and premium	**3 224 445**	3 226 829
10.3	**Movement of share capital and premium**		
	Opening balance	**3 226 829**	2 291 277
	Movement for the year	**(2 384)**	935 552
	Shares issued for cash	**–**	971 083
	Shares issued to share trust on loan account	**7**	15 223
	Capitalisation dividend issued	**–**	163 650
	Capitalisation issue debited to share premium	**–**	(163 650)
	Listing expenses	**(2 391)**	(50 754)
	Closing balance	**3 224 445**	3 226 829
10.4	**Unissued shares**		
	Number of shares	**365 304 465**	366 801 235

The directors are authorised, by resolution of the shareholders and until the forthcoming annual general meeting, to dispose of the unissued shares, subject to the listing requirements of the JSE relating to a general authority of directors to issue shares for cash.

		2005	2004
10.5	**Share scheme rights:**		
	Rights allocated at 30 June (number of shares)	**14 489 959**	24 175 344

The above rights were issued in terms of the Steinhoff International Share Trust and other share incentive schemes.

		2005	2004
10.6	**Scheme rights**	**37 022 506**	35 254 251

The Share Incentive Scheme was approved at the annual general meeting which was held on 1 December 2003. Originally 35 254 251 rights were allocated on 1 December 2003.

During the year a number of rights lapsed and certain adjustments and corrections were effected, resulting in a net reduction of 255 218 rights from the rights granted on 1 December 2003. A further 2 023 473 rights were allocated during the year.

At year end, 145 employees were participants under this scheme.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS

for the year ended 30 June 2005

10. SHARE CAPITAL AND PREMIUM *(continued)*

	2005 R'000	2004 R'000
10.7 Disclosure requirements in terms of the Steinhoff International Share Trust deed		
• Number of shares reserved for the scheme remaining unissued	**103 469 553**	73 919 661
• Number of shares sold by the trust to beneficiaries during the year	**7 677 332**	10 077 463
• Number of shares available for sale by the trustees to proposed participants	**628 974**	628 974

11. RESERVES

	2005 R'000	2004 R'000
Retained income	**11 335 015**	132 136

The accumulated distributable reserves, if declared as a cash dividend, would be subject to secondary tax on companies

12. LONG-TERM LIABILITIES

	2005 R'000	2004 R'000
Unsecured financing		
Rand Merchant Bank Limited	**-**	244 241
Calyon Corporate and Investment Bank	**250 000**	–
	250 000	244 241

The senior unsecured RMB puttable bonds amounting to €37 500 000 were acquired by a group company during the year. Interest was payable semi-annually in arrears in equal instalments at 6,94% effective interest rate. These bonds were originally issued at a discount of 16,3%.

The Calyon term loan bears interest rate at JIBOR + 1%, payable quarterly in arrears. The term loan is repayable at maturity on 30 June 2010.

13. ACCOUNTS PAYABLE

	2005 R'000	2004 R'000
Payables and amounts due	**3 584**	8 882
Amounts due by subsidiary companies	**573 201**	574 027
	576 785	582 909

14. COMMITMENTS AND CONTINGENCIES

14.1 Borrowing facilities

In terms of the articles of association, the borrowing powers of the company are unlimited.

14.2 Sureties and subordinations

Unrestricted suretyship in favour of Standard Bank of South Africa for the banking facilities of Steinhoff group companies.

Senior unsecured guaranteed registered bonds of R1 000 million at 10,0% interest payable semi-annually in arrears on 28 February and 31 August of each year commencing on 28 February 2004 provided that the last date for such payment shall be on 28 February 2008. These bonds are unconditionally and irrevocably guaranteed, jointly and severally by Steinhoff Africa Holdings (Proprietary) Limited and Steinhoff International Holdings Limited.

14. COMMITMENTS AND CONTINGENCIES *(continued)*

Guarantee by Steinhoff International Holdings in favour of First Rand Bank Limited for the obligations of Steinhoff Africa Holdings (Proprietary) Limited promissory notes issued for the minimum licence fee obligation by Steinhoff Africa Holdings (Proprietary) Limited signed as co-principal debtor by Steinhoff International Holdings Limited and Steinhoff Manufacturing (Proprietary) Limited. Steinhoff International and Steinhoff Manufacturing (Proprietary) Limited irrevocably and unconditionally guarantee in favour of First Rand Bank Limited the performance of all Steinhoff Africa (Proprietary) Limited obligations under the Head of Agreement, the Licence Agreement, the Sale Agreement and the Put Agreement.

Details regarding subordinated loans owing by subsidiaries are disclosed in note 6.

14.3 Contingent liabilities

There is no litigation, current or pending, which is considered likely to have a material adverse effect on the company.

15. FINANCIAL RISK MANAGEMENT

Treasury risk management

Senior executives meet on a regular basis to analyse currency and interest rate exposures and re-evaluate treasury management strategies against revised economic forecast.

Foreign currency management

The writing of option contracts is prohibited; currency options are only purchased as a cost-effective alternative to forward currency contracts.

Liquidity risk management

The company continuously manages its liquidity risk, which is evidenced by its liquid resources and partially used borrowing facilities.

Concentration of credit risk

Potential concentrations of credit risk consist principally of short-term cash and cash equivalents and accounts receivable. The company deposits short-term cash surpluses with major banks of high quality credit standing. Accounts receivable comprise largely of amounts due on which there does not exist a significant credit risk. At 30 June 2005, the company did not consider there to be any significant concentration of credit risk, which had not been adequately provided for. The amounts presented in the balance sheet are net of allowances for doubtful receivables, estimated by the company's management based on prior experience and the current economic environment.

Fair value of financial instruments

The company's financial instruments consist mainly of cash at bank and cash equivalents, loans due to the company, accounts and other receivables, accounts and other payables and long and short-term liabilities.

The estimated net fair values at 30 June 2005 have been determined using available market information and appropriate valuation methodologies, but are not necessarily indicative of the amounts that the company could realise in the normal course of business.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS

for the year ended 30 June 2005

		2005 R'000	2004 R'000
16.	**CASH (UTILISED IN)/GENERATED FROM OPERATIONS**		
	Profit before taxation	**11 456 273**	119 289
	Adjusted for:		
	Depreciation of equipment	**3**	4
	Investment income	**(265 739)**	(69 043)
	Finance costs	**18 516**	35 713
	Profit on disposal of subsidiaries	**(11 180 355)**	–
	Operating profit before working capital changes	**28 698**	85 963
	Working capital changes:		
	Increase in accounts receivable	**(35 182)**	(16 222)
	(Decrease)/increase in accounts payable	**(6 270)**	533 764
	Decrease in VAT receivable	**76**	–
	Net changes in working capital	**(41 376)**	517 542
	Cash (utilised in)/generated from operations	**(12 678)**	603 505
17.	**TAXATION PAID**		
	Taxation (payable)/receivable at beginning of year	**(1 799)**	461
	Current taxation expense per income statement	**(2 384)**	(2 980)
	Taxation (receivable)/payable at end of year	**(1 396)**	1 799
	Net taxation paid	**(5 579)**	(720)
18.	**NET DECREASE/(INCREASE) IN LOANS RECEIVABLE**		
	Decrease/(increase) in loans receivable	**27 840**	(56 557)
	Shares issued on Steinhoff International Share Trust loan account	**7**	15 223
	Distribution from Steinhoff International Share Trust not yet received	**1 261**	–
	Net decrease/(increase) in loans receivable	**29 108**	(41 334)
19.	**NET CASH FLOW ON ISSUE OF SHARE CAPITAL**		
	Share capital and share premium issued for cash	**–**	971 083
	Less: Issue expenses paid	**(4)**	(50 754)
	Proceeds on issue of share capital	**(4)**	920 329
20.	**CASH AND CASH EQUIVALENTS**		
	Cash and cash equivalents consist of cash on hand and balances with banks as well as near-cash instruments. Bank overdrafts are only included where the company has a legal right of offset due to cash management arrangements. Cash and cash equivalents included in the cash flow statement comprise the following balance sheet amounts:		
	Bank balances and cash	**68 312**	504

NOTES TO THE ANNUAL FINANCIAL STATEMENTS *(continued)*

for the year ended 30 June 2005

21. RELATED PARTY TRANSACTIONS

Related party relationships exist between the company, shareholders and subsidiaries. These transactions are concluded at arm's length in the normal course of business and include transactions as a result of the groupwide treasury management of foreign currency movements.

21.1 Subsidiaries

Details of investments in principal subsidiaries are disclosed in note 6.

21.2 Interests of directors in contracts

All directors and officers of the company have, other than described below, confirmed that they had no interest in any contract of significance with the company or any of its subsidiary companies, which could have resulted in a conflict of interest during the year.

During the year under review, contracts were concluded by subsidiary companies with:

- Mayfair Speculators (Proprietary) Limited (Mayfair) (of which MJ Jooste is a director) placed funds in a call account with group companies. At year end, all deposits were repaid. During the year, interest in the amount of approximately R1,7 million was paid to Mayfair in respect of these deposits.

- BCM Holdings (Proprietary) Limited (BCM) (of which CE Daun is a director) and its subsidiary and associate companies provided springs and bedding components to various group companies totalling approximately R69 million.

- At 30 June 2005, the group had an investment in A ordinary shares in BCM Holdings amounting to R52 million. In terms of the dividend formula relating to the shares, an amount of R9,8 million has been accrued and remains outstanding at 30 June 2005. In addition, the group extended a loan to BCM during the year, on which market-related interest was earned. The loan was repaid prior to the year end.

- Hoffman Attorneys (of which SJ Grobler is a partner) provided legal services to subsidiary companies in the amount of approximately R1,3 million.

- PSG Capital Limited and associated companies (of which JM Mouton and MJ Jooste are directors) acted as sponsor and advisor to the group as well as to Unitrans Limited in respect of which fees were paid totalling approximately R6,3 million.

All the contracts were concluded at arm's length in the normal course of business at market-related terms no more favourable than to any third party.

21.3 Related interests of directors and officers in share capital

Details have been included in the directors' report.

REPORT OF THE INDEPENDENT AUDITORS

to the members of Steinhoff Investment Holdings Limited

Introduction

We have audited the annual financial statements of Steinhoff Investment Holdings Limited, set out on pages 19 to 29 for the year ended 30 June 2005. These financial statements are the responsibility of the company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement.

An audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements;
- assessing the accounting principles used and significant estimates made by management; and
- evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

Audit opinion

In our opinion, the financial statements fairly present, in all material respects, the financial position of the company at 30 June 2005 and the results of its operations and cash flows for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice, and in the manner required by the Companies Act in South Africa.

Deloitte & Touche.

Chartered Accountants (SA)
Registered Accountants and Auditors
Pretoria
12 September 2005

DIRECTORS' REPORT

for the year ended 30 June 2005

The directors have pleasure in presenting the annual financial statements of the company for the year ended 30 June 2005.

NATURE OF BUSINESS

Steinhoff Investment Holdings Limited ("Steinhoff Investment") is a wholly-owned subsidiary of Steinhoff International Holdings (Steinhoff) and is incorporated in South Africa. The company's name was changed from Inzuzo Industries (Proprietary) Limited to Steinhoff Investment Holdings Limited and was converted to a public company on 20 April 2005. Steinhoff Investment is currently the investment holding company for all of the Steinhoff group's investments.

SUBSIDIARY COMPANIES

	Issued share capital	Effective shareholding (%)
Steinhoff Africa Holdings (Proprietary) Limited and its subsidiaries	**R35 700**	100
Steinhoff Möbel Holdings Alpha GmbH and its subsidiaries	**€35 790**	100

SHARE CAPITAL

The company increased its authorised ordinary share capital during the year from 120 ordinary shares of 200 cents each to R505 000 divided into 101 000 000 ordinary shares of 0,5 cents each.

DIRECTORS' REPORT *(continued)*

for the year ended 30 June 2005

The following ordinary shares were issued during the year:

Date	Number of shares
22 April 2005	452 000
9 June 2005	12 200 000
30 June 2005	2 300 000

The shares of the company are held by 7 shareholders, 6 shares of which are held by members of executive management of Steinhoff International Holdings Limited who each holds 1 share as nominee for and on behalf of Steinhoff International Holdings Limited. The company is therefore effectively a wholly-owned subsidiary of Steinhoff International Holdings Limited.

The company increased its authorised preference share capital during the year from none to R495 000 divided into 495 000 000 variable rate, cumulative, non-redeemable, non-participating preference shares of 0,1 cents each of which 6 500 000 shares were issued on 15 June 2005.

CONTRACTS

No contracts in which directors and officers of the company had an interest and that significantly affected the affairs or business of the company were entered into during the year.

DIRECTORATE

The executive directors in office at the financial year-end and date of this report, were:
Stephanus Johannes Grobler
Johannes Henoch Neethling van der Merwe

The non-executive directors in office at the financial year-end and date of this report were:
Dirk Emil Ackerman*
Dr Deenadayalen Konar*
** Independent non-executive directors*

During the financial year the following directors resigned:

Jan Lodewikus Pretorius	25 February 2005
Johannes Fredericus Mouton	20 April 2005

DIRECTORS' SHAREHOLDING

At 30 June 2005 the present directors of the company held direct and indirect interests in 2 (2004: nil) of the company's issued ordinary shares as nominees for and on behalf of Steinhoff International Holdings Limited as well as 1 000 of the company's issued preference shares. Details of these holdings are as follows:

Johannes Henoch Neethling van der Merwe (as nominee)	1 ordinary share
Stephanus Johannes Grobler (as nominee)	1 ordinary share
Dirk Emil Ackerman	1 000 preference shares

There have been no changes to directors' shareholding between year-end and the date of this report.

CORPORATE GOVERNANCE

The company complies with the JSE Limited (JSE) Listing Requirements and in all material respects with the Code of Corporate Practice and Conduct published in the King II Report on Corporate Governance.

POST-BALANCE SHEET EVENTS

There have been no subsequent events affecting Steinhoff Investment Holdings Limited.

SECRETARY

Stephanus Johannes Grobler acts as secretary to the company.

BUSINESS ADDRESS

28 Sixth Street
Wynberg
2090

POSTAL ADDRESS

PO Box 1955
Bramley
2018

DIRECTORS' REPORT

for the year ended 30 June 2005

GROUP ANNUAL FINANCIAL STATEMENTS

Steinhoff Investments is a wholly-owned subsidiary of Steinhoff International Holdings Limited (Steinhoff), except for the 6 500 000 variable rate, cumulative, non-redeemable, non-participating preference shares with a par value of 0,1 cent each in the capital of Steinhoff Investments, issued at total premium of R649,9 million. The preference shares were listed on the JSE Limited on 15 June 2005. With effect from 1 May 2005, Steinhoff Investments acquired the entire issued share capital held by Steinhoff in its two main operating subsidiaries, Steinhoff Möbel Holdings Alpha GmbH and Steinhoff Africa Holdings (Proprietary) Limited and as such, Steinhoff Investments became the intermediate wholly-owned holding company for all of Steinhoff's investments. Had the acquisition been effective on 1 July 2004, the relevant financial information of Steinhoff and Steinhoff Investments for the year ended 30 June 2005 would have been identical. However, no consolidated financial statements for Steinhoff Investments have been prepared in respect of the two month period ended 30 June 2005, but preference shareholders are referred to the consolidated financial results of Steinhoff for a full appreciation of the consolidated results and financial position on the basis of a full twelve-month reporting period.

APPROVAL OF THE ANNUAL FINANCIAL STATEMENTS

It is the directors' responsibility to ensure that the annual financial statements fairly present the state of affairs of the company. The external auditors are responsible for independently auditing and reporting on the financial statements.

The directors are also responsible for the systems of internal control. These are designed to provide reasonable, but not absolute, assurance as to the reliability of the financial statements, and to adequately safeguard, verify and maintain accountability of assets, and to prevent and detect material misstatement and loss. The systems are implemented and monitored by suitably trained personnel with an appropriate segregation of authority and duties. Nothing has come to the attention of the directors to indicate that any material breakdown in the functioning of these controls, procedures and systems has occurred during the year under review.

The financial statements set out in this report have been prepared by management on the basis of appropriate accounting policies which have been consistently applied and which are supported by prudent judgements and estimates. The financial statements have been prepared in accordance with South African Statements of Generally Accepted Accounting Practice.

The directors have reasonable expectation that the company has adequate resources to continue in operation for the foreseeable future, and the annual financial statements have therefore been prepared on a going concern basis.

The annual financial statements for the year ended 30 June 2005, which appear on pages 19 to 29 were approved by the board and signed on its behalf on 12 September 2005.

Stephanus Johannes Grobler
Executive Director

Johannes Henoch Neethling van der Merwe
Executive Director

Secretary certification

I certify, in accordance with Section 268 G(d) of the Companies Act, 1973, as amended ("the Act") that the company has lodged with the Registrar of Companies all such returns as are required for a public company in terms of the Act and that all such returns are true, correct and up to date.

Stephanus Johannes Grobler
Company Secretary

INCOME STATEMENT

for the year ended 30 June 2005

	Notes	2005 R'000
Operating loss	1	**(51)**
Taxation	2	**–**
Loss after taxation		**(51)**

Comparative income statement information is not presented as the company was dormant in the prior financial year.

BALANCE SHEET

as at 30 June 2005

	Notes	2005 R'000	2004 R'000
ASSETS			
Non-current assets			
Interest in subsidiary companies	3	**12 113 684**	–
Investments	4	**180 000**	–
Loans due by group entities		**–**	*
TOTAL ASSETS		**12 293 684**	*
EQUITY AND LIABILITIES			
Capital and reserves			
Ordinary share capital and premium	5	**11 215 245**	*
Reserves	7	**(51)**	–
Ordinary shareholders' equity		**11 215 194**	*
Preference share capital and premium	6	**643 878**	–
Total equity		**11 859 072**	
Non-current liabilities			
Loans due to group entities	8	**432 937**	–
Current liabilities			
Accounts payable	9	**1 674**	–
Bank overdraft		**1**	–
		1 675	–
TOTAL EQUITY AND LIABILITIES		**12 293 684**	*

** Amounts less than R1 000*

STATEMENT OF CHANGES IN EQUITY

for the year ended 30 June 2005

	Ordinary share capital and premium R'000	Accumulated loss R'000	Total ordinary shareholders' equity R'000	Preference share capital and premium R'000	Total equity R'000
Balance at 30 June 2004 and 2003	*	–	*	–	*
Loss for the year	–	(51)	(51)	–	(51)
Issue of share capital	11 215 245	–	11 215 245	643 878	11 859 123
Balance at 30 June 2005	**11 215 245**	**(51)**	**11 215 194**	**643 878**	**11 859 072**

* *Amounts less than R1 000*

CASH FLOW STATEMENT

for the year ended 30 June 2005

	Notes	2005 R'000
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash utilised in operations	12	**(1)**
Net cash outflow from operating activities		**(1)**
CASH FLOWS FROM INVESTING ACTIVITIES		
Net increase in amounts due by subsidiaries	13	**(650 000)**
Net cash outflow from investing activities		**(650 000)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds on issue of ordinary share capital	14	–
Proceeds on issue of preference share capital	15	**650 000**
Net cash inflow from financing activities		**650 000**
NET DECREASE IN CASH AND CASH EQUIVALENTS		**(1)**
Cash and cash equivalents at beginning of year		–
CASH AND CASH EQUIVALENTS AT END OF YEAR		**(1)**

Comparative cash flow information is not presented as the company was dormant in the prior financial year.

PRINCIPAL ACCOUNTING POLICIES

for the year ended 30 June 2005

The annual financial statements are prepared in accordance with South African Statements of Generally Accepted Accounting Practice on the historical cost basis and going concern principle except for certain financial instruments which are carried at fair value or amortised cost as appropriate, and incorporate the following principal accounting policies which have been consistently applied in all material respects, except where otherwise stated.

Presentation of financial statements

These financial statements are presented in South African Rands and are for the twelve-month period ended 30 June 2005.

Unless otherwise stated, all amounts in the annual financial statements are shown rounded off to the nearest R1 000.

Interest in subsidiary companies

Interest in subsidiary companies is stated at cost less accumulated impairment losses.

Impairment of assets

The carrying amounts of assets stated in the balance sheet are reviewed at each balance sheet date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated as the higher of the net selling price and its value in use. An impairment loss is recognised in the income statement whenever the carrying amount exceeds the recoverable amount.

In assessing value in use, the expected future cash flows are discounted to their present value that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

A previously recognised impairment loss is only reversed if there has been a change in the estimates used to determine the recoverable amount; however, not to an amount higher than the carrying amount that would have been determined (net of depreciation and amortisation) had no impairment loss been recognised in previous years.

Cash and cash equivalents

Cash and cash equivalents are defined as cash and bank and near-cash financial instruments. Bank overdrafts are only included where the company has a legal right of offset due to cash management arrangements. Refer to policies on financial instruments below.

Taxation

The charge for taxation is based on the results for the year as adjusted for items that are non-assessable or disallowed. It is calculated using the tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding basis used in the computation of taxable income. In general, deferred tax liabilities are recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from the initial recognition of other assets and liabilities, which affects neither the tax profit nor the accounting profit at the time of the transaction. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefits will be realised.

Deferred tax is charged or credited in the income statement except when it relates to items credited or charged directly in equity, in which case deferred tax is also dealt with in equity.

Revenue recognition

Interest

Interest revenue is recognised on a time-proportion basis by reference to the principal debt outstanding and at the interest rate applicable.

PRINCIPAL ACCOUNTING POLICIES

for the year ended 30 June 2005

Dividend income
Dividend income from investments is recognised when the right to receive payment has been established.

Financial instruments
Financial assets and financial liabilities are recognised on the company's balance sheet when the company becomes a party to contractual provisions of the instrument. Subsequent to initial recognition these instruments are measured as set out below.

Financial assets
The company's principal financial assets are investments and loans receivable.

Investments
Investments in preference shares are classified as available-for-sale investments and are measured at fair value.

For available-for-sale investments, unrealised gains and losses are dealt with in equity, until the security is disposed of or is determined to be impaired, at which time the net profit or loss is included in the net profit or loss for the period.

Loans receivable
Loans receivables originated by the company are stated at amortised cost.

Financial liabilities
The company's principal financial liabilities are loans due to group entities, accounts payable and bank borrowings:

Loans due to group entities
Interest-bearing loans are recognised at amortised cost, namely original debt less principal payments and amortisations.

Bank overdraft
Bank borrowings, consisting of interest-bearing bank loans and overdrafts are recorded at the proceeds received, net of direct issue costs. Finance costs, including premiums payable on settlement or redemption, are accounted for on an accrual basis and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Accounts payable
Trade and other payables are stated at amortised cost. Due to the short-term nature of the company's trade and other payables, the cost approximates its fair value.

Equity instruments
Equity instruments are recorded at the proceeds received, net of direct issue costs.

De-recognition
Financial assets (or a portion thereof) are de-recognised when the company realises the rights to the benefits specified in the contract, the rights expire or the company surrenders or otherwise loses control of the contractual rights that comprise the financial asset. On de-recognition, the difference between the carrying amount of the financial asset and proceeds receivable and any prior adjustment to reflect fair value that had been reported in equity are included in the profit and loss for the period.

Financial liabilities (or a portion thereof) are de-recognised when the obligation specified in the contract is discharged, cancelled or expires. On de-recognition, the difference between the carrying amount of the financial liability, including related unamortised costs, and amount paid for it are included in profit and loss for the period.

PRINCIPAL ACCOUNTING POLICIES *(continued)*

for the year ended 30 June 2005

Fair value methods and assumptions

The fair values of financial instruments traded in an organised financial market are measured at the applicable quoted prices, adjusted for any transaction costs necessary to realise the assets or settle the liabilities.

The fair value of financial instruments not traded in an organised financial market, is determined using a variety of methods and assumptions that are based on market conditions and risk existing at balance sheet date, including independent appraisals and discounted cash flow methods. The fair value determined is adjusted for any transaction costs necessary to realise the assets or settle the liabilities.

The carrying amounts of financial assets and liabilities with a maturity of less than one year are assumed to approximate their fair values due to the short-term trading cycle of these items.

Offset

Where a legally-enforceable right of offset exists for recognised financial assets and financial liabilities, and there is an intention to settle the liability and realise the asset simultaneously, or to settle on a net basis, all related financial effects are offset.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS

for the year ended 30 June 2005

		2005 R'000	2004 R'000
1.	**OPERATING LOSS**		
	Operating loss is stated after taking account of the following item:		
1.1	**Auditors' remuneration**		
	• Audit fees	**50**	–
2.	**TAXATION**		
	At balance sheet date, the company had an unutilised calculated taxation loss available to offset against future taxable income.		
	A deferred tax asset has not been raised as the directors are of the opinion that it is not probable that sufficient future taxable profit will be available against which tax losses can be utilised.		
3.	**INTEREST IN SUBSIDIARY COMPANIES**		
	Shares at cost	**11 214 684**	–
	Loans to subsidiaries	**899 000**	–
	Investment in subsidiaries	**12 113 684**	–

The company's principal subsidiaries are

	Issued share capital	**Effective shareholding (%)**	**Interest of holding company: Shares at cost R'000**	**Interest of holding company: Net loans R'000**
Steinhoff Africa Holdings (Proprietary) Limited and its subsidiaries	**R35 700**	100	**3 069 456**	**899 000**
Steinhoff Möbel Holdings Alpha GmbH and its subsidiaries	**€35 790**	100	**8 145 228**	**–**
			11 214 684	**899 000**

The company has subordinated its loans owing by Steinhoff Africa Holdings (Proprietary) Limited amounting to R650 000 000 in favour of all other creditors.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS

for the year ended 30 June 2005

		2005 R'000	2004 R'000
4.	**INVESTMENTS**		
	Unlisted investments – preference shares	**180 000**	–
	Directors' valuation of unlisted investments	**180 000**	–
	Details of investments are available at the registered office of the company for inspection.		
	Unlisted investments are classified as available-for-sale financial assets.		
5.	**ORDINARY SHARE CAPITAL AND PREMIUM**		
5.1	**Authorised**		
	101 000 000 (2004: 120) ordinary shares of 0,5 (2004: 200) cents each	**505**	*
5.2	**Issued**		
	15 000 000 (2004: 120) ordinary shares of 0,5 (2004: 200) cents each	**75**	*
	Share premium	**11 215 170**	–
	Total issued share capital and premium	**11 215 245**	*
5.3	**Movement of share capital and premium**		
	Opening balance	*	*
	Movement for the year	**11 215 245**	–
	Shares issued to Steinhoff International Holdings Limited	**11 215 245**	–
	Closing balance	**11 215 245**	*
	The authorised but unissued ordinary shares will be under the control of the directors until Steinhoff Investment's next Annual General Meeting, subject to the provisions of the Companies Act.		
	** Amounts less than R1 000*		
6.	**PREFERENCE SHARE CAPITAL AND PREMIUM**		
6.1	**Authorised**		
	495 000 000 (2004: nil) variable rate, cumulative, non-redeemable, non-participating preference shares of 0,1 cents each	**495**	–
6.2	**Issued**		
	6 500 000 (2004: nil) variable rate, cumulative, non-redeemable, non-participating preference shares of 0,1 cents each	**7**	–
	Share premium	**649 993**	–
	Preliminary expenses	**(6 122)**	–
	Total issued preference share capital and premium	**643 878**	–

At a general meeting of Steinhoff Investment Holdings Limited shareholders approved the ordinary resolution whereby the preference shares were placed under the control of the directors of the company who are authorised to allot and issue the preference shares at their discretion, subject to the provisions of section 221 and 222 of the Companies Act and the JSE Listing requirements.

The authorised but unissued preference shares, after the listing, will be under the control of the directors until Steinhoff Investment's next Annual General Meeting, subject to the provisions of the Companies Act and the Listing requirements.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS *(continued)*

for the year ended 30 June 2005

		2005 R'000	2004 R'000
7.	**RESERVES**		
	Accumulated loss	**(51)**	–
8.	**LOANS DUE TO GROUP ENTITIES**		
	Long-term loans due to:		
	Steinhoff International Holdings Limited	**249 439**	–
	PG Bison Holdings (Proprietary) Limited	**150 000**	–
	Steinhoff Manufacturing (Proprietary) Limited and other fellow subsidiaries	**33 498**	–
		432 937	–
	The amounts owing to group entities are interest free and have not fixed terms of repayment.		
9.	**ACCOUNTS PAYABLE**		
	Trade payables	**1 674**	–

10. COMMITMENTS AND CONTINGENCIES

10.1 Borrowing facilities

In terms of the articles of association, the borrowing powers of the company are unlimited.

10.2 Sureties and subordinations

Details regarding loans to subsidiaries are disclosed in note 3.

10.3 Contingent liabilities

There is no litigation, current or pending, which is considered likely to have a material adverse effect on the company.

11. FINANCIAL RISK MANAGEMENT

Treasury risk management

Senior executives meet on a regular basis to analyse currency and interest rate exposures and re-evaluate treasury management strategies against revised economic forecast.

Liquidity risk management

The company continuously manages its liquidity risk. The company is not significantly exposed to liquidity risk.

Concentration of credit risk

At 30 June 2005, the company did not consider there to be any significant concentration of credit risk, which had not been adequately provided for.

Fair value of financial instruments

The company's financial instruments consist mainly of loans due by and due to group entities, accounts payables and bank overdraft.

The estimated net fair values at which financial instruments are carried on the balance sheet at 30 June 2005 have been determined using available market information and appropriate valuation methodologies, but are not necessarily indicative of the amounts that the company could realise in the normal course of business.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS

for the year ended 30 June 2005

		2005 R'000
12.	**CASH UTILISED IN OPERATIONS**	
	Operating loss	**(51)**
	Working capital changes:	
	Increase in accounts payable	**1 674**
	Cost paid by group companies included in accounts payable	**(1 624)**
	Net changes in working capital	**50**
	Cash utilised in operations	**(1)**
13.	**NET INCREASE IN INVESTMENTS IN SUBSIDIARIES**	
	Increase in investments in subsidiaries	**(12 113 684)**
	Funded by the following non-cash flow transactions:	
	Issue of ordinary share capital received through loan account	**11 215 245**
	Long-term loans granted by related parties	**432 937**
	Purchase of investment	**(180 000)**
	Listing expenses paid by group companies through loan account	**(4 498)**
	Total increase in investment in subsidiaries	**(650 000)**
14.	**PROCEEDS ON ISSUE OF ORDINARY SHARE CAPITAL**	
	Total increase in ordinary share capital	**11 215 245**
	Non-cash consideration received through loans account	**(11 215 245)**
	Proceeds on issue of ordinary share capital	**–**
15.	**PROCEEDS ON ISSUE OF PREFERENCE SHARE CAPITAL**	
	Total preference share capital issued for cash	**643 878**
	Listing expenses paid by group companies	**6 122**
	Proceeds on issue of preference share capital	**650 000**

16. RELATED PARTY TRANSACTIONS

Related party relationships exist between shareholders and subsidiaries. These transactions are concluded at arm's length in the normal course of business and include transactions as a result of the group wide treasury management of foreign currency movements. For detailed disclosure refer to the Steinhoff International Holdings Limited Group financial statements.

16.1 Subsidiaries

Details of investments in principal subsidiaries are disclosed in note 3.

16.2 Interests of directors in contracts

All directors of the company have confirmed that they did not have any material interests in any contract of significance with the company, which could have resulted in a conflict of interest during the year.

16.3 Related interests of directors and officers in share capital

Details have been included in the directors' report.